As filed with the Securities and Exchange Commission on June 10, 2016

Registration No.  333-211627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PARAGON COMMERCIAL CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	6022	56-2278662
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3535 Glenwood Avenue
Raleigh, North Carolina 27612
(919) 788-7770

     (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert C. Hatley
President and Chief Executive Officer
Paragon Commercial Corporation
3535 Glenwood Avenue
Raleigh, North Carolina 27612
(919) 788-7770

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Todd H. Eveson, Esq. Jonathan A. Greene, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 (919) 781-4000	Jacob A. Lutz, III, Esq. Mark W. Jones, Esq. Troutman Sanders LLP 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1490

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED JUNE 10, 2016

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

 PRELIMINARY PROSPECTUS

736,000 Shares

Common Stock

This is the initial public offering of Paragon Commercial Corporation, the parent company and registered bank holding company of Paragon Commercial Bank in Raleigh, North Carolina. We are offering 736,000 shares of our common stock.

Prior to this offering, our common stock was quoted on the OTCQX marketplace under the symbol “PBNC.” We currently estimate that the initial public offering price per share will be between $33.00 and  $35.00. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “PBNC.”

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 12 for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

	Per Share	Total
Initial public offering price of common stock	$	$
Underwriting discounts and commissions(1)
Proceeds to us, before expenses

(1)	See “Underwriting” beginning on page 101 for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or FDIC, or any other governmental agency.

We have granted the underwriters an option to purchase up to 110,400 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, for a period of up to 30 days from the date of this prospectus.

RAYMOND JAMES

SANDLER O'NEILL + PARTNERS, L.P.

Prospectus dated               , 2016.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” the “Company,” or similar references, mean Paragon Commercial Corporation and its subsidiaries on a consolidated basis. References to “Paragon Bank” or the “Bank” mean our wholly owned banking subsidiary, Paragon Commercial Bank.

INDUSTRY AND MARKET DATA

Industry and market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. We did not commission the preparation of any of the sources or publications referred to in this prospectus. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

●	we may present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

●
we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

●	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

●	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by non-affiliates as of any June 30 before that time, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced regulatory and reporting requirements. We have elected in this prospectus to take advantage of scaled disclosure relating to executive compensation arrangements and to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis and Financial Condition and Results of Operations.”

In addition, Section 102(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new and revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with the new and revised accounting standards is irrevocable.

Following this offering, we may continue to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. It is possible that some investors could find our common stock less attractive because we may take advantage of these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus before deciding whether to invest in our common stock. You should pay special attention to, among other things, our consolidated financial statements and the related notes thereto and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus to determine whether an investment in our common stock is appropriate for you.

A Professional, Profitable Business Strategy

We were formed with the goal of filling what we believe is an unmet demand in our markets: delivering the commercial and private banking expertise and professionalism of a large bank with the responsive, personalized service of a community bank. We offer the client experience of a private bank for businesses and individuals through highly talented and experienced employees at carefully selected, professional office locations. Our combination of efficient staffing and a limited number of professional offices helps us drive profitability and create stockholder value, including by operating more efficiently than many of our peer institutions.

As of March 31, 2016 we had net loans of $1.04 billion, total deposits of $1.05 billion, stockholders’ equity of $100.2 million and total assets of $1.34 billion. For the three months ended March 31, 2016, we generated net income of $2.8 million, earnings per diluted common share of $0.62, a tax equivalent net interest margin of 3.51% and an efficiency ratio of 58.69%. For the year ended December 31, 2015, we generated net income of $11.2 million, earnings per diluted common share of $2.47, a tax equivalent net interest margin of 3.51% and an efficiency ratio of 56.64%.

Our History

We are a North Carolina corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended, and headquartered in Raleigh, North Carolina.  Founded as North Carolina's sole business-only bank,  we began operations in 1999  as Paragon Commercial Bank to serve the financial needs of commercial clients, professional service firms, their owners and other targeted clients with a superior client experience delivered from a single office. In 2001 we formed Paragon Commercial Corporation as the Bank’s holding company, in 2006 we expanded to the Charlotte, North Carolina market and opened our second office, and in 2014 we opened our third office in Cary, North Carolina. We discuss our markets in more detail below.

Our commitment to our professional, profitable business strategy has driven the development of our strong banking brand in our market areas and supported our increased focus on offering banking products and services to the principals of our core business clients.

Our Strategy

We combine large bank sophistication and relationship banking.

Our target clients value professional delivery of sophisticated banking products and services. We compete in our markets for these target clients with a wide variety of banking organizations. At one end of the marketplace spectrum are large, national and super-regional financial institutions. These organizations provide expertise and consistency of service across geographic markets, but often fall short with their responsiveness and level of personalized service. At the other end of the marketplace spectrum are small, community banks that excel at responsiveness and personalized service, but which lack the resources and expertise of the large national and super-regional banks. Since our founding, our goal has been to provide the best attributes of large and small financial institutions to our target clients.

We target profitable banking clients that value professional, personalized service.

We target clients with significant banking needs that value professionalism and personalized service, including companies with annual revenues from $5 million to $75 million; professional service firms such as attorneys, health care providers, and accountants, trade associations, nonprofit organizations; and high net worth individuals. Our focus on high net worth individuals, including the principals that own or manage our key target business clients, has increased in recent periods. These groups typically have substantial banking needs that are best addressed by the professional and sophisticated approach to banking that larger financial institutions typically offer. However, many of these types of banking clients often prefer the “relationship banking” approach of a community bank. We believe our target clients are underserved by both the national and super-regional financial institutions and the small community banks. Our target clients seek bankers that can serve as their trusted advisors.

Our target clients are typically more mature businesses, larger nonprofits, and wealthier individuals. As a community bank operating with a private banking model, we believe that these clients are more profitable than smaller businesses and a mass market retail approach. Our target clients have significant banking needs: larger balances of deposits and / or larger credit needs, which allows us to put greater emphasis on a smaller number of relationships. We also believe that more mature businesses with revenues over $5 million and wealthier individuals present better credit risks than other types of customers

We seek to deliver an “extraordinary client experience” through the ambiance of a private banking environment. We have a committee staffed by a member of every department that collaborates to identify opportunities for Paragon to make our client experience as rewarding and convenient as possible for our clients. We recognize and reward employees of all departments for outstanding service.

We empower our employees to deliver a high quality, high value and efficient banking experience to our clients and to serve as trusted advisors. Our Client Development Officers, or CDOs, are key to our unique model for delivering banking products and services.

We tailor our services to be convenient to and meet the specialized needs of commercial and private banking clients. Our employees are the foundation to our tailored approach. We maintain very good relations with our employees, have experienced very low employee turnover since our founding, and in 2015 the American Banker ranked us number six on its list of “Best Banks to Work For.”

Our Client Development Officers, or CDOs, are talented, experienced bankers responsible for relationships with our clients and are critical to how we deliver banking products and services to our clients. Each of our CDOs develops a “portfolio” of clients and uses their depth of market and banking knowledge to serve as a key point of contact for clients in his or her portfolio. Our CDOs are supported by a team of professionals with account service, credit and treasury expertise. This structure deepens the client relationships and enables each CDO to serve as a trusted advisor to our clients within their portfolios. We believe our clients value this combination of professional expertise and service and a stable banking relationship.

We hire CDOs who are highly talented bankers with significant experience in our markets.

We are highly selective in hiring CDOs and seek to hire CDOs with strong banking skills and the desire to provide extraordinary client service. We identify a large portion of our CDOs by observing talented bankers at other institutions within our markets and attracting them to our organization. We believe these talented and experienced bankers, if they join our banking team as a CDO, will be very effective in serving as their clients’ key point of contact. In addition to market sales and client service experience, our ideal CDO candidates also possess the credit underwriting expertise and business acumen to enable them to serve as advisors to our clients. Our executive management team participates in interviews and hiring decisions for every CDO.

We have developed a strong sales culture throughout our organization and we incentivize employees (including CDOs) to reach banking outcomes that are beneficial for our clients and for us.

We emphasize a strong sales culture throughout our organization and we use a “top-down” approach for demonstrating our commitment to this culture. We provide high quality sales training conducted by leading firms for our CDOs on a regular basis. Members of our board of directors, as well as members of our three local advisory boards, actively develop business and serve as our ambassadors in their communities. Our market presidents serve as the leaders of our sales teams and set goals for loan and deposit growth. Our management measures our performance based on an analysis of referral and sales metrics, which includes an emphasis on internal referrals that encourage our clients to take advantage of all the products and services we offer. We believe that our strong internal referral culture creates an environment rewarding to our employees and a better banking experience for our clients. We incentivize our CDOs through a qualitative and quantitative incentive program by setting high, but attainable production goals, providing significant resources for the CDOs to use in meeting these goals, and appropriately rewarding our CDOs for success. These incentives focus our CDOs on developing strong client relationships and generating business.

We believe we can efficiently execute our strategy and meet the needs of our key banking clients.

We operate as a commercial and private bank, as opposed to a retail bank, with targeted, highly professional offices in our markets, rather than a broad network of branch offices. We do not have drive-through windows or automated teller machines (ATMs). We offer courier services, online banking and remote deposit capture to extend the reach of our offices. We believe that our offices and auxiliary services provide a professional banking experience that is appealing to sophisticated clients, without the costs associated with maintaining the wide branch network that is traditionally associated with community banks of our size. Operating with fewer branches allows us to also operate with fewer employees, which contributes to our efficiency and profitability. At December 31, 2015, we had a ratio of $9.4 million of assets per full-time equivalent employee versus a median ratio of $4.4 million of assets per full-time equivalent employee for peer institutions.1

1 As used in this prospectus, “peer institutions” refers to a group of 190 banks and thrifts headquartered in the southeastern United States with total assets ranging from $500 million to $5 billion at December 31, 2015. Please note that this group of peer institutions is different from the “peer group” referenced in Note 10 to our audited consolidated financial statements included with this prospectus.

We have increased the funding provided by our local deposits.

Our CDOs have significant responsibility for our success in deposit gathering. Some of our CDOs are primarily focused on deposit gathering initiatives and call on clients and potential clients that may not have significant lending needs, but are valuable sources of core deposits. In addition to our commercial, professional, and high net worth clients, we specifically target niche deposit clients including title companies, property management firms, nonprofit organizations, and trade associations. We have increased our focus on local funding in recent years, and we have grown local funding at a rate which has significantly outpaced our strong loan growth. From December 31, 2010 to March 31, 2016 we have grown our local deposits and client repurchase agreements by $506.9 million, or 112.3%, from $451.3 million to $958.3 million.

As a result of our strong loan and core deposit growth, we have improved our net interest margin, which has contributed to the increased profitability of our Company. Our net interest margin has increased in each successive year from 2011 to 2015, and we recorded a tax-equivalent net interest margin of 3.51% for the year ended December 31, 2015 versus 2.60% for the year ended December 31, 2011. Our tax-equivalent net interest margin remained at 3.51% for the three months ended March 31, 2016. Peer institutions, on the other hand, have recorded shrinking net interest margins with a median tax-equivalent net interest margin of 3.83% for the year ended December 31, 2011 and 3.73% for the year ended December 31, 2015. For the three months ended March 31, 2016, peer institutions achieved a median tax-equivalent net interest margin of 3.72%.(2)

We have significant growth opportunities in our current markets.

Our growth strategy centers on growing loans, deposits and banking relationships in our existing markets. Based on deposit market share data as of June 30, 2015 (the most recent date for which such information is available), we maintained market shares of approximately 3.1% and 0.1% in the Raleigh market area and the Charlotte market area, respectively. Based on our market share and other market data, we believe we have substantial opportunities in the Raleigh and Charlotte market areas to grow organically or to grow through targeted expansion of our branch network. We believe that our investments in technology and systems and our highly-skilled employees create a corporate infrastructure with capacity to support continued growth.

We also periodically consider the measured expansion of our franchise through entry into new markets, including through the recruitment of seasoned personnel with ties to their market area or potentially through targeted acquisitions.

We focus on maintaining strong asset quality.

Achieving strong asset quality through our business strategy is one of our most important operating objectives. Our business strategy places an emphasis on larger, more seasoned commercial borrowers, whom we believe present lower risks of default. Our credit approval processes give our CDOs responsibility for the initial underwriting of loans to customers in their portfolio in order to capitalize on our CDOs’ knowledge of their customers’ businesses. Our CDOs do not have authority to make loans over $100,000 without approval, and in order to ensure that the sales teams are not conflicted between growth and profitability, credit administration and executive management are responsible for loan and deposit pricing, respectively. Loan commitments are approved by credit administration which may include loan committees at various levels within our bank, depending on the loan’s size, total relationship exposure and other characteristics. Our credit culture and these processes drive our asset quality success; at March 31, 2016, loans past due 30 days or more totaled $127,000 or 0.01% of loans, nonperforming assets to total assets of 0.43%, and $487,000 of nonperforming loans.

We focus on creating stockholder value.

We believe that our business model allows us to create significant value for our stockholders. We operate with significantly fewer employees and a much smaller branch network than other banks our size (based on total assets), which results in much lower operating expenses. In 2015, our efficiency ratio (total non-interest expense divided by the sum of net interest income and non-interest income) was 56.64%, compared to a median ratio of 70.31% for a group of our peer institutions. That same ratio for the three-month period ended March 31, 2016 was 58.69%. We have used our strong sales culture to capitalize on significant growth opportunities in our existing markets in recent periods. In 2015 we grew loans by $147.8 million, or 17.0%, and sold participations for an additional $29.1 million in loans. We also grew client deposits by $178.3 million, or 26.7%, in 2015. This loan and deposit growth increased our 2015 net income by $3.3 million, or 41.1%, compared to 2014. The combination of lower operating expenses and strong growth drove our 2015 return on assets of 0.87% and return on equity of 12.20%. For the first quarter of 2016 we grew loans by $28.8 million, or an annualized rate of 11.2%. We also grew client deposits by $110.9 million, or an annualized rate of 52.4%, in the same period of 2016. We believe that we will continue to have similar growth opportunities during 2016 and beyond, and we expect that capitalizing on these growth opportunities would increase our profitability and enhance stockholder value. We intend to use a portion of the proceeds of this offering to support our continued growth.

Our focus on the Raleigh-Durham and Charlotte market areas creates significant franchise value.

We believe that our focus on North Carolina’s two largest banking markets and the consolidation within the North Carolina banking industry creates significant franchise value. We are the only bank that focuses almost solely on the Raleigh-Durham and Charlotte market areas. There has been significant consolidation among banks in North Carolina. As of December 31, 2009, there were 102 banks headquartered in North Carolina, but that number has shrunk to only 62 as of March 31, 2016. We think that the combination of our focus on attractive markets and the relative scarcity of North Carolina-based banks created by consolidation continues to enhance our franchise value.

2 Please refer to footnote 1 on page 2 for the definition of “peer institutions.”

Our Challenges

Our ability to execute our strategy, the success of our business, and our ability to achieve further growth is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” prior to making an investment in our common stock. These risks include, among others:

•	increased loan delinquencies and credit losses;
•
an adverse impact on our access to liquidity caused by a decrease in the level of our business activity due to a market downturn, our lack of access to a traditional branch network, the loss of one or more of our larger deposit relationships, and adverse regulatory action against us;

•	failure to continue to increase our volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks of our growth strategy;
•	loss of customers in the event one of our CDOs with extensive and deep client relationships were to leave our Company;
•	changes in the interest rate environment resulting in a reduction in our net interest income;
•	a cyber attack or other failure, interruption, or breach in the security or operational integrity of our computer systems and networks; and
•	our business concentration in North Carolina, which may magnify the consequences of a local or regional economic downturn.

Attractive, Growing Markets

We serve the Raleigh, North Carolina market and surrounding areas, including the Research Triangle Park, Durham and Chapel Hill, from our headquarters in Raleigh. In 2006 we expanded to Charlotte, North Carolina and in 2014 we established a full service office in Cary, North Carolina. We believe that these markets have a combination of scale and attractive demographics to provide significant growth opportunities, while being small enough for our Company to establish a well-known brand.

The Raleigh-Durham market area is composed of two metropolitan statistical areas, or MSAs, the Raleigh MSA and the Durham-Chapel Hill MSA, with a combined population of over 2.0 million. Raleigh is the capital of North Carolina and the market area is home to numerous universities and colleges, including the University of North Carolina at Chapel Hill, North Carolina State University and Duke University. This market area has a diverse economy centered on state government, education, the technology industry, the medical and pharmaceuticals sectors, professional service firms and the many businesses that support these enterprises.

According to U.S. Census bureau statistics, the Raleigh MSA had the 2nd highest population growth rate of any of the top 50 MSAs from 2000 to 2010.  Over the next five years, the Raleigh MSA is projected to achieve population growth of 8.2%, the 3rd highest of all MSAs nationwide with a population of at least 1,000,000 and 1st highest of all MSAs in the Southeast with a population of at least 1,000,000. The Raleigh MSA’s projected population growth also compares well to that for the state of North Carolina (4.9%), Southeast (4.5%), and United States (3.7%).  Raleigh’s growth is in part supported by STEM-related job growth (science, technology, engineering and mathematics). According to Forbes, a study by the Praxis Strategy Group concluded that the Raleigh MSA experienced a 39% increase in STEM-related jobs from 2004 to 2014—the fastest growth in the nation. Raleigh has experienced the benefits of such growth in STEM and other sectors with median household income of approximately $65,000 in 2016. This is well above the median household income for the state of North Carolina (~$48,000), Southeast (~$49,000) and United States (~$56,000).

Two other specific markets important to our Company’s growth prospects include the Durham-Chapel Hill MSA and the city of Cary, an important Raleigh sub-market.  The Durham-Chapel Hill MSA is adjacent to the Raleigh MSA and part of the greater Raleigh-Durham-Chapel Hill market area. It is projected to achieve population growth of 6.7% over the next five years, and its 2016 median household income is approximately $57,000.  Cary, in which we opened an office in 2014, grew from a population of 21,958 in 1980 to 159,769 in 2015 based on U.S. Census Bureau statistics. This equates to a cumulative annual growth rate of 5.8%, and Cary is now the 7th largest city in the state of North Carolina.

Raleigh and the greater Raleigh-Durham-Chapel Hill area have received numerous accolades in recent years, including a consistent ranking among the most educated cities in America. The Raleigh-Durham-Chapel Hill combined statistical area recently ranked number two among cities creating the most tech jobs (Forbes, 2015). Raleigh has also been ranked the number two city for businesses and careers by Forbes (2015). Both Raleigh and Cary have been ranked among the top places to live in the United States by Money magazine. Raleigh was also rated as the top American city to live in by businessweek.com.

Charlotte is the largest city in North or South Carolina and anchors a metropolitan statistical area with a total population in excess of 2.4 million. According to the U.S. Census Bureau, Charlotte’s population has increased over 40% since 2000, with the population of Mecklenburg County (the home of Charlotte) increasing by an even greater percentage during the same period. Over the next five years, the Charlotte MSA is projected to achieve population growth of 7.0%, the 9th highest of all MSAs nationwide with a population of at least 1,000,000 and 3rd highest of all MSAs in the Southeast with a population of at least 1,000,000.  2016 median household income for the Charlotte MSA—approximately $55,000—is projected to increase by 9.3% over the next five years. This ranks Charlotte well ahead of the state of North Carolina, Southeast and United States, which have projected median household income growth of 6.2%, 6.1% and 7.8%, respectively. According to the Charlotte Chamber of Commerce, home sales increased 8.8% and the average closing price increased 5.1% in Mecklenburg County during 2015 compared to 2014. Charlotte is home to seven Fortune 500 companies, including the nation’s second largest commercial bank. Charlotte also has concentrations in the transportation, utilities, education, professional services and construction sectors. During 2015, the strongest job growth in Mecklenburg County was achieved by the finance and insurance, professional and technical services, and manufacturing sectors according to the Charlotte Chamber of Commerce. Those three sectors represented approximately 57% of Mecklenburg County’s total job growth in 2015.

Charlotte is often included in rankings of metropolitan areas for business, including a number nine ranking by Business Facilities in its list of “Best Business Tax Climate” and in the top 10 for Top Financial Centers, and a number three ranking by Southern Business & Development for “Major Market of the Year”. The Charlotte Chamber of Commerce reports that Charlotte is in one of the fastest growing metro areas by Gross Domestic Product, ranking sixth in its 2015 report.

Our Executive Management Team and Banking Officers

Our executive management team has significant banking experience in our market areas and has managed our profitable, organic growth. Robert C. Hatley, our President and Chief Executive Officer, and Matthew C. Davis, our Executive Vice President and Chief Operating Officer, have led our organization since our founding and together have 63 years of banking experience between them in our markets. Steven E. Crouse has served as our Executive Vice President and Chief Financial Officer since 2005 and, including his 8 years of experience in public accounting as a financial institution specialist, he has 25 years of banking experience. We believe the continuity of our management team has and will continue to contribute significantly to executing our professional, profitable business strategy, to developing a strong relationship banking culture, to building our banking brand in our markets, and to maximizing our operating efficiency. Further, our management team, in addition to our board of directors and our employees (particularly our CDOs), possesses deep relationships and broad business networks in our market areas on which our relationship banking can capitalize.

Our executive management team consists of the following individuals.

Robert C. Hatley – President, Chief Executive Officer, and Director

Mr. Hatley founded Paragon Bank in August 1998 and has been the President, Chief Executive Officer and a director since this time. He also serves as the President, Chief Executive Officer and a director of the Company. Mr. Hatley began his banking career at Wachovia Bank. Over the course of his fourteen years with Wachovia, Mr. Hatley served as a field representative, a credit manager, a branch manager, and a city executive. From 1994 to 1998, Mr. Hatley was Regional Market Manager for Wake County, RBC Centura (now PNC Bank). Prior to this, during the period from 1989 to 1994, Mr. Hatley was the City Executive for Cary, North Carolina, RBC Centura. Mr. Hatley graduated with a BS in Business Administration from Appalachian State University. We believe Mr. Hatley’s extensive banking experience brings to our board of directors and the board of Paragon Bank important skills and qualify him to serve as one of our directors, as well as a director of Paragon Bank.

Steven E. Crouse – Executive Vice President and Chief Financial Officer

Mr. Crouse joined Paragon Bank as Executive Vice President and Chief Financial Officer in July 2005. He also serves as Executive Vice President and Chief Financial Officer of the Company. He has extensive financial experience, including Senior Vice President, Finance and Chief Accounting Officer at Capital Bank in Raleigh from 1998 through 2005. Prior to that, Mr. Crouse spent eight years in public accounting at McGladrey & Pullen.  Since 1990, Mr. Crouse has been a North Carolina State Board Certified Public Accountant. Mr. Crouse graduated with a BA in both Accounting and Business Management from North Carolina State University.

Matthew C. Davis – Executive Vice President and Chief Operating Officer

Mr. Davis currently serves as Executive Vice President and Chief Operating Officer at the Company and Paragon Bank, a position he has held since December 2012. He served as the Company’s Chief Credit Officer from June 2002 to December 2012. Prior to joining the Company, Mr. Davis was Vice President, Commercial Lending from 1996 through 1998 at RBC Centura Bank, which is now PNC Bank, National Association, in Cary, North Carolina. Before PNC Bank, Mr. Davis served as Assistant Vice President, Corporate Banking, from 1994 through 1996 at Wachovia Bank, which is now Wells Fargo & Company, in Charlotte, North Carolina. Mr. Davis graduated with a BA degree in Business Management and an MS in Management from North Carolina State University.

In addition to our executive officers, the following individuals serve as officers of the Bank.

James M. Fielding – Chief Credit Officer

Mr. Fielding has served as Chief Credit Officer and Senior Vice President of Paragon Bank since 2012. Prior to joining the Bank in 2007, Mr. Fielding worked with Seattle Financial Group (Seattle Savings Bank) as its Credit Manager and Assistant Vice President from May 2000 to April 2007. Mr. Fielding majored in Criminal Justice at Central Connecticut State University.

Phillip R. Jurney – Charlotte Market President

Mr. Jurney joined Paragon Bank in September 2007 as its Executive Vice President – Commercial Banking Executive and currently serves as the Bank’s Charlotte Market President. Prior to joining Paragon, Mr. Jurney held the position of Commercial Banking Executive with First Charter Bank from 2004 to 2005. From 1993 to 1999, Mr. Jurney held the position of Senior Vice President – Commercial Development Officer for SouthTrust Corporation in Charlotte, North Carolina. Mr. Jurney received his bachelors in Business Administration from The Citadel Military College and a MBA from the University of North Carolina – Charlotte.

Brian K. Reid – Triangle Market President

Mr. Reid joined Paragon Bank in January 2001 as a commercial banker and currently serves as the Bank’s Triangle Market President. Previously, from May 1999 to November 2000, Mr. Reid was the Vice President, Western Wake County Market Executive, Commercial and Retail Banking, at First Citizens Bank & Trust Co., in Raleigh, North Carolina. Mr. Reid began his career in banking with National City Bank in Cleveland, Ohio. Mr. Reid graduated with a BS in Finance from The Ohio State University and an MBA in Marketing and Finance from Case Western Reserve University.

Corporate Information

We conduct all of our business activities through our banking subsidiary, Paragon Commercial Bank, which operates under the trade name “Paragon Bank.” Our principal executive office is located at 3535 Glenwood Avenue, Raleigh, North Carolina 27612 and our telephone number is (919) 788-7770. Our website is www.paragonbank.com. Information contained on our website is not part of this prospectus.

THE OFFERING
Common stock offered	736,000 shares of our common stock.(1)
Option to purchase additional shares	The underwriters will have an option to purchase up to 110,400 additional shares of our common stock in this offering, exercisable within 30 days from the date of this prospectus.
Directed share program
At our request, the underwriters have reserved up to five percent of the shares offered hereby for sale at the initial public offering price to officers, directors, employees and certain other persons associated with us through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. See “Underwriting” beginning on page 101.

Common stock to be outstanding immediately after this offering	5,339,309 shares 5,449,709 shares if the underwriters exercise their option to purchase additional shares in full).
Securities offered as a percentage of outstanding shares of common stock	16%, assuming the underwriters do not exercise their option to purchase additional shares.
Use of proceeds
Assuming an initial public offering price of $34.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we expect to receive net proceeds from this offering of approximately $22.9 million (or $26.5 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering to:

• support the continued growth of Paragon Bank;

• to retire outstanding debt; and

• for general corporate purposes, including for possible acquisitions of, or investments in, bank or permissible non-bank entities, though we do not have any  agreements or understandings presently with respect to any acquisitions or investments.

See “Use of Proceeds” on page 28.

(1) Unless expressly indicated or the context otherwise requires, all information in this prospectus:
●	assumes no exercise by the underwriters of their option to purchase up to an additional 110,400 shares of our common stock in this offering;
●	does not include as outstanding 80,500 shares of our common stock issuable upon the exercise of outstanding stock options as of June 6, 2016 at a weighted average exercise price of $ 46.39 per share; and
●	does not include as outstanding 160,189 shares of our common stock reserved for issuance in connection with stock awards available for issuance under our 2006 Omnibus Stock Ownership and Long Term Incentive Plan as of June 6, 2016.

Dividends
We will pay dividends on our common stock, when, as, and if declared by our board of directors or a duly authorized committee thereof. Our ability to declare and pay dividends is limited by state law and by applicable federal and state regulatory restrictions, including the regulations and guidelines of the Federal Reserve Board of Governors, or the Federal Reserve, applicable to bank holding companies.

In addition, because we are a bank holding company, our ability to pay dividends on our common stock will be highly dependent upon the receipt of dividends, fees and other amounts from the Bank, which, in turn, will be highly dependent upon the Bank’s historical and projected results of operations, liquidity, cash flows and financial condition, as well as various legal and regulatory prohibitions and other restrictions on the ability of the Bank to pay dividends, extend credit or otherwise transfer funds to us. For additional information, see “Dividend Policy” on page 31 for additional information.

Listing	We have applied to list our common stock on the NASDAQ Capital Market under the symbol “PBNC.”
Risk factors
Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 12 for a discussion of factors you should consider carefully before making a decision to invest in our common stock.

Transfer agent and registrar	Issuer Direct Corporation, Morrisville, North Carolina.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The table below sets forth selected historical consolidated financial data and other information as of the dates and for the periods presented. We have derived the selected historical consolidated financial data as of and for the years ended December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus and the selected historical consolidated financial data as of and for the years ended December 31, 2013, 2012 and 2011 from our audited consolidated financial statements for those years, which are not included in this prospectus. The selected historical consolidated financial data as of and for the three-month periods ended March 31, 2016 and 2015 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The selected historical consolidated financial information should be read in conjunction with and is qualified in its entirety by:

●	our audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014 and related notes included elsewhere in this prospectus;
●	our unaudited consolidated financial statements as of and for the three months ended March 31, 2016 and 2015 and related notes included elsewhere in this prospectus; and
●	the sections in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”
The performance, asset quality and capital ratios included herein are unaudited and derived from our audited financial statements as of and for the years presented. Average balances have been calculated using daily averages.

	Three-Month Period
	Ended March 31,		Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
OPERATING DATA:
Interest income	$12,467	$11,320	$48,435	$42,783	$40,601	$38,888	$44,125
Interest expense	1,916	1,868	7,384	8,678	10,518	14,414	19,378
Net interest income	10,551	9,452	41,051	34,105	30,083	24,474	24,747
Provision for loan losses	-	571	750	538	156	929	2,918
Net interest income after provision for loan losses	10,551	8,881	40,301	33,567	29,927	23,545	21,829
Non-interest income	266	484	1,454	704	(2,075)	(706)	(3,097)
Non-interest expense	6,600	5,880	24,760	21,909	20,174	17,909	18,582
Income before income taxes	4,217	3,485	16,995	12,362	7,678	4,930	150
Income tax (benefit) expense	1,379	1,177	5,761	4,403	2,754	1,756	(447)
Net income	$2,838	$2,308	$11,234	$7,959	$4,924	$3,174	$597

BALANCE SHEET DATA:
Cash and due from banks	$51,559	$98,110	$55,530	$36,395	$45,137	$18,378	$46,081
Investment securities - available for sale, at fair value	182,157	154,185	168,896	183,675	147,196	147,974	161,430
Loans, net	1,037,050	936,486	1,008,515	861,536	760,453	712,018	673,708
Premises and equipment, net	16,281	16,824	16,433	17,071	15,268	13,779	9,450
Bank owned life insurance	28,497	27,621	28,274	27,421	26,622	25,775	24,868
Federal Home Loan Bank stock, at cost	7,232	8,274	8,061	7,006	6,323	6,396	3,928
Other real estate owned and repossessed property	5,228	14,577	5,453	14,991	18,174	18,756	26,132
Other assets	13,173	15,100	14,749	17,160	16,598	14,594	20,155
Total assets	$1,341,177	$1,271,177	$1,305,911	$1,165,255	$1,035,771	$957,670	$965,752

Deposits	$1,047,133	$948,085	$982,847	$883,640	$770,152	$700,301	$744,312
Repurchase agreements and federal funds purchased	24,494	33,183	30,580	27,482	28,012	26,303	20,769
Borrowings	146,673	176,650	169,800	142,256	124,616	120,000	95,000
Subordinated debentures	18,558	18,558	18,558	18,558	30,338	30,338	30,338
Other liabilities	4,147	4,677	6,468	5,657	5,050	4,743	4,047
Total liabilities	1,241,005	1,181,153	1,208,253	1,077,593	958,168	881,685	894,466
Stockholders' equity	100,172	90,024	97,658	87,662	77,603	75,985	71,286
Total liabilities and stockholders' equity	$1,341,177	$1,271,177	$1,305,911	$1,165,255	$1,035,771	$957,670	$965,752

	Three-Month Period
	Ended March 31,		Years Ended December 31,
(Dollars in thousands, except share data)	2016	2015	2015	2014	2013	2012	2011
SELECTED AVERAGE BALANCES:
Total assets (1)	$1,323,434	$1,221,555	$1,297,064	$1,104,079	$998,519	$967,790	$1,065,970
Investment securities - at book value	177,846	164,853	168,650	164,420	149,834	170,733	179,438
Loans	1,019,396	902,518	970,153	807,025	741,208	685,030	765,718
Deposits	994,219	879,350	959,515	834,529	744,057	733,814	836,587
Stockholders' equity (1)	99,046	88,644	92,073	82,546	76,407	73,767	68,377

PERFORMANCE RATIOS:
Return on average assets	0.86%	0.76%	0.87%	0.72%	0.49%	0.33%	0.06%
Return on average equity	11.46%	10.41%	12.20%	9.64%	6.44%	4.30%	0.87%
Average earning assets to average total assets	93.34%	91.64%	92.26%	90.78%	92.13%	91.75%	91.26%
Average loans to deposits	102.53%	102.63%	101.11%	96.70%	99.62%	93.35%	91.53%
Average tangible common equity ratio	7.48%	7.26%	7.10%	7.48%	7.65%	7.62%	6.41%
Average yield on loans (2)	4.39%	4.46%	4.48%	4.71%	4.97%	5.65%	6.24%
Average cost of deposits (2)	0.57%	0.72%	0.63%	0.90%	1.13%	1.91%	2.28%
Tax equivalent net interest margin (2)	3.51%	3.46%	3.51%	3.48%	3.30%	2.76%	2.60%
Efficiency ratio (3)	58.69%	58.33%	56.64%	60.16%	62.99%	68.58%	66.99%
Overhead to average assets (3)	1.99%	1.93%	1.91%	1.98%	2.02%	1.85%	1.74%
Full-time equivalent employees at year end	140	131	139	127	106	88	76

ASSET QUALITY RATIOS:
Nonperforming loans and foreclosed assets	$5,715	$18,512	$5,966	$15,411	$19,763	$34,861	$50,558
Nonperforming assets to total assets - period end	0.43%	1.46%	0.46%	1.32%	1.91%	3.64%	5.24%
Nonperforming loans	$487	$3,935	$513	$420	$1,589	$16,105	$24,426
Nonperforming loans to total loans - period end	0.05%	0.42%	0.05%	0.05%	0.21%	2.23%	3.56%
Accruing loans past due 30 days or more	$127	$4,122	$-	$256	$849	$10,617	$916
Accruing loans past due 30 days or more to total loans	0.01%	0.44%	0.00%	0.03%	0.11%	1.47%	0.13%
Net (recoveries) charge-offs	$(290)	$(112)	$(22)	$608	$3,565	$3,850	$7,022
Net (recoveries) charge-offs to average loans	(0.03)%	(0.01)%	0.00%	0.08%	0.48%	0.56%	0.92%
Allowance for loan losses as a percentage of total loans	0.76%	0.80%	0.75%	0.79%	0.90%	1.43%	1.93%
Allowance for loan losses as a percentage of nonperforming loans	1628.54%	191.94%	1489.47%	1635.48%	436.69%	64.25%	54.32%

SHARE DATA:
Book value per common share (4)	$21.87	$19.84	$21.32	$19.35	$17.49	$17.20	$16.21
Basic earnings per share	0.62	0.52	2.49	1.79	1.11	0.72	0.14
Diluted earnings per share	0.62	0.51	2.47	1.77	1.11	0.72	0.14
Period end common shares outstanding	4,581,334	4,537,595	4,581,334	4,530,000	4,436,500	4,418,500	4,398,500
Average diluted common shares outstanding	4,574,455	4,514,111	4,547,906	4,495,013	4,433,875	4,416,000	4,421,750
Notes to Selected Historical Consolidated Financial Data
(1)
We calculate our average assets and average equity for a year by dividing the sum of our total asset balance or total stockholders’ equity balance, as the case may be, as of the close of business on each day in the relevant year and dividing by the number of days in the year.

(2)
We calculate average yield on loans by dividing loan interest income by average loans. We calculate average cost of deposits by dividing deposit expense by average total deposits. Net interest margin represents net interest income divided by average interest-earning assets.

(3)
This measure is not a measure recognized under United States generally accepted accounting principles, or GAAP, and is therefore considered to be a non-GAAP financial measure. Please see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” on page 11 for a reconciliation of this measure to the most directly comparable GAAP measure.

(4)
Book value per share equals our total stockholders’ equity as of the date presented divided by the number of shares of our common stock outstanding as of the date presented. The number of shares of our common stock outstanding as of March 31, 2016 and 2015 and December 31, 2015, 2014, 2013, 2012 and 2011 has been presented above.

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP FINANCIAL MEASURES

Some of the financial measures included in our selected historical consolidated financial data and elsewhere in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are “tangible stockholders’ equity,” “tangible book value per share,” “tangible average equity to tangible average assets,” "overhead to average assets," and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance and because of market expectations of use of these ratios to evaluate the Company. Management believes each of these non-GAAP financial measures provides useful information about our financial condition and results of operation. As noted below, the efficiency ratio shows the amount of revenue generated for each dollar spent and provides investors with a measure of our productivity. "Overhead to average assets" reflects the amount of non-interest expenses incurred in comparison to the total size of the Company and provides investors with an additional measure of our productivity. We also believe the presentation of tangible stockholders’ equity, tangible book value per share, and tangible average equity to tangible average assets would provide investors with a clear picture of our assets and equity. However, because the Company has not consummated any merger transactions and does not use any derivatives that might give rise to an intangible asset, there is no difference in tangible equity or assets and GAAP equity or assets.

●	“Efficiency ratio” is defined as total non-interest expense divided by adjusted operating revenue. Adjusted operating revenue is equal to net interest income (taxable equivalent) plus non-interest income, adjusted to exclude the impacts of gains and losses on the sale of securities and gains and losses on the sale or writedown of foreclosed real estate because we believe the timing of the recognition of those items to be discretionary. We believe the efficiency ratio is important as an indicator of productivity because it shows the amount of revenue generated by our operations for each dollar spent. While the efficiency ratio is a measure of productivity, its value reflects the attributes of the business model we employ.

	Three-Month Periods
	Ended March 31,		Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Efficiency Ratio
Non-interest expense	$6,600	$5,880	$24,760	$21,909	$20,174	$17,909	$18,582

Net interest taxable equivalent income	$10,853	$9,683	$42,042	$34,897	$30,368	$24,474	$25,306
Non-interest income	266	484	1,454	704	(2,075)	(706)	(3,097)
Less gain (loss) on investment securities	85	423	542	87	88	9	(1,231)
Less loss on sale or writedown of foreclosed real estate	(212)	(337)	(759)	(903)	(3,824)	(2,356)	(4,300)
Adjusted operating revenue	$11,246	$10,081	$43,713	$36,417	$32,029	$26,115	$27,740

Efficiency ratio	58.69%	58.33%	56.64%	60.16%	62.99%	68.58%	66.99%

●	“Overhead to average assets” is defined as non-interest expense divided by total average assets. We believe overhead to average assets is an important indicator of the Company’s level of non-interest expenses relative to the Company’s overall size, which assists in the evaluation of our productivity. While the overhead to average assets ratio is a measure of productivity, its value reflects the attributes of the business model we employ.

	Three-Month Periods
	Ended March 31, (1)		Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Overhead to Average Assets
Non-interest expense	$6,600	$5,880	$24,760	$21,909	$20,174	$17,909	$18,582
Average total assets	1,323,434	1,221,555	1,297,064	1,104,079	998,519	967,790	1,065,970
Overhead to average assets	1.99%	1.93%	1.91%	1.98%	2.02%	1.85%	1.74%

(1) Non-interest expense totals for the three-month periods ended March 31 have been annualized for purposes of calculating the overhead to average assets ratio

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included in this prospectus, before making an investment decision. Our business, financial condition, prospects and results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition, and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since many of our loans are secured by collateral, we may attempt to seize the collateral if and when a customer defaults on a loan. However, the value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customer. The resolution of nonperforming assets, including the initiation of foreclosure proceedings, requires significant commitments of time from management, which can be detrimental to the performance of their other responsibilities, and exposes us to additional legal costs. Elevated levels of loan delinquencies and bankruptcies in our market area generally and among our customers specifically, can be precursors of future charge-offs and may require us to increase our allowance for loan losses, or ALL. Higher charge-off rates, delays in the foreclosure process or in obtaining judgments against defaulting borrowers or an increase in our ALL may hurt our overall financial performance if we are unable to increase revenue to compensate for these losses, may increase our cost of funds, and could materially adversely affect our business, results of operations and financial condition.

Our allowance for loan losses may prove to be insufficient to cover actual loan losses, which could have a material adverse effect on our financial condition and results of operations.

Our future success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance in the form of provisions for loan losses would materially decrease our net income. We expect our allowance to continue to fluctuate; however, given current and future market conditions, our allowance may not be adequate to cover future loan losses.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulators could have a negative effect on our operating results and could materially adversely affect our business, results of operations and financial condition.

We maintain a number of large borrowing relationships, any of which could have a material adverse effect on our results of operations if they were not to perform according to their terms.

We maintain a number of large borrowing relationships.  Our ten largest borrowing relationships (which could include multiple loans) at March 31, 2016 ranged from $8.0 million to $13.6 million and averaged $9.8 million.  The deterioration of one or more of these relationships could result in a significant increase in our non-performing loans and our provision for loan losses, which would negatively impact our results of operations and the value of our common stock. At March 31, 2016, our ten largest borrowing relationships represented approximately 9.4% of our total credit exposure.

We maintain a number of large deposit relationships, the loss of which could have a material adverse effect on our results of operations.

We maintain a number of large deposit relationships.  Our ten largest deposit relationships at March 31, 2016 ranged from $11.7 million to $32.0 million, averaged $20.4 million and made up 19.5% of our total deposits. The ability to attract these types of deposit relationships has a positive impact on our net interest margin since they provide a relatively low cost of funds compared to certificates of deposit or borrowing advances. If these depositors were to withdraw these funds and we were not able to replace them with similar types of deposits, the cost of funds would increase and our results of operations would be negatively impacted.

We are subject to liquidity risk in our operations.

Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, loan originations, withdrawals by depositors, repayment of debt, dividends to stockholders, operating expenses, and capital expenditures. Our liquidity is derived primarily from customer deposits, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Our largest customer deposit relationships comprise a large portion of our deposit base and the loss of any one of these relationships could adversely affect the Bank’s liquidity position.  Our access to funding sources in amounts adequate to finance our activities  or at a reasonable cost could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could adversely affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, our lack of access to a traditional branch banking network designed to generate core deposits, the loss of one or more of our larger deposit relationships and adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Our access to borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our business, results of operations and financial condition.

Challenging market conditions and economic trends have adversely affected the banking industry and could adversely affect our business, financial condition and results of operations.

We are a business operating in the challenging and uncertain financial services environment. The success of our business and operations is sensitive to general business and economic conditions in the U.S. and locally in our industry and market. If the U.S. economy weakens and a lack of growth in population, income levels, deposits and business investment in our local markets occurs, our growth and profitability from our lending and deposit services could be constrained. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. We retain direct exposure to the residential and commercial real estate market in North Carolina, particularly in the Raleigh and Charlotte metropolitan areas, and are affected by these events.

Uncertain market and economic conditions can make our ability to assess the creditworthiness of customers and estimate the losses in our loan portfolio more complex. Another national economic recession or continued deterioration of conditions in our market could drive losses beyond that which is provided for in our allowance for loan losses and result in the following consequences, any of which could have a material adverse effect on our business:

●	loan delinquencies may rise;

●	nonperforming assets and foreclosures may increase;

●	demand for our products and services may decline; and

●	collateral securing our loans, especially real estate, may decline in value, which could reduce customers’ borrowing power and repayment ability.

Our loan portfolio mix, which includes income producing commercial real estate loans, could result in increased credit risk in a challenging economy.

At March 31, 2016, approximately 53% of our loan portfolio consisted of income producing commercial real estate and owner-occupied commercial business loans. These types of loans generally are viewed as carrying more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about heavy loan concentrations in certain types of commercial real estate loans, including acquisition, construction and development loans, and heavy loan concentrations in certain geographic segments. Because a portion of our loan portfolio is composed of these types of higher-risk loans, we face an increased risk of nonperforming loans that could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, any of which could have a material adverse impact on our business, results of operations and financial condition.

Any deterioration or downturn in the economies or real estate values in the markets we serve could have a material adverse effect on both borrowers’ ability to repay their loans and the value of the real property securing those loans. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in the interest rate environment could reduce our net interest income, which could reduce our profitability.

As a financial institution, our earnings depend on our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates affect our ability to fund our operations with customer deposits, and the fair value of securities in our investment portfolio. Therefore, any change in general market interest rates affects us more than non-financial companies and can have a significant effect on our net interest income and results of operations. Further, because we have little non-interest income, any change in general market interest rates may affect our net income and results of operation more significantly than other financial institutions with higher amounts of non-interest income. Market interest rates are sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies, including the Federal Reserve’s policies that are implemented through open market operations and regulation of the discount rate and reserve requirements.

Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. In a rising interest rate environment, potential borrowers could seek to defer loans as they wait for interest rates to settle, borrowers of variable rate loans may be subject to increased interest rates, which could result in a greater rate of default, and we may have to pay higher interest on deposits before interest earned on our assets increases. Rising interest rates may also present additional challenges to our business that we have not anticipated. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin, non-interest income, and results of operations. Further, since 2008 we have operated in a period of historically low market interest rates, but prevailing interest rates have begun to increase and certain financial market measures are indicating the potential for further increases.

We depend primarily on net interest income for our earnings rather than non-interest income.

Net interest income is the most significant component of our operating income. For the year ended December 31, 2015, our net interest income totaled $41.1 million in comparison to our total non-interest income of $1.5 million earned during the same period. For the year ended December 31, 2014, our net interest income totaled $34.1 million in comparison to our total non-interest income of $704,000 earned during the same year. For the three months ended March 31, 2016, our net interest income totaled $10.6 million in comparison to our total non-interest income of $266,000 earned during the same period.  We do not rely on nontraditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we have limited sources of non-interest income to offset any decrease in our net interest income

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of March 31, 2016, the fair value of our investment securities portfolio was approximately $182.2 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the value of our common stock. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.  Our inability to accurately predict the future performance of an issuer or to efficiently respond to changing market conditions could result in a decline in the value of our investment securities portfolio, which could have a material and adverse effect on our business, results of operations and financial condition.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our President and Chief Executive Officer, and other senior officers. The unexpected loss of any of our key employees could have an adverse effect on our business, results of operations and financial condition.

Our CDOs are responsible for extensive client relationships, the loss of which could adversely affect our operations.

Our CDOs have developed extensive and deep relationships with our clients. If one or more of our CDOs who manages a large portfolio of business were to leave our employ, we may also lose the client relationships managed by that CDO. The resulting loss of loan or deposit relationships could have an adverse effect on our business, results of operations and financial condition.

If we are not successful in addressing management succession issues and attracting and retaining qualified personnel, our business and operating results could be materially and adversely affected.

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We must successfully manage transition and replacement issues that may result from the departure or retirement of members of our executive management. Changes of management personnel in the future could cause disruption to our operations or customer relationships or a decline in our operating results.

We are also dependent on our ability to retain and motivate our existing highly qualified personnel, including Robert C. Hatley, our President and Chief Executive Officer. These personnel may terminate employment with us at any time with no advance notice. The replacement of Mr. Hatley likely would involve significant time and costs, and the loss of his services may significantly delay or prevent the achievement of our business objectives.

Competition for highly skilled personnel in our market areas is frequently intense. We may not be successful in attracting qualified personnel to fulfill our current or future needs. The loss of the services of any of our key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management, could materially and adversely affect our business and operating results.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation is very important to sustain our business, as we rely on our relationships with our current, former and potential clients and stockholders, and the industries and communities that we serve. We have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. Any damage to our reputation or negative public opinion, whether arising from legal, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, the conduct of our business or otherwise could have a material adverse effect on our business.

Cyber-attacks or other security breaches could have a material adverse effect on our business.

As a financial institution, our operations rely heavily on the secure data processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems and the technology we use could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. We may fail to promptly identify or adequately address any such failures, interruptions or security breaches if they do occur. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

The nature of our business may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The technology-based platform we use processes sensitive data from our borrowers and investors. While we have taken steps to protect confidential information that we have access to, our security measures and the security measures employed by the owners of the technology in the platform that we use could be breached. Any accidental or willful security breaches or other unauthorized access to our systems could cause confidential customer, borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the technology-based platform that we use are exposed and exploited, our relationships with borrowers and investors could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause customers, borrowers and investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation and could cause us to lose customers, borrowers, investors and partners and adversely affect our business and operations.

Our business relies heavily on information technology and telecommunications systems; the failure of these systems could have a material adverse effect on our business.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

A failure in or breach of the operational or security systems of our third-party service providers could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

We depend on a number of relationships with third-party service providers. We face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

Our business concentration in North Carolina, specifically in the Raleigh and Charlotte metropolitan areas, imposes risks and may magnify the consequences of any regional or local economic downturn affecting North Carolina.

We conduct our operations almost exclusively in the Raleigh and Charlotte metropolitan areas. As of March 31, 2016, the substantial majority of the loans in our loan portfolio were made to borrowers who live and/or conduct business in North Carolina, and specifically, in these metropolitan areas, and the substantial majority of our secured loans were secured by collateral located in these metropolitan areas. Accordingly, we are exposed to risks associated with a lack of geographic diversification. The economic conditions in North Carolina, and specifically in the Raleigh and Charlotte metropolitan areas, are dependent on the life sciences, information technology, and financial services sectors, among others. Any downturn or adverse development in these sectors could have a material adverse impact on our business, financial condition and results of operations, and future prospects. Adverse economic developments, among other things, could negatively affect the volume of loan originations, increase the level of non-performing assets, increase the rate of foreclosure losses on loans and reduce the value of our loans. Any regional or local economic downturn that affects North Carolina, our existing or prospective borrowers or property values in our market area may affect us and our profitability more significantly and more adversely than those of our competitors, who may have larger operations that are less geographically focused on our market area.

The amount of other real estate owned, or OREO, may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations.

In connection with our banking business, we take title to real estate collateral from time to time through foreclosure or otherwise in connection with efforts to collect debts previously contracted. Such real estate is referred to as other real estate owned, or OREO. As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate, likewise increase. The amount of OREO we hold may increase due to various economic conditions or other factors. Any additional increase in losses and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and reduce our ultimate realization from any OREO sales. In addition, at the time of acquisition of the OREO we are required to reflect its fair market value in our financial statements. If the OREO declines in value subsequent to its acquisition but prior to its disposition, we are required to recognize a loss. As a result, declines in the value of our OREO will have a negative effect on our business, results of operations and financial condition.

Our utilization of time deposits, including out-of-market and brokered certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.

We rely primarily on deposits for funds to make loans and provide for our other liquidity needs, including time deposits and brokered certificates of deposit.  As of March 31, 2016, brokered deposits, excluding certain internet and Certificate of Deposit Account Registry Service deposits, or CDARS, comprised approximately 10.3% of our total deposits.  Such deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Additionally, we are regulated by the FDIC, which requires us to maintain certain capital levels to be considered “well capitalized.”  If we fail to maintain these capital levels, we could lose our ability to obtain funding through brokered deposits. In addition, we may also be restricted from paying higher deposit rates to attract, keep or replace those deposits, which could have a negative effect on our operating results and the value of our common stock.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition.

Our strategy has been to increase the size of our company by pursuing business development opportunities.  We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy.  Our inability to increase our volume of loans and deposits at acceptable risk levels, if at all, could have a material adverse effect on the value of our common stock.  Furthermore, we may be required to curtail our future growth in order to comply with regulatory restrictions imposed by banking regulators.  Our inability to sustain our historical rate of growth could have a material adverse effect on our results of operations and on the value of our common stock.

We are subject to environmental liability risk associated with our lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, results of operations and financial condition.

Our use of appraisals in deciding whether to make a loan secured by real property or how to value the loan in the future may not accurately describe the net value of the collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may experience changes in value in relatively short periods of time, especially given heightened economic uncertainty, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of OREO, and our ALL may not reflect accurate loan impairments. The valuation of the properties securing the loans in our portfolio may negatively impact the continuing value of those loans and could materially adversely affect our business, results of operations and financial condition.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our borrowers, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of such information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding a loan or during our ongoing monitoring of outstanding loans. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

We face strong competition from larger, more established competitors.

The banking business in North Carolina in general, and in our market areas of Raleigh, Charlotte and Cary in particular, is highly competitive. Many of our competitors are larger and have greater resources than we do and have been in existence a longer period of time.  We compete with these institutions both in attracting deposits and originating loans. We may not be able to attract customers away from our competition. We compete for loans and deposits with the following types of institutions:

● other commercial banks ● savings banks ● thrifts ● trust companies ● credit unions	● securities brokerage firms ● mortgage brokers ● insurance companies ● mutual funds ● industrial loan companies

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, greater advertising-marketing budgets or other factors.

We compete with these institutions both in attracting deposits and in making loans, primarily on the basis of the interest rates we pay and yield on these products. Many of our competitors are well-established, much larger financial institutions that already serve many of our targeted customers. While we believe we can and do successfully compete with these other financial institutions, we may face a competitive disadvantage as a result of our smaller size. In addition, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation, legislative, regulatory and technological changes, and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

●	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

●	the scope, relevance and pricing of products and services that we offer;

●	customer satisfaction with our products and services;

●	industry and general economic trends; and

●	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect our business, results of operations and financial condition.

We are limited in the amount we can lend to one borrower.

Our legal lending limit is determined by law and is 15% of our permitted capital accounts with an additional 10% available for certain loans meeting heightened collateral requirements.  This means that the size of loans which we can offer our customers is smaller than the size of loans that our larger competitors are able to offer.  Furthermore, we generally impose an internal limit that is more conservative than the legal maximum.  This limit may affect, to some degree, our success in establishing relationships with the larger businesses in our market.  We satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks.  However, we cannot assure you that we will be able to attract or maintain customers seeking larger loans or that we will be able to sell participations in such loans on terms we consider favorable.  Our inability to attract and maintain these customers or our inability to sell loan participations on favorable terms could adversely impact our business, financial condition, results of operation, and the value of our common stock.

Our loan portfolio may be affected by deterioration in real estate markets, including declines in the performance of loans.

Deterioration in real estate markets could result in declining prices and excess inventories. As a result, developers may experience financial deterioration and banking institutions may experience declines in the performance of construction, development and commercial loans. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If conditions are worse than forecast, we could experience higher charge-offs and delinquencies than is provided in the allowance for loan losses, which could materially adversely affect our business, results of operations and financial condition.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our subsidiary’s banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. government and federal agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, results of operations and financial condition.

Deterioration in the commercial soundness of our counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could create another market-wide liquidity crisis similar to that experienced in late 2008 and early 2009 and could lead to losses or defaults by us or by other institutions. The deterioration or failure of our counterparties would have a material adverse effect on our business, results of operations and financial condition.

We have different lending risks than larger, more diversified banks.

Our ability to diversify our economic risks is limited and we may, therefore, be exposed to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories. Our middle market and small business customers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have limited operating histories.

We attempt to manage our credit exposure through careful monitoring of loan applicants and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, and the economies in which we and our borrowers operate, as well as the judgment of our regulators. This is an inherently uncertain process, and our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, results of operations and financial condition.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.

The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to respond to future technological changes and the ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

These changes may be more difficult or expensive than we anticipate. Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

We are dependent upon the use of intellectual property owned by third parties, and any change in our ability to use, or the terms upon which we may use, this intellectual property could have a material adverse effect on our business.

We rely extensively on technology licensed from third-party vendors. We can offer no assurance that we will be able to renew or maintain such licenses on terms that are acceptable or at all. Termination of licenses or the reduction or elimination of our licensed rights may result in our having to negotiate new licenses with less favorable terms, or the inability to obtain access to such licensed technology at all. If we were to lose access to technology we require to operate our business, or were only able to access the technology on less favorable terms, we would not be able to offer our customers the services they seek from us and our business would be materially and adversely affected.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

We have implemented a risk management framework to manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial and other modeling methodologies which involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and it may fail to adequately mitigate risk or loss to us. If our framework is not effective, we could suffer unexpected losses and be subject to potentially adverse regulatory consequences, and our business, results of operations and financial condition could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting which would harm our business and the trading price of our securities.

If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from NASDAQ. This could have an adverse effect on our business, financial condition and results of operations, and could subject us to litigation.

Changes in accounting standards and management’s selection of accounting methods, including assumptions and estimates, could materially impact our financial statements.

From time to time the SEC and the Financial Accounting Standards Board, or FASB, change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings. In addition, management is required to use certain assumptions and estimates in preparing our financial statements, including determining the fair value of certain assets and liabilities, among other items. If the assumptions or estimates are incorrect, we may experience unexpected material adverse consequences that could negatively affect our business, results of operations and financial condition.

Insiders have substantial control over us, and this control may limit our stockholders’ ability to influence corporate matters and may delay or prevent a third party from acquiring control over us.

As of June 6 , 2016, our directors and executive officers and their related entities currently beneficially own, in the aggregate, approximately  28.1 % of our outstanding common stock. Further, we anticipate that our directors and executive officers and their related entities will beneficially own an aggregate of approximately  24.3 % of our common stock following this offering (without giving effect to the exercise of the overallotment option granted to the underwriters). The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise. In addition, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see “Principal Stockholders” beginning on page 82.

Risks Related to Our Regulatory Environment

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern our operations, or changes in any of them.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including the declaration and payment of cash dividends to stockholders, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth and operations. Should we fail to comply with these regulatory requirements, federal and state regulators could impose additional restrictions on the activities of the Company and the Bank, which could adversely affect our business, results of operations and financial condition.

The laws and regulations applicable to the banking industry have recently changed and may continue to change, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our business, results of operations and financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted on July 21, 2010. The provisions of the Dodd-Frank Act, and its implementing regulations may materially and adversely affect our business, results of operations and financial condition. Some or all of the changes, including the broad rulemaking authority granted to the Consumer Financial Protection Bureau, or the CFPB, may result in greater liability, reporting requirements, assessment fees, operational restrictions, capital requirements, and other regulatory burdens applicable to us, and many of our non-bank competitors may remain free from such limitations. Institutions with over $10 billion in assets, unlike us, will also be subject to the CFPB’s supervisory and examination authority.  The changes arising out of the Dodd-Frank Act could adversely affect our ability to attract and maintain depositors, to offer competitive products and services, and to expand our business.

Congress may consider additional proposals to change substantially the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may change existing banking statutes and regulations, as well as our current operating environment significantly. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand our permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on our deposit levels, loan demand, or business and earnings, as well as the value of the common stock.

We may be required to raise additional capital in the future, including to comply with new increased minimum capital thresholds established by our regulators as part of their implementation of Basel III, but that capital may not be available when it is needed and could be dilutive to our existing stockholders, which could adversely affect our financial condition and results of operations.

In July 2013, the Federal Reserve, FDIC and Office of the Comptroller of the Currency approved final rules that establish an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rules implement in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act.

The major provisions of the new rule applicable to us and the Bank are:

●
The rules implement higher minimum capital requirements, including a new common equity Tier 1 capital requirement, and establish criteria that instruments must meet in order to be considered common equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital. These enhancements both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The new minimum capital to risk-weighted assets, or RWA, requirements are a common equity Tier 1 capital ratio of 4.5% and a Tier 1 capital ratio of 6.0%, which is an increase from 4.0%, and a total capital ratio that remains at 8.0%. The minimum leverage ratio (Tier 1 capital to total consolidated assets) is 4.0%. The new rules maintain the general structure of the current prompt corrective action, or PCA, framework while incorporating increased minimum requirements.

●
Among the most important changes to the definition of capital are stricter eligibility criteria for regulatory capital instruments that disallow the inclusion of instruments such as trust preferred securities in Tier 1 capital going forward, and new constraints on the inclusion of minority interests, deferred tax assets, or DTAs, mortgage-servicing assets, or MSAs and certain investments in the capital of unconsolidated financial institutions. The new rules also affect the inclusion of mortgage servicing assets, or MSAs, as an element of capital.  Specifically, MSAs are limited to 10% of a bank’s common equity Tier 1 capital and the combined balance of MSAs, deferred tax assets, and investments in the common stock of unconsolidated financial institutions is limited to 15% of a bank’s common equity Tier 1 capital. These combined assets must be deducted from common equity to the extent that they exceed the 15% threshold.  Any portion of a bank’s MSAs that are not deducted from the calculation of common equity Tier 1 will be subject to a 100% risk weight that will increase to 250% in 2018. In addition, the new rules require that most regulatory capital deductions be made from common equity Tier 1 capital.

●
Under the rules, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements, and corresponding limits on capital distributions and discretionary bonus payments, began on January 1, 2016. After the capital conservation buffer is fully phased in, a banking organization with a buffer greater than 2.5% would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. When the capital conservation buffer is fully phased in, it would prohibit a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. When the capital conservation buffer is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the PCA well-capitalized thresholds.

●
The rules also increase the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and make selected other changes in risk weights and credit conversion factors.

We and the Bank were required to comply with the new capital rules beginning on January 1, 2015.

In order to support the operations at the Bank, we may need to raise capital in the future. Our ability to raise capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control.

Accordingly, we may be unable to raise capital, if needed, on terms acceptable to us if at all. If we cannot raise capital when needed, our ability to operate or further expand our operations could be materially impaired. In addition, if we decide to raise equity capital under such conditions, the interests of our stockholders could be diluted.

Our deposit operations are subject to extensive regulation and we expect additional regulatory requirements to be implemented in the future.

We are subject to significant anti-money laundering, “know your customer” and other regulations under applicable law, including the Bank Secrecy Act and the USA Patriot Act, and we could become subject in the future to additional regulatory requirements beyond those that are currently adopted, proposed or contemplated.  We expect that federal and state bank regulators will increase their oversight, inspection and investigatory role over our deposit operations and the financial services industry generally.  Furthermore, we intend to increase our deposit product offerings and grow our customer deposit portfolio in the future and, as a result, we are, and will continue to be, subject to heightened compliance and operating costs that could adversely affect our business, results of operations and financial condition. In addition, legal and regulatory proceedings and other contingencies will arise from time to time that may have an adverse effect on our business practices and results of operations.

The FDIC Deposit Insurance assessments that we are required to pay may increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are assessed a quarterly deposit insurance premium. Failed banks nationwide, particularly between 2008 and 2010, have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. On October 19, 2010, the FDIC adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. The Dodd-Frank Act directs the FDIC to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion. In addition, the FDIC modified the method by which assessments are determined and updated assessment rates, which range from 2.5 to 45 basis points (annualized), subject to adjustments for unsecured debt and, in the case of small institutions outside the lowest risk category and certain large and highly complex institutions, brokered deposits. Further increased FDIC assessment premiums, due to our risk classification, emergency assessments, or implementation of the modified DIF reserve ratio, could have a material adverse effect on our business, results of operations and financial condition.

The Federal Reserve may require us to commit capital resources to support the Bank.

A bank holding company is required to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. The Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Under these requirements, in the future, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at times when our resources are limited and we may be required to borrow the funds to make the required capital injection. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s business, financial condition and results of operations.

Risks Related to this Offering and our Common Stock

An active, liquid, and orderly market for our common stock may not develop and the market price of our common stock may be subject to substantial fluctuations, which  may make it difficult for you to sell your shares at the volume, prices and times desired.

Prior to this offering, the market for shares of our common stock has been limited. An active trading market for our common stock might never develop or be sustained, which could depress the market price of our common stock and affect your ability to sell our shares. The initial public offering price was determined through negotiations between us and the representative of the underwriters and might bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which may be beyond our control. These factors include:

●	our operating performance and the operating performance of similar companies;

●	the overall performance of the equity markets;

●	prevailing interest rates;

●	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally;

●	the market for similar securities;

●	announcements by us or our competitors of acquisitions, business plans, or commercial relationships;

●	threatened or actual litigation;

●	any major change in our board of directors or management;

●	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	whether we declare dividends on our common stock from time to time;

●	our creditworthiness;

●	the ratings given to our securities by credit rating agencies, if any;

●	large volumes of sales of our shares of common stock by existing stockholders; and

●	general political and economic conditions.

In addition, the stock market in general, and the market for banks and financial services companies in particular, has experienced extreme price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

The obligations associated with operating as a public company following the offering will require significant resources and management attention and will cause us to incur additional expenses, which will adversely affect our profitability.

Following the offering, our non-interest expenses will increase as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations. As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur as a privately held company, particularly after we are no longer an emerging growth company as defined under the JOBS Act. After this offering, we will be required to comply with the requirements of the Securities Exchange Act of 1934, or the Exchange Act, Sarbanes-Oxley, the Dodd-Frank Act, the listing requirements of the NASDAQ Capital Market, and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results with the SEC. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We expect to incur additional annual expenses related to these steps. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a public company, we will, among other things:

●	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NASDAQ rules;

●	create or expand the roles and duties of our board of directors and committees of the board;

●	institute more comprehensive financial reporting and disclosure compliance functions;

●	enhance our investor relations function; and

●
establish new internal policies, including those relating to disclosure controls and procedures; and involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources. We might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering to retire outstanding debt, to support our long-term growth by enhancing our capital ratios to permit continued growth, and for general corporate purposes, including for possible acquisitions of, or investments in, bank or permissible non-bank entities. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting our business, results of operations and financial condition.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At the assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus with net proceeds to us of $22.9 million, after deducting underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering from us will have contributed approximately 68 % of the total amount of funding we have received to date, but the shares purchased from us in this offering will represent only approximately 32 % of the total voting rights. The dilution will be $ 10.85 per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options or warrants to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution.”

Securities analysts may not initiate or continue coverage on our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

Upon completion of this offering, there will be 5,339,309 shares of our common stock outstanding. The 736,000 shares being sold in this offering will be freely tradeable immediately after this offering (except for shares purchased by affiliates) and of the remaining  4,603,309 shares outstanding on a pro forma as adjusted basis as of June 6, 2016 (assuming no exercise of outstanding options after June 6, 2016),  3,065,597 shares may be resold under Rule 144 as of the date of this prospectus, and 1,537,712 shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering (subject in some cases to volume limitations). In addition, as of  June 6, 2016, there were outstanding options to purchase  80,500 shares of our common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons. Sales by these stockholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. We also intend to register all common stock that we may issue under our stock plans. Effective upon the completion of this offering, an aggregate of  160,189 shares of our common stock will be reserved for future issuance under these plans (assuming no exercise of outstanding options after June 6, 2016). Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.  Please see “Shares Eligible for Future Sale” beginning on page 87 for a more detailed description of sales that may occur in the future.

We do not plan to pay cash dividends for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain any earnings to provide the capital necessary to fund our growth strategy.  You should not buy shares in this offering if you need dividend income from this investment. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, Paragon Bank’s ability to declare and pay dividends and general business conditions.  Investors should not purchase shares with a view for a current return on their investment in the form of cash dividends.

Additional issuances of common stock or securities convertible into common stock may dilute holders of our common stock.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of common stock, securities convertible into, exchangeable for or that represent an interest in common stock, or common stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue additional shares of common stock from time to time for adequate consideration without any additional action on the part of our stockholders. The market price of our common stock could decline as a result of other offerings, as well as other sales of a large block of common stock or the perception that such sales could occur.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect the rights of the holders of our common stock, which could depress the price of our common stock.

Our articles of incorporation, as amended, authorize us to issue up to 1,000,000 shares of one or more series of preferred stock. Our board of directors, in its sole discretion, has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series, the designation of such series, and the dividend rate for each series, without any further vote or action by our stockholders. Our preferred stock may be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We are subject to extensive regulation, and ownership of the common stock may have regulatory implications for holders thereof.

We are subject to extensive federal and state banking laws, including the Bank Holding Company Act of 1956, as amended, or BHCA, and federal and state banking regulations, that will impact the rights and obligations of owners of our common stock, including, for example, our ability to declare and pay dividends on our common stock. Shares of our common stock are voting securities for purposes of the BHCA and any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding shares of our common stock, and any holder (or group of holders deemed to be acting in concert) may need regulatory approval to acquire or retain 10% or more of the shares of our common stock. A holder or group of holders may also be deemed to control us if they own 25% or more of our total equity. Under certain limited circumstances, a holder or group of holders acting in concert may exceed the 25% percent threshold and not be deemed to control us until they own 33% percent or more of our total equity. The amount of total equity owned by a holder or group of holders acting in concert is calculated by aggregating all shares held by the holder or group, whether as a combination of voting or non-voting shares or through other positions treated as equity for regulatory or accounting purposes and meeting certain other conditions. Holders of our common stock should consult their own counsel with regard to regulatory implications.

Holders should not expect us to redeem or repurchase outstanding shares of our common stock.

Our common stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and will not be redeemable at the option of the holders. Any decision we may make at any time to propose the repurchase or redemption of shares of our common stock will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders’ equity, general market conditions at that time and other factors we deem relevant. Our ability to redeem shares of our common stock is subject to regulatory restrictions and limitations, including those of the Federal Reserve Board of Governors.

Our common stock is equity and is therefore subordinate to our outstanding indebtedness.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our common stock will rank junior to our outstanding trust preferred securities and subordinated notes.

Offerings of debt, which would rank senior to our common stock upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or the Bank’s regulatory capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or equity securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

Anti-takeover provisions could adversely affect our stockholders.

In some cases, stockholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our board of directors. For example, our articles of incorporation require a supermajority vote of two-thirds of our outstanding common stock in order to effect a sale or merger of the company in certain circumstances. Consequently, a takeover attempt may prove difficult, and stockholders may not realize the highest possible price for their securities. Please see “Description of Our Securities—Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects” beginning on page 85.

Shares of our common stock are not insured deposits and may lose value.

Shares of our common stock will not be savings accounts, deposits or other obligations of any depository institution and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus. As a result, if you acquire shares of our common stock, you may lose some or all of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, which statements represent our judgment concerning the future and are subject to business, economic and other risks and uncertainties, both known and unknown, that could cause our actual operating results and financial position to differ materially from our operating results or financial position expressed in or implied by the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology.

We caution that any such forward-looking statements are further qualified by important factors that could cause our actual operating results to differ materially from those in the forward-looking statements, including, without limitation:

●	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

●	changes in interest rates that affect the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

●	the failure of assumptions underlying the establishment of reserves for possible loan losses;

●	changes in loan underwriting, credit review or loss reserve policies associated with economic or market conditions, examination conclusions, or regulatory developments;

●
changes in financial market conditions, either internationally, nationally or locally in areas in which we conduct our operations, including, without limitation, reduced rates of business formation and growth, commercial and residential real estate development, sales and vacancy rates, and real estate prices;

●	changes in accounting principles, policies, and guidelines applicable to bank holding companies, banks and public companies;

●
fluctuations in markets for equity, fixed-income, commercial paper and other securities, which could affect the availability, market liquidity levels, and pricing of securities, and the value of our securities portfolio;

●
changes in minimum capital requirements, adjustments to prompt corrective action thresholds, increased quality of regulatory capital, revised risk-weighting of certain assets, and implementation of a “capital conservation buffer,” all of which were included in the final rule promulgated by the Federal Reserve on July 2, 2013 to implement Basel III capital standards;

●
the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet;

●	governmental monetary and fiscal policies, as well as other legislative and regulatory changes;

●	the impact of heightened regulatory scrutiny of financial products, including but not limited to enforcement actions and other initiatives of the CFPB;

●	our ability to comply with any requirements imposed on the Company or the Bank by our respective regulators, and the potential negative consequences that may result;

●
the effect of any mergers, acquisitions or other transactions, to which we or the Bank may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire; and

●	the risk factors described under the heading “Risk Factors” in this prospectus.

Given these risks, uncertainties and other factors, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made.

You should read carefully this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us in this public offering will be approximately $ 22.9 million, or $ 26.5 million if the underwriters elect to exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $34.00  per share would increase (decrease) the net proceeds to us from this offering by $ 0.7 million , or $ 0.8 million  if the underwriters elect to exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to:

●	support the continued growth of Paragon Bank;

●
to retire our outstanding bank holding company loan, which had a balance of $4.2 million as of March 31, 2016 and bears interest at the prime interest rate plus 0.75% (currently 4.25%) and matures in November 2017; and

●
for general corporate purposes, including for possible acquisitions of, or investments in, bank or permissible non-bank entities, though we do not have any  agreements or understandings presently with respect to any acquisitions or investments.

CAPITALIZATION

The following table sets forth our cash and due from banks and our consolidated capitalization, including regulatory capital ratios, at March 31, 2016 on:

●	an actual basis; and

●
on an as adjusted basis to give effect to the net proceeds from the sale by us of 736,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

 You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus.

		Actual	As Adjusted for the Offering(1)
		(dollars in thousands, except per share data)

Cash and due from banks		$51,559	70,309
Long term debt		22,731	18,558
Stockholders’ equity:
Common stock, $0.008 par value per share, 20,000,000 shares authorized, 4,581,334 shares issued and outstanding, actual; 5,339,309 shares issued and outstanding, as adjusted		37	43
Additional paid-in-capital		53,235	76,152
Retained earnings		48,198	48,198
Accumulated other comprehensive income		(1,298)	(1,298)
Total stockholders’ equity		100,172	123,094
Total capitalization		122,903	141,652
Book value per common share		21.87	23.15

	Regulatory Requirement (3)
Capital ratios:

Tangible common equity to tangible assets(2)	--	7.47%	9.05%
Company regulatory capital ratios:
Tier 1 leverage capital	4.625%	8.88%	10.44%
CET 1 risk-based capital	5.125%	8.91%	10.76%
Tier 1 risk-based capital	6.625%	10.50%	12.32%
Total risk-based capital	8.625%	11.20%	13.01%
Bank regulatory capital ratios (4):
Tier 1 leverage capital	5.625%	9.27%	10.54%
CET 1 risk-based capital	7.125%	10.78%	12.23%
Tier 1 risk-based capital	8.625%	10.78%	12.23%
Total risk-based capital	10.625%	11.48%	12.92%
_____________

(1)
A $1.00 increase (or decrease) in the assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (or decrease), as applicable, our net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $ 0.7 million  (assuming no exercise of the underwriters’ option to purchase additional shares and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same). Similarly, an increase or decrease of  73,600 shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $ 2.4 million , based on an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The as-adjusted column includes 736,000 shares of common stock at $34.00 per share, net of the estimated underwriting discount as well as estimated offering expenses of $600,000. As adjusted also assumes net proceeds from the offering are invested in assets with a 100% risk weighting.

(2)
These measures are not measures recognized under GAAP and are therefore considered to be non-GAAP financial measures. Please see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” on page 11 for a reconciliation of these measures to their most directly comparable GAAP measures.

(3)	For the Company, these percentages represent the ratios required by the Federal Reserve's Capital Adequacy Guidelines for Bank Holding Companies. For the Bank, these percentages represent the ratios required for the Bank to be categorized as "well capitalized" under the FDIC's prompt corrective action framework. For both the Company and the Bank, the ratios include the 0.625% capital conservation buffer effective January 1, 2016. For additional information, see "Capital" beginning on page 52.

(4)	The as adjusted column assumes that $ 18.7 million of net cash proceeds from the offering are transferred from the Company to the Bank as a common equity investment in the Bank by the Company.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net book value per share of our common stock after this offering.

Net book value per share is equal to the amount of our stockholders’ equity divided by the number of shares of common stock outstanding. The net book value of our common stock at March 31, 2016 was approximately $100.2 million, or $21.87 per share, based on the number of shares of common stock outstanding at March 31, 2016.

As adjusted, net book value per share gives effect to the net proceeds from the sale by us of 736,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $ 34.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. At March 31, 2016, the as adjusted net book value of our common stock would have been approximately $ 123.1 million, or $ 23.15 per share. This represents an immediate increase in as adjusted net book value of $ 1.28 per share to existing stockholders and an immediate dilution of $ 10.85 per share to new investors, or approximately 32 % of the public offering price of $ 34.00 per share.  Dilution is determined by subtracting as adjusted net book value per share after this offering from the public offering price of $ 34.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$34.00
Net book value per share as of March 31, 2016	$21.87
Increase in net book value per share attributable to new investors in this offering	1.28

As adjusted net book value per share		23.15

Dilution per share to new investors in this offering		$10.85

Each $1.00 increase (decrease) in the assumed initial public offering price of $34.00 per share would increase (decrease) our as adjusted book value by approximately $ 0.7 million, or approximately $ 0.13 per share, and the dilution per share to new investors in this offering by approximately $ 0.87 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 73,600  in the number of shares offered by us, assuming the assumed initial public offering of $34.00  per share remains the same, would result in as adjusted book value of approximately $ 125.4 million, or $ 23.27 per share, and the dilution per share to new investors in this offering would be $ 10.73 per share. Similarly, a decrease of 73,600  in the number of shares offered by us, assuming the assumed initial public offering price of $34.00  per share remains the same, would result in as adjusted book value of approximately $ 120.7 million, or $ 23.03 per share, and the dilution per share to new investors in this offering would be $ 10.97 per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, our as adjusted book value as of March 31, 2016, would have been $ 126.6 million, or $ 23.33   per share, representing an immediate increase in as adjusted book value to our existing stockholders of $ 1.46 per share and immediate dilution to new investors in this offering of $ 10.67 per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing stockholders and new investors purchasing common stock in this offering. This information is presented on an as adjusted basis as of March 31, 2016, after giving effect to our sale of 736,000 shares of common stock in this offering (assuming the underwriters do not exercise their option) at an assumed initial public offering price of $ 34.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	4,581,334	86.2%	$53,184,000	68.0%	$11.61
New investors in this offering	736,000	13.8	25,024,000	32.0	34.00
Total	5,317,334	100.0%	78,208,000	100.0%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately  84.4 % and our new investors would own approximately 15.6 % of the total number of shares of our common stock outstanding after this offering.

The table above excludes 81,500 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $46.46 per share and 178,344 shares of our common stock reserved for issuance in connection with stock awards available for issuance under our 2006 Omnibus Stock Ownership and Long Term Incentive Plan as of March 31, 2016. To the extent that any of these stock options are exercised, investors participating in the offering will experience further dilution.

DIVIDEND POLICY

We anticipate that our future earnings, if any, will be retained to finance our growth and that we will not pay cash dividends for the foreseeable future.

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred stockholders. In addition, because we are a bank holding company, the Federal Reserve may impose restrictions on cash dividends paid by us. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past four quarters, net of any dividends previously paid during that period, is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if any of the holding company’s bank subsidiaries are classified as undercapitalized.

Our ability to pay dividends is largely dependent upon the amount of cash dividends that the Bank pays to us, which distributions are restricted under North Carolina banking laws and regulations. The Bank may make distributions only to the extent that the Bank remains adequately capitalized. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank. The Office of the North Carolina Commissioner of Banks and the FDIC also are authorized to prohibit the payment of dividends by a bank under certain circumstances. Such requirements and policies may limit our ability to obtain dividends from the Bank for our cash needs, including payment of dividends to our stockholders and the payment of operating expenses. For additional information on these limitations, please see “ Supervision and Regulation—Payment of Dividends and Other Restrictions” on page 91.

Any determination to pay future dividends to stockholders will be dependent upon our operational results, financial condition, capital requirements, business projections, general business conditions, statutory and regulatory restrictions and any other factors deemed appropriate by our board of directors.

MARKET FOR OUR COMMON STOCK

Shares of our common stock are currently quoted on the OTC Markets Group, Inc. OTCQX Marketplace under the symbol “PBNC.” Although our shares are quoted on the OTCQX Marketplace, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in a more liquid market. As of June 6, 2016, there were approximately 400 holders of record of our common stock.

The following table sets forth the quarterly high and low reported sales prices for our common stock from April 16, 2015 (the date our common stock began trading on the OTCQX Marketplace) to December 31, 2015 and through the first and second quarters of 2016 to date. These reported sales prices represent trades that were either quoted on the OTCQX Marketplace or reported to the Company’s stock transfer agent, and do not include retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

On  June 9,  2016, the last reported sales price for our common stock was $30.50  per share.

	Low	High
Fiscal Year Ending December 31, 2016
Second Quarter through June 9, 2016	$27.00	$31.00
First Quarter	26.26	27.39

Fiscal Year Ending December 31, 2015
Fourth Quarter	$24.20	$28.50
Third Quarter	21.00	25.00
Second Quarter beginning April 16, 2015	22.50	25.00

We anticipate that this offering and the listing of our common stock on the NASDAQ Capital Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” beginning on page 101 for more information regarding our arrangements with the underwriter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial information contained in “ Selected Historical Consolidated Financial Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Executive Overview of Recent Financial Performance

Our Company operates in two very attractive, growing markets, the Triangle and Charlotte regions of North Carolina.  Both have been consistently ranked among the top growth markets in the country. In order to take advantage of these markets, we have expanded our staff of business development and support professionals. Management has added CDOs focusing on private banking relationships with owners of companies, corporate executives and individuals who desire a higher level of professional and personal attention. In 2014, we added two CDOs who focus primarily on commercial lending and two who focus on individual customer relationships. We believe these additional production personnel will continue to help us drive both balance sheet and revenue growth into the future. In addition, in 2014, the Company added a third branch in Cary, North Carolina and moved its operations center out of its headquarters to provide space for additional production personnel.

As a result of our growth in personnel and renewed emphasis on private banking, over the last five years we have experienced a double-digit compound growth rate in loans and significant improvement in net income. Since 2011, the annual compound growth rate in loans was 11.6% and in consolidated net income was 47.7%. We reported net income available to common stockholders of $11.2 million and diluted earnings per share of $2.47 for the year ended December 31, 2015, compared to net income available to common stockholders of $8.0 million and diluted earnings per share of $1.77 for the prior year, representing increases of 41.1% and 39.5%, respectively. In addition, we reported net income available to common stockholders of $2.8 million and diluted earnings per share of $0.62 for the three-month period ended March 31, 2016 compared to net income available to common stockholders of $2.3 million and diluted earnings per share of $0.51 for the same period in the prior year, representing increases of 23.0% and 21.6%, respectively. We experienced strong growth in net interest income as a result of significant growth in both loans and deposits during 2015 and during the first quarter of 2016.  The average loan balance for the first quarter of 2016 was $1.02 billion compared to $970.2 million for the year ended December 31, 2015 and $807.0 million for the year ended December 31, 2014. In both instances, this loan growth was funded by our continued ability to generate strong growth from new relationships in our vibrant markets. We also continue to experience favorable funding of our interest-earning assets with 70.6% of our average deposits for the three months ended March 31, 2016 coming from non-maturity deposits compared to 61.7% and 50.9% for the years ended December 31, 2015 and 2014, respectively. In addition, overall credit quality has significantly improved as a result of an improving economy in our markets and due to our focus on resolving problem assets.  At March 31, 2016, our ratio of nonperforming assets to total assets was 0.43% compared to 1.46% for the same period in the previous year.  At December 31, 2015, our ratio of nonperforming assets to total assets was 0.46% compared to 1.32% for the previous year.  Total nonperforming loans to total loans as of March 31, 2016 was 0.05% compared to 0.42%  as of March 31, 2015.  As of December 31, 2015 and 2014, total nonaccrual loans to total loans was 0.05% for both years. This was below the ratio of nonaccrual loans to total loans for our peer institutions, which was 0.81% as of December 31, 2015 and 1.04% as of December 31, 2014. In addition, the ratio of our allowance for loan losses has fallen to 0.76% of loans as of March 31, 2016 compared to 0.80% as of March 31, 2015.  Those ratios as of December 31, 2015 and 2014 were 0.75% of loans and 0.79% of loans, respectively.

Our growth has been accompanied by increased expenses.  For the first three months of 2016, personnel costs were $3.9 million, or $658,000 more than the $3.2 million recorded during the same period in 2015.  In 2015, total personnel costs increased by $1.5 million or 12.7% over 2014. While occupancy costs increased by $548,000 year over year between 2014 and 2015, a large portion of that related to a one-time expense on a subleased property.  We anticipate a decline in occupancy costs in 2016 which is already reflected in the quarter-over-quarter decrease from $349,000 for the first three months of 2015 compared to $344,000 for the first three months of 2016. Overall, we expect increased expenses in 2016. We anticipate that the aggregate of these increased expenses will result in approximately an 8% increase in our operating expenses for 2016 compared to 2015. Such increased operating expenses could adversely impact our net income for fiscal year 2016.

FINANCIAL CONDITION
MARCH 31, 2016, DECEMBER 31, 2015 AND 2014

Overview

Total assets at March 31, 2016 were $1.34 billion, an increase of $28.5 million or 2.8% over the balance as of December 31, 2015 of $1.31 billion.  Total assets increased year over year between 2015 and 2014 by $140.7 million or 12.1%.  Interest earning assets at March 31, 2016 totaled $1.26 billion and consisted of $1.04 billion in net loans, $182.2 million in investment securities, $7.2 million in Federal Home Loan Bank of Atlanta stock, and $22.9 million in overnight investments and interest-bearing deposits in other banks.  Interest earning assets at December 31, 2015 totaled $1.21 billion and consisted of $1.01 billion in net loans, $168.9 million in investment securities, $8.1 million in Federal Home Loan Bank of Atlanta stock, and $31.0 million in overnight investments and interest-bearing deposits in other banks. Total deposits and stockholders’ equity at March 31, 2016 were $1.05 billion and $100.2 million, respectively.  Total deposits and stockholders’ equity at December 31, 2015 were $982.8 million and $97.7 million, respectively.

Investment Securities

Investment securities as of March 31, 2016, December 31, 2015 and December 31, 2014 were $182.2 million, $168.9 million and $183.7 million, respectively.  The Company’s investment portfolio at March 31, 2016 and December 31, 2015, consisted of U.S. government agency obligations, collateralized mortgage obligations, mortgage-backed securities, municipal bonds and other equity investments, and had a weighted average taxable equivalent yields of 2.92% and 2.90% at March 31, 2016 and December 31, 2015, respectively.  The Company also held an investment of $7.2 million and $8.1 million in Federal Home Loan Bank Stock as of March 31, 2016 and December 31, 2015 with a weighted average yield of 4.66% and 4.53% for those periods. The investment portfolio decreased $14.8 million in 2015, the net result of $60.3 million in purchases, $55.0 million in sales, $20.3 million of maturities and prepayments and a decrease of $322,000 in the market value of securities held available for sale.  The increase between December 31, 2015 and March 31, 2016 was primarily the result of purchases of mortgage-backed securities and municipal securities.

The following is a summary of the securities portfolio by major classification at March 31, 2016 and December 31, 2015, 2014 and 2013.

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
March 31, 2016
Available-for-sale:
U.S. Agency obligations	$19,030	$322	$25	$19,327
Collateralized mortgage obligations	52,600	595	20	53,175
Mortgage-backed securities	44,560	522	137	44,945
Municipal bonds	61,003	1,441	29	62,415
Other	2,676	9	390	2,295
	$179,869	$2,889	$601	$182,157

December 31, 2015
Available-for-sale:
U.S. Agency obligations	$19,778	$196	$73	$19,901
Collateralized mortgage obligations	60,826	321	206	60,941
Mortgage-backed securities	31,074	326	90	31,310
Municipal bonds	53,163	1,346	75	54,434
Other	2,677	10	377	2,310
	$167,518	$2,199	$821	$168,896

December 31, 2014
Available-for-sale:
U.S. Agency obligations	$31,710	$256	$124	$31,842
Collateralized mortgage obligations	69,519	672	135	70,056
Mortgage-backed securities	33,921	627	-	34,548
Municipal bonds	44,511	991	322	45,180
Other	1,351	698	-	2,049
	$181,012	$3,244	$581	$183,675

December 31, 2013
Available-for-sale:
U.S. Agency obligations	$30,291	$39	$1,187	$29,143
Collateralized mortgage obligations	52,627	354	371	52,610
Mortgage-backed securities	39,820	403	630	39,593
Municipal bonds	25,302	-	2,331	22,971
Other	2,371	908	400	2,879
	$150,411	$1,704	$4,919	$147,196

The following table summarizes the securities portfolio by major classification as of March 31, 2016 and December 31, 2015:

	March 31, 2016			December 31, 2015
			Weighted			Weighted
			Average Tax			Average Tax
	Amortized	Fair	Equivalent	Amortized	Fair	Equivalent
(Dollars in thousands)	Cost	Value	Yield (1)	Cost	Value	Yield (1)
U.S. government agency obligations
Due within one year	$-	$-	-	$-	$-	-
Due after one but within five years	-	-	-	-	-	-
Due after five but within ten years	-	-	-	-	-	-
Due after ten years	19,030	19,327	2.60%	19,778	19,901	2.59%
	19,030	19,327	2.60%	19,778	19,901	2.59%
Collateralized mortgage obligations
Due within one year	-	-	-	-	-	-
Due after one but within five years	-	-	-	-	-	-
Due after five but within ten years	-	-	-	-	-	-
Due after ten years	52,600	53,175	2.29%	60,826	60,941	2.34%
	52,600	53,175	2.29%	60,826	60,941	2.34%
Mortgage-backed securities
Due within one year	-	-	-	-	-	-
Due after one but within five years	-	-	-	-	-	-
Due after five but within ten years	13,009	13,354	2.81%	13,361	13,591	2.74%
Due after ten years	31,551	31,591	2.56%	17,713	17,719	2.61%
	44,560	44,945	2.63%	31,074	31,310	2.67%
Municipal bonds
Due within one year	-	-	-	-	-	-
Due after one but within five years	1,739	1,823	3.23%	1,740	1,786	3.23%
Due after five but within ten years	4,320	4,429	3.06%	4,325	4,412	3.06%
Due after ten years	54,944	56,163	3.92%	47,098	48,236	3.99%
	61,003	62,415	3.84%	53,163	54,434	3.89%
Other equity investments
Due within one year	-	-	-	-	-	-
Due after one but within five years	-	-	-	-	-	-
Due after five but within ten years	500	500	6.50%	500	500	6.50%
Due after ten years	2,176	1,795	0.00%	2,177	1,810	0.00%
	2,676	2,295	1.21%	2,677	2,310	1.21%
Total securities available for sale
Due within one year	-	-	-	-	-	-
Due after one but within five years	1,739	1,823	3.23%	1,740	1,786	3.23%
Due after five but within ten years	17,829	18,283	2.97%	18,186	18,503	2.82%
Due after ten years	160,301	162,051	2.91%	147,592	148,607	2.91%
	$179,869	$182,157	2.92%	$167,518	$168,896	2.90%
_________________________

(1)	The marginal tax rate used to calculate tax equivalent yield was 30.0%.

As of March 31, 2016, the Company had an investment in a mortgage-backed security with an amortized cost of $9.6 million and a fair value of $9.7 million. As of December 31, 2015, both the amortized cost and the fair value of this security were $9.9 million.  This security was issued by a government-sponsored enterprise. As of March 31, 2016, the amortized cost and fair value of this security totaled 9.6% and 9.7% of stockholders’ equity, respectively.  As of December 31, 2015, both the amortized cost and fair value of this security totaled 10.1% of stockholders’ equity.

Loans Receivable

The loan portfolio at March 31, 2016 totaled $1.04 billion and was composed of $68.6 million in construction and land development loans, $553.6 million in commercial real estate loans, $256.0 million in consumer real estate loans, $153.2 million in commercial and industrial loans, and $12.9 million in consumer and other loans.  Also included in loans outstanding was $622,000 in net deferred loan costs.

The loan portfolio at December 31, 2015 totaled $1.02 billion and was composed of $64.7 million in construction and land development loans, $533.9 million in commercial real estate loans, $249.7 million in consumer real estate loans, $153.7 million in commercial and industrial loans, and $13.5 million in consumer and other loans. Our commercial real estate loans included $144.2 million of owner-occupied commercial real estate and $86.6 million of multi-family loans.   Also included in loans outstanding was $630,000 in net deferred loan costs.

The following table describes the Company’s loan portfolio composition by category:

	At March 31,		At December 31,
	2016		2015		2014		2013		2012		2011
		% of		% of		% of		% of		% of		% of
		Total		Total		Total		Total		Total		Total
(Dollars in thousands)	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Construction and land development	$68,613	6.6%	$64,702	6.4%	$62,817	7.2%	$81,316	10.6%	$99,685	13.8%	$137,413	20.0%
Commercial real estate:
Non-farm, non-residential	465,692	44.6%	453,407	44.6%	408,129	47.0%	373,379	48.7%	340,911	47.2%	298,407	43.4%
Farmland	1,313	0.1%	1,332	0.1%	1,078	0.1%	1,123	0.1%	1,020	0.1%	1,056	0.2%
Multifamily, nonresidential and junior liens	86,610	8.3%	79,170	7.8%	78,024	9.0%	63,965	8.3%	62,998	8.7%	59,553	8.7%
Total commercial real estate	553,615	53.0%	533,909	52.5%	487,231	56.1%	438,467	57.1%	404,929	56.1%	359,016	52.3%
Consumer real estate:
Home equity lines	80,940	7.7%	78,943	7.8%	46,782	5.4%	21,117	2.8%	13,271	1.8%	10,982	1.6%
Secured by 1-4 family residential, secured by first deeds of trust	171,355	16.4%	167,053	16.4%	143,793	16.6%	118,686	15.5%	100,628	13.9%	83,864	12.2%
Secured by 1-4 family residential, secured by second deeds of trust	3,731	0.4%	3,711	0.4%	4,940	0.6%	5,774	0.8%	6,294	0.9%	6,301	0.9%
Total consumer real estate	256,026	24.5%	249,707	24.6%	195,515	22.5%	145,577	19.0%	120,193	16.6%	101,147	14.7%
Commercial and industrial loans (except those secured by real estate)	153,159	14.7%	153,669	15.1%	117,126	13.5%	93,841	12.2%	80,496	11.1%	84,112	12.2%
Consumer and other	12,946	1.2%	13,539	1.3%	5,722	0.7%	8,505	1.1%	17,229	2.4%	5,721	0.8%
Less:
Deferred loan origination (fees) costs	622	0.1%	630	0.1%	(6)	0.0%	(314)	0.0%	(166)	0.0%	(432)	-0.1%
Total loans	1,044,981	100%	1,016,156	100%	868,405	100%	767,392	100%	722,366	100%	686,977	100%
Allowance for loan losses	(7,931)		(7,641)		(6,869)		(6,939)		(10,348)		(13,269)
Total net loans	$1,037,050		$1,008,515		$861,536		$760,453		$712,018		$673,708

During the three months ended March 31, 2016, loans receivable increased by $28.8 million, or 2.8%, to $1.04 billion as of period end.  The increase in loans during the quarter is primarily attributable to new loan origination driven by the demand in the Company’s market areas.

During 2015, loans receivable increased by $147.8 million, or 17.0%, to $1.02 billion as of December 31, 2015.  The increase in loans during both periods is primarily attributable to new loan origination driven by the demand in the Company’s market areas.

The majority of the Company’s loan portfolio consists of real estate loans. This category, which includes both commercial and consumer loan balances, increased from 83.5% of the loan portfolio at December 31, 2015 to 84.1% at March 31, 2016. The increase was primarily due to several large commercial real estate loans that closed during the quarter.  During 2015, real estate loans as a percent of the total loan portfolio decreased from 85.9% to 83.5%.  The decrease in the real estate loans as a percent of the total was primarily the result of an internal focus in the current year on expanding the Bank’s commercial lending area.  From December 31, 2015 to March 31, 2016 there was a $3.9 million increase in construction and land development loans, a $19.7 million increase in commercial real estate loans and a $6.3 million increase in consumer real estate loans. From December 31, 2014 to December 31, 2015, there was a $1.9 million increase in construction and land development loans, a $46.7 million increase in commercial real estate loans and a $54.2 million increase in consumer real estate loans.

Maturities and Sensitivities of Loans to Interest Rates

The following table presents the maturity distribution of the Company’s loans at March 31, 2016 and December 31, 2015.  The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate:

	At March 31, 2016				At December 31, 2015
		Due after one				Due after one
	Due within	year but within	Due after		Due within	year but within	Due after
(In thousands)	one year	five years	five years	Total	one year	five years	five years	Total
Fixed rate loans:
Construction and land development	$7,450	$21,299	$3,296	$32,045	$8,199	$14,735	$581	$23,515
Non-farm, non-residential	11,380	243,407	123,003	377,790	10,374	251,619	95,110	357,103
Farmland	-	1,313	-	1,313	-	1,332	-	1,332
Multifamily, nonresidential and junior liens	2,160	18,805	35,389	56,354	1,179	20,413	27,524	49,116
Home equity lines	451	161	-	612	451	161	-	612
Secured by 1-4 family residential, secured by first deeds of trust	4,852	53,769	104,049	162,670	5,878	54,540	97,498	157,916
Secured by 1-4 family residential, secured by second deeds of trust	585	1,194	845	2,624	591	1,263	858	2,712
Commercial and industrial loans (except those secured by real estate)	2,052	56,231	21,190	79,473	2,462	60,814	14,565	77,841
Consumer and other	-	3,467	1	3,468	180	3,685	-	3,865
Total at fixed rates	28,930	399,646	287,773	716,349	29,314	408,562	236,136	674,012
Variable rate loans:
Construction and land development	24,125	11,956	258	36,339	28,926	11,793	230	40,949
Non-farm, non-residential	6,430	58,343	23,129	87,902	12,756	60,237	23,311	96,304
Farmland	-	-	-	-	-	-	-	-
Multifamily, nonresidential and junior liens	3,570	14,978	11,708	30,256	3,437	15,104	11,513	30,054
Home equity lines	3,255	8,096	68,977	80,328	3,923	8,278	66,130	78,331
Secured by 1-4 family residential, secured by first deeds of trust	3,169	4,384	1,132	8,685	3,538	4,347	1,252	9,137
Secured by 1-4 family residential, secured by second deeds of trust	510	534	-	1,044	514	420	-	934
Commercial and industrial loans (except those secured by real estate)	41,453	30,380	1,678	73,511	60,335	15,003	301	75,639
Consumer and other	1,464	7,885	109	9,458	1,958	7,586	109	9,653
Total at variable rates	83,976	136,556	106,991	327,523	115,387	122,768	102,846	341,001
Subtotal	112,906	536,202	394,764	1,043,872	144,701	531,330	338,982	1,015,013
Non-accrual loans (1)	161	326	-	487	303	210	-	513
Gross Loans	$113,067	$536,528	$394,764	1,044,359	$145,004	$531,540	$338,982	1,015,526
Deferred origination costs				622				630
Total loans				$1,044,981				$1,016,156
_________________________

(1)	Includes nonaccrual restructured loans.

The Company may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal.  In such instances, the Company generally requires payment of accrued interest and may require a principal reduction or modify other terms of the loan at the time of renewal.

Past Due Loans and Nonperforming Assets

At March 31, 2016, the Company had one loan totaling $127,000 that was 30 days or more past due.   At December 31, 2015, the Company had no loans that were 30 days or more past due. This is a decrease from December 31, 2014 when there were $256,000 in loans that were past due 30 days or more, or 0.03% of gross loans outstanding.  Non-accrual loans decreased to $487,000 at March 31, 2016 from $513,000 at December 31, 2015.  At December 31, 2014, nonaccrual loans were $420,000. As of March 31, 2016, the Company had eight loans totaling $1.6 million that were considered to be troubled debt restructurings, or TDRs, of which three loans totaling $1.3 million were still accruing interest.  During the quarter, the Company added one new TDR and had the largest TDR pay off in full.  As of December 31, 2015, the Company had eight loans totaling $2.8 million that were considered to be troubled debt restructurings, of which four loans totaling $2.6 million were still accruing interest.  At December 31, 2014, the Company had six loans totaling $2.9 million that were considered to be troubled debt restructurings, of which three loans totaling $2.7 million were still accruing.  There were no loans that were over 90 days past due and still accruing interest at March 31, 2016, December 31, 2015 or 2014.

The following tables present an age analysis of past due loans, segregated by class of loans as of March 31, 2016 and December 31, 2015:

	At March 31, 2016					At December 31, 2015
	30+	Non-	Total			30+	Non-	Total
	Days	Accrual	Past		Total	Days	Accrual	Past		Total
(in thousands)	Past Due	Loans	Due	Current	Loans	Past Due	Loans	Due	Current	Loans
Construction and land development	$-	$229	$229	$68,384	$68,613	$-	$238	$238	$64,464	$64,702
Non-farm, non-residential	-	-	-	465,692	465,692	-	-	-	453,407	453,407
Farmland	-	-	-	1,313	1,313	-	-	-	1,332	1,332
Multifamily, nonresidential and junior liens	-	-	-	86,610	86,610	-	-	-	79,170	79,170
Home equity lines	-	-	-	80,940	80,940	-	-	-	78,943	78,943
Secured by 1-4 family residential, secured by first deeds of trust	127	-	127	171,228	171,355	-	-	-	167,053	167,053
Secured by 1-4 family residential, secured by second deeds of trust	-	63	63	3,668	3,731	-	65	65	3,646	3,711
Commercial and industrial loans (except those secured by real estate)	-	175	175	152,984	153,159	-	189	189	153,480	153,669
Consumer and other	-	20	20	12,926	12,946	-	21	21	13,518	13,539
	$127	$487	$614	$1,043,745	$1,044,359	$-	$513	$513	$1,015,013	$1,015,526

The table below sets forth, for the periods indicated, information about the Company’s non-accrual loans, loans past due 90 days or more and still accruing interest, total non-performing loans (non-accrual loans plus nonaccrual restructured loans), and total non-performing assets.

	At March 31,	At December 31,
(Dollars in thousands)	2016	2015	2014	2013	2012	2011
Non-accrual loans	$175	$323	$219	$1,148	$12,949	$19,439
Restructured loans (1)	312	190	201	441	3,156	4,987
Total nonperforming loans	487	513	420	1,589	16,105	24,426
Foreclosed real estate	5,228	5,453	14,777	18,174	18,756	26,132
Repossessed assets	-	-	214	-	-	-
Total nonperforming assets	$5,715	$5,966	$15,411	$19,763	$34,861	$50,558

Accruing loans past due 90 days or more	$-	$-	$-	$-	$-	$-
Allowance for loan losses	7,931	7,641	6,869	6,939	10,348	13,269

Nonperforming loans to period end loans	0.05%	0.05%	0.05%	0.21%	2.23%	3.56%
Allowance for loan losses to period end loans	0.76%	0.75%	0.79%	0.90%	1.43%	1.93%
Allowance for loan losses to nonperforming loans	1628.54%	1489.47%	1635.48%	436.69%	64.25%	54.32%
Allowance for loan losses to nonperforming assets	138.78%	128.08%	44.57%	35.11%	29.68%	26.25%
Nonperforming assets to total assets	0.43%	0.46%	1.32%	1.91%	3.64%	5.24%

(1)	Restructured loans are also on nonaccrual status.

In addition to the above, as of March 31, 2016 the Company had $1.9 million in loans that were considered to be impaired for reasons other than their past due, accrual or restructured status.  In total, there were $2.4 million in loans that were considered to be impaired at March 31, 2016.  As of December 31, 2015, the Company had $3.4 million in loans that were considered to be impaired for reasons other than their past due, accrual or restructured status.  In total, there were $3.9 million in loans that were considered to be impaired at December 31, 2015, which is a $2.4 million decrease from the $6.2 million that was impaired at December 31, 2014.  Impaired loans have been evaluated by management in accordance with Accounting Standards Codification (“ASC”) 310 and $535,000 and $509,000 was included in the allowance for loan losses as of March 31, 2016 and December 31, 2015, respectively, for these loans. All troubled debt restructurings and other non-performing loans were included within impaired loans as of March 31, 2016 and December 31, 2015.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through provisions for loan losses charged to expense and represents management’s best estimate of probable loan losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated losses and risk inherent in the loan portfolio. The Company’s allowance for loan loss methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company’s process for determining the appropriate level of reserves is designed to account for changes in credit quality as they occur. The provision for loan losses reflect loan quality trends, including the levels of and trends related to past due loans and economic conditions at the local and national levels.  It also considers the quality and risk characteristics of the Company’s loan origination and servicing policies and practices. Included in the allowance are specific reserves on loans that are considered to be impaired, which are identified and measured in accordance with ASC 310.

The following table presents the Company’s allowance for loan losses allocated to each category of the Company’s loan portfolio and each category of the loan portfolio as a percentage of total loans, at March 31, 2016 and at December 31 for the years indicated.

	At March 31,		At December 31,
	2016		2015		2014		2013		2012		2011
		% of		% of		% of		% of		% of		% of
		Total		Total		Total		Total		Total		Total
(Dollars in thousands)	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Construction and land development	$523	6.6%	$509	6.4%	$960	7.2%	$2,021	10.6%	$3,746	13.8%	$6,476	20.0%
Commercial real estate	3,072	53.0%	3,156	52.6%	2,510	56.1%	1,184	57.1%	2,463	56.1%	3,522	52.2%
Consumer real estate	1,972	24.5%	2,046	24.6%	1,594	22.5%	1,540	19.0%	1,466	16.6%	1,402	14.7%
Commercial and industrial loans (except those secured by real estate)	1,790	14.7%	1,786	15.1%	1,662	13.5%	2,150	12.2%	2,573	11.1%	1,775	12.2%
Consumer and other	574	1.2%	144	1.3%	143	0.7%	44	1.1%	100	2.4%	94	0.8%
Total allocated	7,931	100.0%	7,641	100.0%	6,869	100.0%	6,939	100.0%	10,348	100.0%	13,269	100.0%
Unallocated	-		-		-		-		-		-
Total	$7,931		$7,641		$6,869		$6,939		$10,348		$13,269

The allowance for loan losses as a percentage of gross loans outstanding increased by 0.01% during the first quarter of 2016 to 0.76% of gross loans at March 31, 2016. The change in the allowance during the first quarter of 2016 resulted from net recoveries of $290,000.  There were no provisions recorded during that period.  General reserves totaled $7.4 million or 0.71% of gross loans outstanding as of March 31, 2016, an increase from year-end 2015 when they totaled $7.1 million or 0.70% of loans outstanding.  At March 31, 2016, specific reserves on impaired loans constituted $535,000 or 0.05% of gross loans outstanding compared to $509,000 or 0.05% of loans outstanding as of December 31, 2015.

The allowance for loan losses as a percentage of gross loans outstanding decreased by 0.04% during 2015 to 0.75% of gross loans at December 31, 2015. The change in the allowance during 2015 resulted from net recoveries of $22,000 and a provision of $750,000.  General reserves totaled $6.2 million or 0.71% of loans outstanding at December 31, 2014.  At December 31, 2014, specific reserves on impaired loans constituted $680,000 or 0.08% of loans outstanding.

The following table presents information regarding changes in the allowance for loan losses in detail for the years indicated:

	For the Three-
	Month Period
	Ended March 31,	For the Year Ended December 31,
(in thousands)	2016	2015	2014	2013	2012	2011
Allowance for loan losses at beginning of year	$7,641	$6,869	$6,939	$10,348	$13,269	$17,373
Provision for loan losses	-	750	538	156	929	2,918

Loans charged off:
Construction and land development	-	(14)	(898)	(2,676)	(2,997)	(4,673)
Commercial real estate	-	(275)	(1)	(761)	(1,222)	(2,960)
Consumer real estate	-	-	(64)	(738)	(52)	(167)
Commercial and industrial loans (except those secured by real estate)	-	-	(99)	(494)	(743)	(1,189)
Consumer and other	-	-	-	-	(98)	(165)
Total charge-offs	-	(289)	(1,062)	(4,669)	(5,112)	(9,154)
Recoveries of loans previously charged off:
Construction and land development	229	73	154	551	1,063	498
Commercial real estate	37	19	40	392	124	1,218
Consumer real estate	3	44	14	34	1	34
Commercial and industrial loans (except those secured by real estate)	11	175	246	127	73	88
Consumer and other	10	-	-	-	1	294
Total recoveries	290	311	454	1,104	1,262	2,132
Net recoveries (charge-offs)	290	22	(608)	(3,565)	(3,850)	(7,022)
Allowance for loan losses at end of year	$7,931	$7,641	$6,869	$6,939	$10,348	$13,269

Ratio of net charge-offs during the period to average loans outstanding during the period	-0.03%	0.00%	0.08%	0.48%	0.56%	0.92%

While the Company believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making determinations regarding the allowance.

Management believes the level of the allowance for loan losses as of March 31, 2016 and December 31, 2015 was appropriate in light of the risk inherent within the Company’s loan portfolio.

Other Assets

At March 31, 2016, non-earning assets totaled $91.9 million, an increase of $2.5 million from $89.4 million at December 31, 2015.  Non-earning assets at March 31, 2016 consisted of: cash and due from banks of $28.7 million, premises and equipment totaling $16.3 million, foreclosed real estate totaling $5.2 million, accrued interest receivable of $3.9 million, bank owned life insurance, or BOLI, of $28.5 million and other assets totaling $5.0 million, with net deferred taxes of $4.3 million.

At December 31, 2015, non-earning assets totaled $89.4 million, a decrease of $4.2 million from $93.6 million at December 31, 2014.  Non-earning assets at December 31, 2015 consisted of: cash and due from banks of $24.5 million, premises and equipment totaling $16.4 million, foreclosed real estate totaling $5.5 million, accrued interest receivable of $3.8 million, bank owned life insurance of $28.3 million and other assets totaling $6.8 million, with net deferred taxes of $4.1 million.

As of March 31, 2016, the Company had an investment in BOLI of $28.5 million, which increased $223,000 from December 31, 2015. BOLI increased during 2015 by $853,000 year over year from the same period in 2014.  The increase in BOLI was due to an increase in cash surrender value.  Since the income on this investment is included in non-interest income, the asset is not included in the Company’s calculation of earning assets.

Deposits

Total deposits at March 31, 2016 were $1.05 billion and consisted of $166.6 million in non-interest-bearing demand deposits, $624.2 million in interest-bearing checking and money market accounts, and $256.4 million in time deposits. Total deposits increased by $64.2 million from $982.8 million as of December 31, 2015.  Non-interest-bearing demand deposits increased by $7.6 million from $159.0 million as of December 31, 2015.  Interest-bearing and money market accounts increased by $120.1 million from $504.1 million as of December 31, 2015. Time deposits decreased by $63.4 million during the first quarter of 2016 from $319.8 million as of December 31, 2015.  The increase in deposits was primarily due to a focus on growing core customer deposits and demand in the markets in which the Company operates.

Total deposits increased in 2015 by $99.2 million from $883.6 million as of December 31, 2014.  Non-interest-bearing demand deposits increased by $40.1 million from $118.9 million as of December 31, 2014.  Interest-bearing and money market accounts increased by $128.3 million from $375.8 million as of December 31, 2014. Time deposits decreased by $69.1 million during 2015 from $388.9 million as of December 31, 2014.  The increase in deposits was primarily due to a focus on growing core customer deposits during the year and demand in the markets in which the Bank operates.

The following table shows historical information regarding the average balances outstanding and average interest rates for each major category of deposits:

	For the Three-Month
	Period Ended		For the Period Ended December 31,
	March 31, 2016		2015		2014		2013		2012		2011
	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing checking accounts	$140,388	0.40%	$126,661	0.31%	$97,969	0.31%	$76,740	0.49%	$57,897	0.51%	$55,874	0.53%
Money markets	402,430	0.71%	315,169	0.75%	225,251	0.82%	151,320	0.73%	145,321	0.72%	150,928	0.89%
Time deposits less than $100,000	223,622	0.67%	276,801	0.87%	260,918	1.57%	302,726	1.93%	360,668	2.15%	501,045	2.30%
Time deposits greater than or equal to $100,000	68,650	1.11%	90,306	1.01%	149,225	0.85%	139,674	0.78%	110,902	0.79%	73,377	1.09%
Total interest-bearing deposits	835,090	0.68%	808,937	0.75%	733,363	1.02%	670,460	1.25%	674,788	1.48%	781,224	1.79%
Non-interest-bearing deposits	159,129		150,578		101,166		73,597		59,027		55,363
Total deposits	$994,219	0.57%	$959,515	0.63%	$834,529	0.90%	$744,057	1.13%	$733,815	1.36%	$836,587	1.67%

The following table shows the maturities of time deposits greater than or equal to $100,000 as of March 31, 2016 and December 31, 2015:

	As of
	March 31,	December 31,
(in thousands)	2016	2015
Three months or less	$10,937	$30,135
Over three through six months	7,244	10,876
Over six months through twelve months	8,522	9,387
Over twelve months	34,832	21,311
	$61,535	$71,709

Short Term and Long Term Debt

As of March 31, 2016, the Company had $142.5 million in short-term debt, which consisted solely of Federal Home Loan Bank of Atlanta, or FHLB, advances compared to an outstanding balance of $165.0 million at year-end 2015.  In addition, the Company had $4.2 million outstanding on an amortizing $10.0 million holding company loan.  That balance at December 31, 2015 was $4.8 million.  The decrease in short-term debt was due to the Company using deposit growth during the quarter in excess of loan growth to pay down debt.

As of December 31, 2015, the Company had $165.0 million in short-term debt, which consisted solely of FHLB advances compared to an outstanding balance of $135.0 million at year-end 2014.  In addition, the Company had $4.8 million outstanding on its $10.0 million holding company loan.  That balance at December 31, 2014 was $7.3 million.  The increase in short-term debt was used to fund, in part, growth in the Bank’s loan portfolio during the year ended December 31, 2015.

The Company had issued and outstanding $18.6 million in junior subordinated debentures as of March 31, 2016, December 31, 2015 and 2014.  These junior subordinated debentures were issued to Paragon Commercial Capital Trust I and Paragon Commercial Capital Trust II in connection with the Company’s issuance of trust preferred securities on May 18, 2004 and May 30, 2006, respectively.  Additional information regarding the junior subordinated debentures can be found in Note 7 of the audited consolidated financial statements on page F-57 of this prospectus.

Derivatives

As of March 31, 2016, December 31, 2015 and 2014, the Company had three interest rate caps with a strike price of 3-month LIBOR at .50% and a five year term.   The instruments hedged were $100 million of Federal Home Loan Bank borrowings maturing quarterly on the same reset dates.  The Company executed three separate agreements between $30 million and $35 million maturing between August 2019 and October 2019.  The remaining unamortized premium on the caps was $6.5 million as of March 31, 2016 and $6.7 million as of December 31, 2015.

Stockholders’ Equity

Total stockholders’ equity at March 31, 2016 was $100.2 million, an increase of $2.5 million from $97.7 million as of December 31, 2015. Changes in stockholders’ equity included $2.8 million in net income, $88,000 in restricted stock expense and other comprehensive loss of $412,000 related to declining values in the Company’s available for sale investment security portfolio and its cash flow hedges.

Total stockholders’ equity at December 31, 2015 increased $10.0 million from $87.7 million as of December 31, 2014. Changes in stockholders’ equity included $11.2 million in net income, $411,000 in stock based compensation, proceeds of $176,000 from stock option exercises, proceeds of $202,000 from the issuance of shares of the Company’s common stock under the Company’s Employee Stock Purchase Plan, or ESPP, and other comprehensive loss of $2.0 million related to declining values in the Company’s available for sale investment security portfolio and its cash flow hedges.

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Overview

During the three-month period ended March 31, 2016, the Company had net income of $2.8 million compared to net income of $2.3 million for the same period in 2015. Basic and diluted net income per share for the quarter ended March 31, 2016 were both $0.62 compared with basic and diluted net income per share of $0.51 and $0.53, respectively, for the same period in 2015.

Net Interest Income

Like most financial institutions, the primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings.  Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by the levels on non-interest bearing liabilities and capital.

Net interest income increased by $1.1 million to $10.6 million for the three months ended March 31, 2016.  The Company’s total interest income was impacted by an increase in interest earning assets. Average total interest-earning assets were $1.23 billion in the first quarter of 2016 compared with $1.12 billion in the same period in 2015.  The yield on those assets increased period over period from 4.15% in the first quarter of 2015 to 4.17% in the first quarter of 2016.  Meanwhile, average interest-bearing liabilities increased by $73.8 million from $980.0 million for the three months ended March 31, 2015 to $1.05 billion for the same period ended March 31, 2016. The Bank’s cost of these funds decreased by 3 basis points year over year to 0.73% from 0.76% in the first quarter of 2015.  During the three-month period ended March 31, 2016, the Bank’s net interest margin was 3.54% and net interest spread was 3.43%.  During the three-month period ended March 31, 2015, net interest margin was 3.48% and net interest spread was 3.39%.

Provision for Loan Losses

Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management.  In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors.

In determining the loss history to be applied to its ASC 450 loan pools within the allowance for loan losses, the Company uses net charge-off history for the most recent five consecutive years.  Since each of the past five years contain a declining amount of charge offs coupled with a large number of recoveries, the impact of the Company’s improvement in historical credit quality has resulted in a continually declining balance of reserves as a percent of the loan portfolio.

The Company did not record a provision for loan losses in the first three months of 2016 compared to a provision of $571,000 recorded during the same period in 2015.  The decrease in the provision for 2016 was the result of continued credit improvement in the Bank’s loan portfolio along with net recoveries during the period of $290,000.

Non-Interest Income

Non-interest income for the quarter ended March 31, 2016 was $266,000, down $218,000 from the same period in 2015.  The primary reason for the decrease was a decline in gains in the available for sale securities portfolio from $423,000 in the first quarter of 2015 compared to $85,000 for the same period in 2016, a decrease of $338,000.  This was partially offset by a decrease of $125,000 in the amount of losses on sale or write-down of other real estate, which is included in non-interest income totals.   Net losses in this category in the first three months of 2016 were $212,000 compared to $337,000 for the same period in 2015.

 Non-Interest Expenses

Non-interest expenses increased period over period by $720,000, or 12.2%, to $6.6 million for the three-month period ended March 31, 2016, from $5.9 million for the same period in 2015. The following are highlights of the significant changes in non-interest expenses in the first quarter of 2015 compared to the first quarter of  2016.

●	Personnel expenses increased $648,000 to $3.9 million due primarily to the addition of more personnel to handle the rapid growth of the Company.

●	Professional fees increased $100,000 to $237,000 from $137,000 in the first quarter of 2015 due largely to increased audit fees and some costs associated with recruiting new employees.

●	Unreimbursed loan costs and foreclosure related expenses decreased $102,000 primarily due to a decrease in expenses on foreclosed properties associated with fewer foreclosed properties being held.

Provision for Income Taxes

The Company’s effective tax rate for the first quarter of 2016 was 32.7%, compared to 33.8% for the same period in 2015.  In 2016, the North Carolina state corporate income tax rate decreased from 5% to 4%.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Overview

During 2015, the Company had net income of $11.2 million compared to net income of $8.0 million for 2014. Basic and diluted net income per share for the year ended December 31, 2015 was $2.49 and $2.47, respectively, compared with basic and diluted net income per share of $1.79 and $1.77, respectively for 2014.

Net Interest Income

Net interest income increased by $6.9 million to $41.1 million for the year ended December 31, 2015.  The Company’s total interest income was impacted by an increase in interest earning assets and a low interest rate environment in 2015. Average total interest-earning assets were $1.20 billion in 2015 compared with $1.00 billion in 2014.  The yield on those assets decreased by 22 basis points from 4.35 % in 2014 to 4.13% in 2015.  Meanwhile, average interest-bearing liabilities increased by $133.1 million from $900.5 million for the year ended December 31, 2014 to $1.03 billion for the year ended December 31, 2015. The Bank’s cost of these funds decreased by 25 basis points in 2015 to 0.71% from 0.96 % in 2014.  In 2015, the Bank’s net interest margin was 3.51 % and net interest spread was 3.42%.  In 2014, net interest margin was 3.48% and net interest spread was 3.38%.

Provision for Loan Losses

The Company recorded a $750,000 provision for loan losses in 2015 compared to a provision of $538,000 recorded in 2014.  The increase in the provision for 2015 was the result of continued growth in the Bank’s loan portfolio. For more information on changes in the allowance for loan losses, refer to Note 4 of the audited consolidated financial statements.

Non-Interest Income

Non-interest income for the year ended December 31, 2015 was $1.5 million, up $750,000 from 2014.  The primary reason for the increase was gains in the available for sale securities portfolio of $542,000 compared to $87,000 for 2014.  In addition, the Company had a decrease of $144,000 in the amount of losses on sale or write-down of other real estate, which is included in non-interest income totals.   Net losses in this category in 2015 were $759,000 compared to $903,000 in 2014.

 Non-Interest Expenses

Non-interest expenses increased by $2.9 million, or 13.0%, to $24.8 million for the year ended December 31, 2015, from $21.9 million for the same period in 2014. The following are highlights of the significant changes in non-interest expenses from 2014 to 2015.

●	Personnel expenses increased $1.5 million to $13.3 million due primarily to the addition of more personnel to handle the rapid growth of the Company.

●
Occupancy expenses increased $548,000 to $1.5 million and furniture and equipment costs increased $538,000 to $1.9 million as the Company had a full year of costs associated with a new branch in Cary, NC and an operations center in Raleigh, NC.  In addition, the Company recorded a liability of $160,000 which reflects the amounts the Company will have to subsidize a subtenant in its old Charlotte facility no longer in use.

●	Professional fees decreased $382,000 to $737,000 from $1.1 million in 2014 due largely to hiring staff internally to perform more internal audit functions rather than to outsource those areas.

●	Unreimbursed loan costs and foreclosure related expenses increased $378,000 primarily due to increased property tax expenses on foreclosed properties.

●	Other operating expense increased by $382,000 or 18.1%.

Provision for Income Taxes

The Company’s effective tax rate in 2015 was 33.9%, compared to 35.6% in 2014.  In 2015, the North Carolina state corporate income tax rate decreased from 6% to 5%.  For further discussion pertaining to the Company’s tax position, please see Note 11 of the audited consolidated financial statements.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Overview

During 2014, the Company had net income of $8.0 million compared to net income of $4.9 million for 2013.  Basic and diluted net income per share for the year ended December 31, 2014 was $1.79 and $1.77, respectively, compared with basic and diluted net income per share of $1.11 for 2014.

Net Interest Income

Net interest income increased by $4.0 million to $34.1 million for the year ended December 31, 2014.  The Company experienced both an increase in interest income as a result of an increase in the average balance of earning assets and a decrease in interest expense as it was able to decrease average funding costs. Average total interest-earnings assets were $1.00 billion in 2014 compared with $919.1 million in 2013. The yield on those assets decreased by 10 basis points from 4.45% in 2013 to 4.35% in 2014. Meanwhile, average interest-bearing liabilities increased by $60.5 million from $840.0 million for the year ended December 31, 2013 to $900.5 million for the year ended December 31, 2014. The Bank’s cost of funds decreased by 29 basis points in 2014 to 0.96% from 1.25% in 2013.  In 2014, the Company’s net interest margin was 3.48% and net interest spread was 3.38%.  In 2013, net interest margin was 3.30% and net interest spread was 3.20%.

Provision for Loan Losses

The Company recorded a $538,000 provision for loan losses in 2014 compared to a provision of $156,000 recorded in 2013.  The increased provision expense in 2014 resulted from growth in the loan portfolio. For more information on changes in the allowance for loan losses, refer to Note 4 of the audited consolidated financial statements.

Non-Interest Income

Non-interest income for the year ended December 31, 2014 was $704,000, an improvement of $2.8 million from 2013 when non-interest income was a loss of $2.1 million.  This increase is due to a significant decrease in the amount of losses incurred on the write-down and sale of foreclosed real estate.  In 2013, the Company had $3.8 million of such losses compared to $903,000 in 2014.

 Non-Interest Expenses

Non-interest expenses increased by $1.7 million or 8.6% to $21.9 million for the year ended December 31, 2014, from $20.2 million for the year ended December 31, 2013. The following are highlights of the significant changes in non-interest expenses from 2013 to 2014.

●	Personnel expenses increased $2.3 million to $11.8 million due primarily to the addition of more personnel in connections with the Company’s continued growth.

●	Occupancy expenses decreased $551,000 to $999,000 as the Company moved its Charlotte facility from a leased building to an owned one significantly reducing rent costs.

●
Unreimbursed loan costs and foreclosure related expenses decreased $950,000 to $496,000 as the local economy improved and the Company had fewer legal costs associated with collection of problem loans and its costs associated with foreclosed real estate decreased.

●	Deposit insurance expense and supervisory assessments decreased by approximately $705,000 or 43.1% in 2014 due to a lower assessment rates.

●
Directors fees and expenses increased by $577,000, or 144.3%, due to a one-time restricted stock grant awarded to the directors during 2014, an increase in the size of the Bank’s board of directors and the Company’s historically low expense associated with director compensation.

●	Furniture and equipment increased $437,000, or 48.4%, due primarily to increased software costs associated with several loan and deposit process improvement platforms implemented during the year.

●	Other operating expense increased by $325,000 or 12.2%.

Provision for Income Taxes

The Company’s effective tax rate in 2014 was 35.6%, compared to a 35.9% in 2013.  For further discussion pertaining to the Company’s tax position, please see Note 11 of the audited consolidated financial statements.

NET INTEREST INCOME

The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities.  Non-accrual loans have been included in determining average loans.

	For the Three Months Ended March 31,
	2016			2015
	Average		Average	Average		Average
(Dollars in thousands)	Amount	Interest	Rate	Amount	Interest	Rate
Loans, net of allowance	$1,019,396	$11,190	4.41%	$902,518	$10,067	4.47%
Investment securities	177,846	1,521	3.44%	164,853	1,458	3.55%
Other interest-earnings assets	35,477	58	0.66%	48,921	26	0.21%
Total interest-earning assets	1,232,719	12,769	4.17%	1,116,292	11,551	4.15%
Other assets	90,715			105,263
Total assets	$1,323,434			$1,221,555

Deposits:
Interest-bearing checking accounts	$140,388	140	0.40%	$113,563	141	0.50%
Money markets	402,430	717	0.72%	277,108	474	0.69%
Time deposits less than $100,000	223,622	376	0.68%	247,616	703	1.14%
Time deposits greater than or equal to $100,000	68,650	191	1.12%	111,836	261	0.94%
Borrowings	218,739	492	0.90%	229,916	289	0.50%
Total interest-bearing liabilities	1,053,829	1,916	0.73%	980,039	1,868	0.76%
Non-interest-bearing deposits	159,129			129,227
Other liabilities	11,430			23,645
Shareholders equity	99,046			88,644

Total liabilities and shareholders equity	$1,323,434			$1,221,555

Net interest income/interest rate spread (taxable-equivalent basis)		$10,853	3.43%		$9,683	3.39%

Net interest margin (taxable-equivalent basis)			3.54%			3.48%

Ratio of interest-bearing assets to interest-bearing liabilities	116.98%			113.90%

Reported net interest income
Net interest income (taxable-equivalent basis)		$10,853			$9,683
Less:
Taxable-equivalent adjustment		302			231
Net interest income		$10,551			$9,452

	For the Years Ended December 31,
	2015			2014			2013
	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Amount	Interest	Rate	Amount	Interest	Rate	Amount	Interest	Rate
Loans, net of allowance	$970,153	$43,500	4.48%	$807,025	$37,999	4.71%	$741,208	$36,811	4.97%
Investment securities	168,650	5,777	3.43%	164,420	5,490	3.34%	149,834	4,020	2.68%
Other interest-earnings assets	57,845	149	0.26%	30,639	86	0.28%	28,043	55	0.20%
Total interest-earning assets	1,196,648	49,426	4.13%	1,002,084	43,575	4.35%	919,085	40,886	4.45%
Other assets	84,265			86,091			73,650
Total assets	$1,280,913			$1,088,175			$992,735

Deposits:
Interest-bearing checking accounts	$126,661	389	0.31%	$97,969	307	0.31%	$76,740	376	0.49%
Money markets	315,169	2,367	0.75%	225,251	1,837	0.82%	151,320	1,103	0.73%
Time deposits less than $100,000	276,801	2,400	0.87%	260,918	4,102	1.57%	302,726	5,843	1.93%
Time deposits greater than or
equal to $100,000	90,306	913	1.01%	149,225	1,269	0.85%	139,674	1,088	0.78%
Borrowings	224,600	1,315	0.59%	167,115	1,163	0.70%	169,536	2,108	1.24%
Total interest-bearing liabilities	1,033,537	7,384	0.71%	900,478	8,678	0.96%	839,996	10,518	1.25%
Non-interest-bearing deposits	150,578			101,166			73,597
Other liabilities	4,725			3,985			2,735
Shareholders equity	92,073			82,546			76,407
Total liabilities and shareholders
equity	$1,280,913			$1,088,175			$992,735

Net interest income/interest rate
spread (taxable-equivalent basis)		$42,042	3.42%		$34,897	3.38%		$30,368	3.20%

Net interest margin (taxable-
equivalent basis)			3.51%			3.48%			3.30%

Ratio of interest-bearing assets to
interest-bearing liabilities	115.78%			111.28%			109.42%

Reported net interest income
Net interest income (taxable-equivalent
basis)		$42,042			$34,897			$30,368
Less:
Taxable-equivalent adjustment		991			792			285
Net interest income		$41,051			$34,105			$30,083

RATE/VOLUME ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities.  The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns).  The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

Rate/Volume Analysis

	Three Months Ended			Three Months Ended
	March 31 2016 vs. 2015			March 31 2015 vs. 2014
	Increase (Decrease) Due to			Increase (Decrease) Due to
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income
Loans, net of allowance	$1,300	$(177)	$1,123	$1,557	$(602)	$955
Investment securities	115	(52)	63	80	126	206
Other interest-earnings assets	(7)	39	32	21	(11)	10
Total interest income (taxable-
equivalent basis)	1,408	(190)	1,218	1,658	(487)	1,171

Interest expense
Deposits:
Interest-bearing checking accounts	33	(34)	(1)	31	8	39
Money markets	214	29	243	162	(52)	110
Time deposits less than $100,000	(68)	(259)	(327)	(66)	(353)	(419)
Time deposits greater than or
equal to $100,000	(101)	31	(70)	(74)	41	(33)
Borrowings	(14)	217	203	114	(183)	(69)
Total interest expense	64	(16)	48	167	(539)	(372)

Net interest income (Increase/
(decrease)(taxable equivalent basis)	$1,344	$(174)	1,170	$1,491	$52	1,543

Less:
Taxable-equivalent adjustment			71			99
Net interest income (Increase/
(decrease)			$1,099			$1,444

	Year Ended			Year Ended			Year Ended
	December 31 2015 vs. 2014			December 31 2014 vs. 2013			December 31 2013 vs. 2012
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
(in thousands)	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
Interest income
Loans, net of allowance	$7,681	$(2,180)	$5,501	$3,269	$(2,081)	$1,188	$2,824	$(445)	$2,379
Investment securities	141	146	287	391	1,079	1,470	(537)	172	(365)
Other interest-earnings assets	76	(13)	63	5	26	31	(1)	(15)	(16)
Total interest income (taxable-
equivalent basis)	7,898	(2,047)	5,851	3,665	(976)	2,689	2,286	(288)	1,998

Interest expense
Deposits:
Interest-bearing checking accounts	90	(8)	82	104	(173)	(69)	96	(16)	80
Money markets	733	(203)	530	539	195	734	43	20	63
Time deposits less than $100,000	250	(1,952)	(1,702)	(807)	(934)	(1,741)	(1,246)	(665)	(1,911)
Time deposits greater than or
equal to $100,000	(501)	145	(356)	74	107	181	228	(20)	208
Borrowings	400	(248)	152	(30)	(915)	(945)	551	(2,887)	(2,336)
Total interest expense	972	(2,266)	(1,294)	(120)	(1,720)	(1,840)	(328)	(3,568)	(3,896)

Net interest income (Increase/
(decrease)(taxable equivalent basis)	$6,926	$219	7,145	$3,785	$744	4,529	$2,614	$3,280	5,894

Less:
Taxable-equivalent adjustment			199			507			285
Net interest income (Increase/
(decrease)			$6,946			$4,022			$5,609

LIQUIDITY

Market and public confidence in the Company’s financial strength and in the strength of financial institutions in general will largely determine the Company’s access to appropriate levels of liquidity. This confidence depends significantly on the Company’s ability to maintain sound asset quality and appropriate levels of capital resources.  The term “liquidity” refers to the Company’s ability to generate adequate amounts of cash to meet current needs for funding loan originations, deposit withdrawals, maturities of borrowings and operating expenses.  Management measures the Bank’s liquidity position by giving consideration to both on and off-balance sheet sources of, and demands for, funds on a daily and weekly basis.

Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold and investment securities classified as available for sale) comprised 17.4%, 17.2% and 18.9% of total assets at March 31, 2016 and December 31, 2015 and 2014, respectively.

The Bank has seen a net reduction in wholesale funding, maintaining liquidity sufficient to fund new loan demand and to reduce part of its wholesale funding.  When the need arises, the Bank has the ability to sell securities classified as available for sale, sell loan participations to other banks, or to borrow funds as necessary.  The Bank has established credit lines with other financial institutions to purchase up to $102.5 million in federal funds but had no such borrowings outstanding at March 31, 2016 or December 31, 2015.  Also, as a member of the FHLB, the Bank may obtain advances of up to 30% of assets, subject to our available collateral. The Bank had an available borrowing line at March 31, 2016 of $326.5 million at the FHLB, secured by qualifying loans.   As of that date, the Bank had $142.5 million outstanding on the line and available borrowing capacity of $184.0 million.  In addition, the Bank may borrow up to $134.5 million at the Federal Reserve discount window and has pledged loans for that purpose. As another source of short-term borrowings, the Bank also utilizes securities sold under agreements to repurchase.  At March 31, 2016, borrowings of securities sold under agreements to repurchase were $24.5 million.

At March 31, 2016, the Bank had undisbursed lines of credit of $191.9 million and letters of credit of $3.9 million. At December 31, 2015, the Bank had undisbursed lines of credit of $163.5 million and letters of credit of $3.2 million. At December 31, 2014, the Bank had undisbursed lines of credit of $128.8 million and letters of credit of $3.2 million.

Total deposits were $1.05 billion, $982.8 million and $883.6 million at March 31, 2016 and December 31, 2015 and 2014, respectively. Time deposits, which are the only deposit accounts that have stated maturity dates, are generally considered to be rate sensitive.  Time deposits represented 24.5%, 32.5% and 44.0% of total deposits at March 31, 2016 and December 31, 2015 and 2014, respectively. Time deposits of $100,000 or more represented 5.9%, 8.6% and 10.7%, respectively, of the total deposits at March 31, 2016 and December 31, 2015 and 2014. While competitive rates will need to be paid to retain these deposits at their maturities, there are other subjective factors that will contribute significantly to their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management believes that current sources of funds provide adequate liquidity for the Bank’s current cash flow needs. The Bank’s parent company maintains minimal cash balances. Management believes that the current cash balances plus taxes receivable will provide adequate liquidity for the Company’s current cash flow needs.

CAPITAL

Our management seeks to maintain adequate capital to support anticipated asset growth, operating needs and unexpected risks, and to ensure that we and the Bank are in compliance with all current and anticipated regulatory capital guidelines. Our primary sources of new capital include retained earnings and proceeds from the sale and issuance of capital stock or other securities.

In July 2013, the Federal Reserve and the FDIC adopted a final rule that implemented the Basel III changes to the international regulatory capital framework, referred to as the “Basel III Rules.” The Basel III Rules apply to both depository institutions and their holding companies. The Basel III Rules, which became effective for both the Company and the Bank on January 1, 2015, include new risk-based and leverage capital ratio requirements which refined the definition of what constitutes “capital” for purposes of calculating those ratios. The minimum capital level requirements applicable to the Company and the Bank under the Basel III Rules are: (i) a common equity Tier 1 risk-based capital ratio of 4.5 percent; (ii) a Tier 1 risk-based capital ratio of 6 percent; (iii) a total risk-based capital ratio of 8 percent; and (iv) a Tier 1 leverage ratio of 4 percent for all institutions. Common equity Tier 1 capital consists of retained earnings and common stock instruments, subject to certain adjustments.

The Basel III Rules also establish a “capital conservation buffer” of 2.5 percent above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, result in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0 percent, (ii) a Tier 1 risk-based capital ratio of 8.5 percent, and (iii) a total risk-based capital ratio of 10.5 percent. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625 percent of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution will be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffer amount.

The Basel III Rules also revised the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including the Bank, if their capital levels do not meet certain thresholds. The prompt corrective action rules were modified to include a common equity Tier 1 capital component and to increase certain other capital requirements for the various thresholds. For example, under the proposed prompt corrective action rules, insured depository institutions will be required to meet the following capital levels in order to qualify as “well capitalized:” (i) a common equity Tier 1 risk-based capital ratio of 6.5 percent; (ii) a Tier 1 risk-based capital ratio of 8 percent; (iii) a total risk-based capital ratio of 10 percent; and (iv) a Tier 1 leverage ratio of 5 percent. The Basel III Rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn affect the calculation of risk based ratios.

If the Bank fails to meet the requirements for a “well capitalized” bank, it could increase the regulatory scrutiny on the Bank and the Company. In addition, the Bank would not be able to renew or accept brokered deposits without prior regulatory approval and the Bank would not be able to offer interest rates on its deposit accounts that are significantly higher than the average rates in the Bank’s market area. As a result, it would be more difficult to attract new deposits and retain or increase existing, non-brokered deposits. If the Bank is prohibited from renewing or accepting brokered deposits and is unable to attract new deposits, our liquidity and our ability to fund our loan portfolio may be adversely affected. In addition, we would be required to pay higher insurance premiums to the FDIC, which would reduce our earnings.

 Regulatory capital ratios for the Bank exceeded minimum federal regulatory guidelines for a well-capitalized depository institution as of March 31, 2016 and December 31, 2015, 2014 and 2013. Please see Note 5 to the unaudited consolidated financial satements and Note 13 to the audited consolidated financial statements for further information.   The Company’s and the Bank’s capital ratios as of March 31, 2016 and December 31, 2015, 2014 and 2013 are presented in the table below.

On May 18, 2004, the Company privately issued trust preferred securities having an aggregate liquidation amount of $10.0 million through Paragon Commercial Capital Trust I.  On May 30, 2006, we privately issued additional floating rate trust preferred securities having an aggregate liquidation amount of $8.0 million through Paragon Commercial Capital Trust II.  The proceeds provided additional capital for the expansion of the Bank. Under the current applicable regulatory guidelines, all of the trust preferred securities qualify as Tier 1 capital. Management expects that the Company and the Bank will continue to be in compliance with applicable regulatory capital requirements, although there can be no assurance that additional capital will not be required in the future.

	Minimum Ratio to be “Well Capitalized” Under Prompt Corrective Action	Minimum for Capital Adequacy	As of March 31,	As of December 31,
	Provisions(1)	Purposes	2016	2015	2014	2013
The Company:
Common equity Tier 1	N/A	5.125%	8.91%	8.92%	N/A	N/A
Total risk-based capital ratio	N/A	8.625%	11.20%	11.21%	12.38%	13.90%
Tier 1 risk-based capital ratio	N/A	6.625%	10.50%	10.51%	11.58%	11.50%
Tier 1 leverage ratio	N/A	4.625%	8.88%	8.66%	9.02%	9.10%
Tangible equity to tangible assets ratio	N/A	N/A	7.47%	7.48%	7.52%	7.49%
Tangible equity to risk-weighted assets ratio	N/A	N/A	8.83%	8.90%	9.71%	9.68%

Paragon Bank:
Common equity Tier 1	7.125%	5.125%	10.78%	10.90%	N/A	N/A
Total risk-based capital ratio	10.625%	8.625%	11.48%	11.59%	13.10%	15.00%
Tier 1 risk-based capital ratio	8.625%	6.625%	10.78%	10.90%	12.30%	12.60%
Tier 1 leverage ratio	5.625%	4.625%	9.27%	9.15%	9.61%	9.90%

    (1) Prompt corrective action provisions are not applicable at the bank holding company level.

ASSET/LIABILITY MANAGEMENT

Management and the board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment/replacement of asset and liability cash flows.

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing earnings and preserving adequate levels of liquidity and capital. The asset and liability management function is under the guidance of the Management Asset Liability Committee (“Management ALCO”) with direction of the Board of Directors Asset/Liability Committee (“Board ALCO”).  Management ALCO meets monthly to review, among other things, funding uses and sources, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and rates. Board ALCO meets quarterly and also reviews the liquidity, capital, deposit mix, loan mix and investment positions of the Company. In addition, Board ALCO reviews modeling performed by a third party of the impact on net interest income and economic value of equity of rate changes in various scenarios as well as the impact of strategies put into place to mitigate interest rate risk.  Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income.

Our interest rate risk model indicated that the Company was liability sensitive in terms of interest rate sensitivity at both February 29, 2016 and November 30, 2015. During 2015, we slightly increased our liability sensitivity as a result of moving our balance sheet mix toward more fixed rate loans, even after shortening the duration of the investment portfolio. The table below illustrates the impact in year one of an immediate and sustained 200 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model at February 29, 2016, November 30, 2015 and 2014:

Hypothetical	% change in projected
shift in interest	net interest income
rates (in bps)	February 29, 2016	November 30, 2015	November 30, 2014
200	-4.24%	-2.39%	-1.11%
(100)	0.33%	0.75%	2.14%

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

As part of the asset/liability management strategy to manage primary market risk exposures expected to be in effect in future reporting periods, management has emphasized the origination of shorter duration loans as well as variable rate loans to limit our exposure to increasing rates. Our strategy with respect to liabilities has been to limit our exposure to increasing rates by increasing funding from transaction accounts, particularly non-interest or low interest bearing non-maturing deposit accounts which are less sensitive to changes in interest rates. In response to this strategy, non-maturing deposit accounts have grown $127.7 million or 19.3% during the first quarter of 2016 and $168.3 million or 34.0% during 2015, and totaled 75.5% of total deposits at March 31, 2016 compared to 67.5% and 56.0% at December 31, 2015 and 2014, respectively. We decreased time deposits by $69.1 million or 17.8% during the year ended December 31, 2015 and an additional $63.4 million or 19.8% during the first quarter of 2016.  We intend to continue to focus on our strategy of increasing non-interest or low-cost interest bearing non-maturing deposit accounts.

The analysis of an institution’s interest rate gap (the difference between the re-pricing of interest-earning assets and interest-bearing liabilities during a given period of time) is also a standard tool for the measurement of exposure to interest rate risk. The following tables set forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 2016 and December 31, 2015 which are projected to re-price or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which re-price or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate re-pricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans. The interest rate sensitivity of the Company’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Re-pricing at March 31, 2016
		More Than	More Than
	1 Year	1 Year to	3 Years to	More Than
(in thousands)	or Less	3 Years	5 Years	5 Years	Total
Interest-earning assets:
Loans	$325,711	$158,759	$299,065	$261,446	$1,044,981
Securities, available for sale	-	-	1,823	180,334	182,157
Interest-earning deposits in other banks	22,884	-	-	-	22,884
Stock in the Federal Home Loan Bank of
Atlanta	7,232	-	-	-	7,232
Total interest-earning assets:	$355,827	$158,759	$300,888	$441,780	$1,257,254

Interest-bearing liabilities:
Deposits:
Interest-bearing checking accounts	$166,556	$-	$-	$-	$166,556
Money markets	624,199	-	-	-	624,199
Time deposits	183,705	65,365	7,308	-	256,378
Repurchase agreements and federal funds	24,494	-	-	-	24,494
Short term debt	142,500	-	-	-	142,500
Long term debt	-	4,173	-	18,558	22,731
Total interest-bearing liabilities:	$1,141,454	$69,538	$7,308	$18,558	$1,236,858

Interest sensitivity gap per period	$(785,627)	$89,221	$293,580	$423,222	$20,396

Cumulative interest sensitivity gap	$(785,627)	$(696,406)	$(402,826)	$20,396	$20,396

Cumulative gap as a percentage of total interest-earning assets	-62.49%	-55.39%	-32.04%	1.62%	1.62%

Cumulative interest-earning assets as a percentage of interest-bearing liabilities	31.17%	42.49%	66.94%	101.65%	101.65%

	Terms to Re-pricing at December 31, 2015
		More Than	More Than
	1 Year	1 Year to	3 Years to	More Than
(in thousands)	or Less	3 Years	5 Years	5 Years	Total
Interest-earning assets:
Loans	$329,747	$151,167	$293,643	$241,599	$1,016,156
Securities, available for sale	1,810	-	1,786	165,300	168,896
Interest-earning deposits in other banks	30,993	-	-	-	30,993
Stock in the Federal Home Loan Bank of
Atlanta	8,061	-	-	-	8,061
Total interest-earning assets:	$370,611	$151,167	$295,429	$406,899	$1,224,106

Interest-bearing liabilities:
Deposits:
Interest-bearing checking accounts	$158,974	$-	$-	$-	$158,974
Money markets	504,092	-	-	-	504,092
Time deposits	257,883	57,170	4,728	-	319,781
Repurchase agreements and federal funds	30,580	-	-	-	30,580
Short term debt	165,000	-	-	-	165,000
Long term debt	-	4,800	-	18,558	23,358
Total interest-bearing liabilities:	$1,116,529	$61,970	$4,728	$18,558	$1,201,785

Interest sensitivity gap per period	$(745,918)	$89,197	$290,701	$388,341	$22,321

Cumulative interest sensitivity gap	$(745,918)	$(656,721)	$(366,020)	$22,321	$22,321

Cumulative gap as a percentage of total interest-earning assets	-60.94%	-53.65%	-29.90%	1.82%	1.82%

Cumulative interest-earning assets as a percentage of interest-bearing liabilities	33.19%	44.27%	69.07%	101.86%	101.86%

CRITICAL ACCOUNTING POLICIES

A critical accounting policy is one that is both very important to the presentation of the Company's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain.  The following is a summary of the Company’s most complex and judgmental accounting policies: the allowance for loan losses and deferred tax asset.

Asset Quality and the Allowance for Loan Losses

The financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on a non-accrual basis.  Loans are placed on a non-accrual basis when there are serious doubts about the collectability of principal or interest.  Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected.  Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or which the deferral of interest or principal have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur.  Please see “Past Due Loans and Nonperforming Assets” beginning on page  53 for a discussion on past due loans, non-performing assets and other impaired loans.

The allowance for loan losses is maintained at a level considered appropriate in light of the risk inherent within the Company’s loan portfolio, based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. Additional information regarding the Company’s allowance for loan losses and loan loss experience are presented above in the discussion of the allowance for loan losses and in Note 4 to the accompanying audited consolidated financial statements.

Allowance for Loan Losses

The allowance for loan losses (“ALL”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to provide for losses that are inherent in the portfolio. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the ALL.

The Company conducts an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with the identification of problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, a specific reserve may be established based on the Company’s calculation of the loss embedded in the individual loan. In addition to specific reserves on impaired loans, the Company has a nine point grading system for each non-homogeneous loan in the portfolio to reflect the risk characteristic of the loan. The loans identified and measured for impairment are segregated from risk-rated loans within the portfolio. Loans are then grouped by loan type and by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions and overall portfolio quality including delinquency rates and concentrations. The ALL is an accounting estimate and as such there is uncertainty associated with the estimate due to the level of subjectivity and judgment inherent in performing the calculation. Management’s evaluation of the ALL also includes consideration of existing general economic and business conditions affecting the key lending areas of the Bank, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Bank's outsourced loan review consultants. The total of specific reserves required for impaired classified loans and the calculated reserves comprise the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management’s policy is generally to evaluate only those loans greater than $500,000 for impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including the performance of the Company’s loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Deferred Tax Asset

Deferred tax assets and liabilities are recognized for the estimated future tax benefits or consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

The Company had $4.3 million and $4.1 million in net deferred tax assets at March 31, 2016 and December 31, 2015, respectively. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized. All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized. Our forecast process includes judgmental and quantitative elements that may be subject to significant change. If our forecast of taxable income within the carryforward periods available under applicable law and prudent tax planning strategies are not sufficient to cover the amount of net deferred tax assets, such assets may be impaired. Based on our analysis of both positive and negative evidence we concluded there were no valuation allowances with respect to the deferred tax assets at March 31, 2016 and December 31, 2015 and 2014.

OFF-BALANCE SHEET ARRANGEMENTS

Information about the Company’s off-balance sheet risk exposure is presented in Note 14 to the Company’s audited consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Company’s audited consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

IMPACT OF INFLATION AND CHANGING PRICES

A commercial bank has an asset and liability make-up that is distinctly different from that of a company with substantial investments in plant and inventory because the major portions of a commercial bank’s assets are monetary in nature. As a result, a bank’s performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows.  In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows.

The following table reflects contractual obligations of the Company outstanding as of March 31, 2016 and December 31, 2015.

	Payments Due by Period as of March 31, 2016
		On Demand
		Or Within			After
(in thousands)	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
Short term debt	$142,500	$142,500	$-	$-	$-
Long term debt	22,731	2,575	1,598	-	18,558
Lease obligations	6,136	569	1,016	330	4,221
Deposits	1,047,133	974,460	65,365	7,308	-
Total contractual cash obligations	$1,218,500	$1,120,104	$67,979	$7,638	$22,779

	Payments Due by Period as of December 31, 2015
		On Demand
		Or Within			After
(in thousands)	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
Short term debt	$165,000	$165,000	$-	$-	$-
Long term debt	23,358	2,547	2,253	-	18,558
Lease obligations	6,299	605	1,038	396	4,260
Deposits	982,847	920,949	57,170	4,728	-
Total contractual cash obligations	$1,177,504	$1,089,101	$60,461	$5,124	$22,818

The following table reflects other commitments outstanding as of March 31, 2016 and December 31, 2015.

	Amount of Commitment Expiration Per Period as of March 31, 2016
		On Demand
		Or Within			After
(in thousands)	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
Undisbursed home equity credit lines	$37,241	$395	$749	$615	$35,482
Other commitments and credit lines	122,751	81,439	17,061	14,298	9,953
Un-disbursed portion of constructions loans	31,926	24,639	3,509	1,007	2,771
Letters of credit	3,903	3,637	198	68	-
Total contractual cash obligations	$195,821	$110,110	$21,517	$15,988	$48,206

	Amount of Commitment Expiration Per Period as of December 31, 2015
		On Demand
		Or Within			After
(in thousands)	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
Undisbursed home equity credit lines	$31,632	$361	$728	$465	$30,078
Other commitments and credit lines	103,959	61,849	17,098	14,218	10,794
Un-disbursed portion of constructions loans	27,981	22,981	1,287	2,282	1,431
Letters of credit	3,190	2,960	228	2	-
Total contractual cash obligations	$166,762	$88,151	$19,341	$16,967	$42,303

In addition, the Company has legally binding delayed equity commitments to private investment funds.  These commitments are not expected to called, and therefore, are not reflected in the financial statements.  The amount of these commitments at March 31, 2016, December 31, 2015 and 2014 was $1.4 million, $1.4 million and $650,000, respectively.

BUSINESS

A Professional, Profitable Business Strategy

We were formed with the goal of filling what we believe is an unmet demand in our markets: delivering the commercial and private banking expertise and professionalism of a large bank with the responsive, personalized service of a community bank.  We offer the client experience of a private bank for businesses and individuals through highly talented and experienced employees at carefully selected, professional office locations.  Our combination of efficient staffing and a limited number of professional offices helps us drive profitability and create stockholder value, including by operating more efficiently than many of our peer institutions.

As of March 31, 2016 we had net loans of $1.04 billion, total deposits of $1.05 billion, stockholders’ equity of $100.2 million and total assets of $1.34 billion.  For the quarter ended March 31, 2016, we generated net income of $2.8 million, earnings per diluted common share of $0.62, a tax equivalent net interest margin of 3.51% and an efficiency ratio of 58.69%. For the year ended December 31, 2015, we generated net income of $11.2 million, earnings per diluted common share of $2.47, a tax equivalent net interest margin of 3.51% and an efficiency ratio of 56.64%.

Our History

We are a North Carolina corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended, and headquartered in Raleigh, North Carolina.   Founded as North Carolina's sole business-only bank, we began operations in 1999  as Paragon Commercial Bank to serve the financial needs of commercial clients, professional service firms, their owners and other targeted clients with a superior client experience delivered from a single office.  In 2001 we formed Paragon Commercial Corporation as the Bank’s holding company, in 2006 we expanded to the Charlotte, North Carolina market and opened our second office, and in 2014 we opened our third office in Cary, North Carolina.  We discuss our markets in more detail below.

Our commitment to our professional, profitable business strategy has driven the development of our strong banking brand in our market areas and supported our increased focus on offering banking products and services to the principals of our core business clients.

Our Strategy

We combine large bank sophistication and relationship banking.

Our target clients value professional delivery of sophisticated banking products and services.  We compete in our markets for these target clients with a wide variety of banking organizations.  At one end of the marketplace spectrum are large, national and super-regional financial institutions. These organizations provide expertise and consistency of service across geographic markets, but often fall short with their responsiveness and level of personalized service. At the other end of the marketplace spectrum are small, community banks that excel at responsiveness and personalized service, but which lack the resources and expertise of the large national and super-regional banks.  Since our founding, our goal has been to provide the best attributes of large and small financial institutions to our target clients.

We target profitable banking clients that value professional, personalized service.

We target clients with significant banking needs that value professionalism and personalized service, including companies with annual revenues from $5 million to $75 million; professional service firms such as attorneys, health care providers, and accountants, trade associations, nonprofit organizations; and high net worth individuals. Our focus on high net worth individuals, including the principals that own or manage our key target business clients, has increased in recent periods. These groups typically have substantial banking needs that are best addressed by the professional and sophisticated approach to banking that larger financial institutions typically offer.  However, many of these types of banking clients often prefer the “relationship banking” approach of a community bank.  We believe our target clients are underserved by both the national and super-regional financial institutions and the small community banks.  Our target clients seek bankers that can serve as their trusted advisors.

Our target clients are typically more mature businesses, larger nonprofits, and wealthier individuals.  As a community bank operating with a private banking model, we believe that these clients are more profitable than smaller businesses and a mass market retail approach.  Our target clients have significant banking needs: larger balances of deposits and / or larger credit needs, which allows us to put greater emphasis on a smaller number of relationships.  We also believe that more mature businesses with revenues over $5 million and wealthier individuals present better credit risks than other types of customers.

We seek to deliver an “extraordinary client experience” through the ambiance of a private banking environment.   We have a committee staffed by a member of every department that collaborates to identify opportunities for Paragon to make our client experience as rewarding and convenient as possible for our clients.  We recognize and reward employees of all departments for outstanding service.

We empower our employees to deliver a high quality, high value and efficient banking experience to our clients and to serve as trusted advisors.  Our CDOs are key to our unique model for delivering banking products and services.

We tailor our services to be convenient to and meet the specialized needs of commercial and private banking clients.  Our employees are the foundation to our tailored approach.  We maintain very good relations with our employees, have experienced very low employee turnover since our founding, and in 2015 the American Banker ranked us number six on its list of “Best Banks to Work For.”

Our CDOs are talented, experienced bankers responsible for relationships with our clients and are critical to how we deliver banking products and services to our clients.  Each of our CDOs develops a “portfolio” of clients and uses their depth of market and banking knowledge to serve as a key point of contact for clients in his or her portfolio.  Our CDOs are supported by a team of professionals with account service, credit and treasury expertise.  This structure deepens the client relationships and enables each CDO to serve as a trusted advisor to our clients within their portfolios.  We believe our clients value this combination of professional expertise and service and a stable banking relationship.

We hire CDOs who are highly talented bankers with significant experience in our markets.

We are highly selective in hiring CDOs and seek to hire CDOs with strong banking skills and the desire to provide extraordinary client service.  We identify a large portion of our CDOs by observing talented bankers at other institutions within our markets and attracting them to our organization.  We believe these talented and experienced bankers, if they join our banking team as a CDO, will be very effective in serving as their clients’ key point of contact.  In addition to market sales and client service experience, our ideal CDO candidates also possess the credit underwriting expertise and business acumen to enable them to serve as advisors to our clients.  Our executive management team participates in interviews and hiring decisions for every CDO.

We have developed a strong sales culture throughout our organization and we incentivize employees (including CDOs) to reach banking outcomes that are beneficial for our clients and for us.

We emphasize a strong sales culture throughout our organization and we use a “top-down” approach for demonstrating our commitment to this culture.  We provide high quality sales training conducted by leading firms for our CDOs on a regular basis.  Members of our board of directors, as well as members of our three local advisory boards, actively develop business and serve as our ambassadors in their communities.  Our market presidents serve as the leaders of our sales teams and set goals for loan and deposit growth.  Our management measures our performance based on an analysis of referral and sales metrics, which includes an emphasis on internal referrals that encourage our clients to take advantage of all the products and services we offer.  We believe that our strong internal referral culture creates an environment rewarding to our employees and a better banking experience for our clients.  We incentivize our CDOs through a qualitative and quantitative incentive program by setting high, but attainable production goals, providing significant resources for the CDOs to use in meeting these goals, and appropriately rewarding our CDOs for success.  These incentives focus our CDOs on developing strong client relationships and generating business.

We believe we can efficiently execute our strategy and meet the needs of our key banking clients.

We operate as a commercial and private bank, as opposed to a retail bank, with targeted, highly professional offices in our markets, rather than a broad network of branch offices.   We do not have drive-through windows or automated teller machines (ATMs). We offer courier services, online banking and remote deposit capture to extend the reach of our offices.  We believe that our offices and auxiliary services provide a professional banking experience that is appealing to sophisticated clients, without the costs associated with maintaining the wide branch network that is traditionally associated with community banks of our size.  Operating with fewer branches allows us to also operate with fewer employees, which contributes to our efficiency and profitability.  At December 31, 2015, we had a ratio of $9.4 million of assets per full-time equivalent employee versus a median ratio of $4.4 million of assets per full-time equivalent employee for peer institutions.

We have increased the funding provided by our local deposits.

Our CDOs have significant responsibility for our success in deposit gathering.  Some of our CDOs are primarily focused on deposit gathering initiatives and call on clients and potential clients that may not have significant lending needs, but are valuable sources of core deposits.  In addition to our commercial, professional, and high net worth clients, we specifically target niche deposit clients including title companies, property management firms, nonprofit organizations, and trade associations.  We have increased our focus on local funding in recent years, and we have grown local funding at a rate which has significantly outpaced our strong loan growth.  From December 31, 2010 to March 31, 2016 we have grown our local deposits and client repurchase agreements by $506.9 million, or 112.3%, from $451.3 million to $958.3 million.

As a result of our strong loan and core deposit growth, we have improved our net interest margin, which has contributed to the increased profitability of our Company. Our net interest margin has increased in each successive year from 2011 to 2015, and we recorded a tax-equivalent net interest margin of 3.51% for the year ended December 31, 2015 versus 2.60% for the year ended December 31, 2011. Our tax-equivalent net interest margin remained at 3.51% for the three months ended March 31, 2016. Peer institutions, on the other hand, have recorded shrinking net interest margins with a median tax-equivalent net interest margin of 3.83% for the year ended December 31, 2011 and 3.73% for the year ended December 31, 2015.  For the three months ended March 31, 2016, peer institutions achieved a median tax-equivalent net interest margin of 3.72%.(2)

2 Please refer to footnote 1 on page 3 for the definition of “peer institutions.”

We have significant growth opportunities in our current markets.

Our growth strategy centers on growing loans, deposits and banking relationships in our existing markets.  Based on deposit market share data as of June 30, 2015 (the most recent date for which such information is available), we maintained market shares of approximately 3.1% and 0.1% in the Raleigh market area and the Charlotte market area, respectively. Based on our market share and other market data, we believe we have substantial opportunities in the Raleigh and Charlotte market areas to grow organically or to grow through targeted expansion of our branch network.  We believe that our investments in technology and systems and our highly-skilled employees create a corporate infrastructure with capacity to support continued growth.

We also periodically consider the measured expansion of our franchise through entry into new markets, including through the recruitment of seasoned personnel with ties to their market area or potentially through targeted acquisitions.

We focus on maintaining strong asset quality.

Achieving strong asset quality through our business strategy is one of our most important operating objectives.  Our business strategy places an emphasis on larger, more seasoned commercial borrowers, whom we believe present lower risks of default.  Our credit approval processes give our CDOs responsibility for the initial underwriting of loans to customers in their portfolio in order to capitalize on our CDOs’ knowledge of their customers’ businesses. Our CDOs do not have authority to make loans over $100,000 without approval, and in order to ensure that the sales teams are not conflicted between growth and profitability, credit administration and executive management are responsible for loan and deposit pricing, respectively.  Loan commitments are approved by credit administration which may include loan committees at various levels within our bank, depending on the loan’s size, total relationship exposure and other characteristics.  Our credit culture and these processes drive our asset quality success; at March 31, 2016, loans past due 30 days or more totaled $127,000 or 0.01% of loans, nonperforming assets to total assets of 0.43%, and $487,000 of nonperforming loans.

We focus on creating stockholder value.

We believe that our business model allows us to create significant value for our stockholders.  We operate with significantly fewer employees and a much smaller branch network than other banks our size (based on total assets), which results in much lower operating expenses.  In 2015, our efficiency ratio (total non-interest expense divided by the sum of net interest income and non-interest income) was 56.64%, compared to 70.31% for a group of our peer institutions.  That same ratio for the three-month period ended March 31, 2016 was 58.69%.  We have used our strong sales culture to capitalize on significant growth opportunities in our existing markets in recent periods.  In 2015 we grew loans by $147.8 million, or 17.0%, and sold participations for an additional $29.1 million in loans.  We also grew client deposits by $178.3 million, or 26.7%, in 2015.  This loan and deposit growth increased our 2015 net income by $3.3 million, or 41.1%, compared to 2014.  The combination of lower operating expenses and strong growth drove our 2015 return on assets of 0.87% and return on equity of 12.20%.  For the first quarter of 2016 we grew loans by $28.8 million, or an annualized rate of 11.2%.  We also grew client deposits by $110.9 million, or an annualized rate of 52.4%, in the same period of 2016. We believe that we will continue to have similar growth opportunities during 2016 and beyond, and we expect that capitalizing on these growth opportunities would increase our profitability and enhance stockholder value.  We intend to use a portion of the proceeds of this offering to support our continued growth.

Our focus on the Raleigh-Durham and Charlotte market areas creates significant franchise value.

We believe that our focus on North Carolina’s two largest banking markets and the consolidation within the North Carolina banking industry creates significant franchise value.  We are the only bank that focuses almost solely on the Raleigh-Durham and Charlotte market areas.   There has been significant consolidation among banks in North Carolina.  As of December 31, 2009, there were 102 banks headquartered in North Carolina, but that number has shrunk to only 62 as of March 31, 2016.  We think that the combination of our focus on attractive markets and the relative scarcity of North Carolina-based banks created by consolidation continues to enhance our franchise value.

Our Challenges

Our ability to execute our strategy, the success of our business, and our ability to achieve further growth is subject to numerous risks and uncertainties.  You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” prior to making an investment in our common stock.  These risks include, among others:

●	increased loan delinquencies and credit losses;

●
an adverse impact on our access to liquidity caused by a decrease in the level of our business activity due to a market downturn, our lack of access to a traditional branch network, the loss of one or more of our larger deposit relationships, and adverse regulatory action against us;

●	failure to continue to increase our volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks of our growth strategy;

●	loss of customers in the event one of our CDOs with extensive and deep client relationships were to leave our employ;

●	changes in the interest rate environment resulting in a reduction in our net interest income;

●	a cyber attack or other failure, interruption, or breach in the security or operational integrity of our computer systems and networks; and

●	our business concentration in North Carolina, which may magnify the consequences of a local or regional economic downturn.

Attractive, Growing Markets

We serve the Raleigh, North Carolina market and surrounding areas, including the Research Triangle Park, Durham and Chapel Hill, from our headquarters in Raleigh.  In 2006 we expanded to Charlotte, North Carolina and in 2014 we established a full service office in Cary, North Carolina.  We believe that these markets have a combination of scale and attractive demographics to provide significant growth opportunities, while being small enough for our Company to establish a well-known brand.

The Raleigh-Durham market area is composed of two metropolitan statistical areas, or MSAs, the Raleigh MSA and the Durham-Chapel Hill MSA, with a combined population of over 2.0 million.  Raleigh is the capital of North Carolina and the market area is home to numerous universities and colleges, including the University of North Carolina at Chapel Hill, North Carolina State University and Duke University.  This market area has a diverse economy centered on state government, education, the technology industry, the medical and pharmaceuticals sectors, professional service firms and the many businesses that support these enterprises.

According to U.S. Census bureau statistics, the Raleigh MSA had the 2nd highest population growth rate of any of the top 50 MSAs from 2000 to 2010.  Over the next five years, the Raleigh MSA is projected to achieve population growth of 8.2%, the 3rd highest of all MSAs nationwide with a population of at least 1,000,000 and 1st highest of all MSAs in the Southeast with a population of at least 1,000,000. The Raleigh MSA’s projected population growth also compares well to that for the state of North Carolina (4.9%), Southeast (4.5%), and United States (3.7%).  Raleigh’s growth is in part supported by STEM-related job growth (science, technology, engineering and mathematics). According to Forbes, a study by the Praxis Strategy Group concluded that the Raleigh MSA experienced a 39% increase in STEM-related jobs from 2004 to 2014—the fastest growth in the nation. Raleigh has experienced the benefits of such growth in STEM and other sectors with median household income of approximately $65,000 in 2016. This is well above the median household income for the state of North Carolina (~$48,000), Southeast (~$49,000) and United States (~$56,000).

Two other specific markets important to our Company’s growth prospects include the Durham-Chapel Hill MSA and the city of Cary, an important Raleigh sub-market.  The Durham-Chapel Hill MSA is adjacent to the Raleigh MSA and part of the greater Raleigh-Durham-Chapel Hill market area. It is projected to achieve population growth of 6.7% over the next five years, and its 2016 median household income is approximately $57,000.  Cary, in which we opened an office in 2014, grew from a population of 21,958 in 1980 to 159,769 in 2015 based on U.S. Census Bureau statistics. This equates to a cumulative annual growth rate of 5.8%, and Cary is now the 7th largest city in the state of North Carolina.

Raleigh and the greater Raleigh-Durham-Chapel Hill area have received numerous accolades in recent years, including a consistent ranking among the most educated cities in America. The Raleigh-Durham-Chapel Hill combined statistical area recently ranked number two among cities creating the most tech jobs (Forbes, 2015). Raleigh has also been ranked the number two city for businesses and careers by Forbes (2015). Both Raleigh and Cary have been ranked among the top places to live in the United States by Money magazine. Raleigh was also rated as the top American city to live in by businessweek.com.

Charlotte is the largest city in North or South Carolina and anchors a metropolitan statistical area with a total population in excess of 2.4 million. According to the U.S. Census Bureau, Charlotte’s population has increased over 40% since 2000, with the population of Mecklenburg County (the home of Charlotte) increasing by an even greater percentage during the same period. Over the next five years, the Charlotte MSA is projected to achieve population growth of 7.0%, the 9th highest of all MSAs nationwide with a population of at least 1,000,000 and 3rd highest of all MSAs in the Southeast with a population of at least 1,000,000.  2016 median household income for the Charlotte MSA—approximately $55,000—is projected to increase by 9.3% over the next five years. This ranks Charlotte well ahead of the state of North Carolina, Southeast and United States, which have projected median household income growth of 6.2%, 6.1% and 7.8%, respectively. According to the Charlotte Chamber of Commerce, home sales increased 8.8% and the average closing price increased 5.1% in Mecklenburg County during 2015 compared to 2014. Charlotte is home to seven Fortune 500 companies, including the nation’s second largest commercial bank. Charlotte also has concentrations in the transportation, utilities, education, professional services and construction sectors. During 2015, the strongest job growth in Mecklenburg County was achieved by the finance and insurance, professional and technical services, and manufacturing sectors according to the Charlotte Chamber of Commerce. Those three sectors represented approximately 57% of Mecklenburg County’s total job growth in 2015.

Charlotte is often included in rankings of metropolitan areas for business, including a number nine ranking by Business Facilities in its list of “Best Business Tax Climate” and in the top 10 for Top Financial Centers, and a number three ranking by Southern Business & Development for “Major Market of the Year”. The Charlotte Chamber of Commerce reports that Charlotte is in one of the fastest growing metro areas by Gross Domestic Product, ranking sixth in its 2015 report.

Lending Activities

General.  We provide a wide range of short- to medium-term commercial, construction, mortgage, and personal loans, both secured and unsecured.  In general, our loans are adequately secured by collateral located in one of our markets with sufficient borrower equity and terms structured to match the purpose of the loan proceeds and the frequency of the primary source of repayment of the borrowers.  As of March 31, 2016, 96.6% of our overall loan portfolio was secured by collateral. Management focuses on the borrower’s ability to repay, normally measured as the cash flow generated from the borrower’s operations.  In underwriting credits, management views collateral as a secondary or tertiary source of repayment.  We have traditionally carried a large percentage of variable rate loans in our portfolio.  Variable rate loans accounted for 31.5% of the loan balances outstanding as of March 31, 2016 while fixed rate loans accounted for 68.5% of the balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations.  Generally, these guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations.  All loans or credit lines are subject to approval procedures and amount limitations.  These limitations apply to the borrower’s total outstanding indebtedness to us, including that of any guarantors.  The policies are reviewed and approved at least annually by our board of directors.  We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal personnel and outside professionals experienced in loan review work.

Commercial Loans.  Commercial business lending is a primary focus of our lending activities. As of March 31, 2016, our commercial loan portfolio totaled $153.2 million. Commercial loans include secured loans for working capital, expansion and other business purposes.  Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment.  Our underwriting requirements for operating loans focus primarily on the conversion of the borrower’s working capital assets to cash and secondarily on the cash flow generated from operations.  Loan amounts are determined through industry-accepted margins on the borrower’s working capital assets and the length of payment recovery in the borrower’s business cycle.  We require personal guarantees and secondary sources of repayment for commercial loans.

We also finance the intermediate assets of most businesses.  Terms for loans of this nature are matched with the useful economic life of the asset.  Advance rates are based on industry accepted collateral margins and are normally 50% to 85% of purchase cost or appraised value.

Commercial Real Estate Loans.  Aggregate commercial real estate loan balances outstanding as of March 31, 2016 equaled $553.6 million, or 53.0% of our total loan portfolio.  Loan amounts within this category average approximately $1.02 million.  This lending involves loans secured by multifamily residential units, income-producing properties, owner-occupied commercial properties and land loans where the global cash flow of the principals is sufficient to service the credits.  Loan amounts generally conform to the regulatory loan-to-value guidelines and amortizations match the economic life of the collateral.  The majority of our loans are variable rate loans with five-year terms.

Loans secured by income-producing properties generally contain more risk than owner-occupied real estate, including one-to-four family residences.  We normally view real estate as the secondary source of repayment; however, an income-producing property’s value is reliant on the cash flow it generates.  We perform an analysis of the cash flow generated by a project or underlying business to determine if net operating income for such project exceeds a minimum of 1.20 times the debt payments.  The Bank’s underwriting policy requires sufficient borrower equity, pre-sale and pre-lease requirements along with personal guarantees of the principals.  Additional underwriting includes sensitivity analysis on rental, vacancy and interest rates.

 Due to the changing nature of the real estate markets, the Bank monitors its exposure by requiring annual reviews of certain loans and also periodic reviews of the various real estate market conditions.  On a quarterly basis the Bank’s board of directors is presented with portfolio stratification reports by risk grades and product types that include market data for the purpose of monitoring and maintaining the proper levels of diversification.  The Bank has established concentration guidelines that are also reviewed and changed as deemed necessary.

Construction and Land Development Loans.  Another primary lending focus for us is construction and development lending.  The balances of construction loans outstanding as of March 31, 2016 totaled $68.6 million. Loan amounts for these types of loans average approximately $520,000.  We originate one-to-four family residential construction loans for the construction of custom homes and provide financing to builders and consumers for the construction of new homes.  While we finance non-presold homes, we place restrictions on the aggregate number and dollar amounts of such loans to any one builder. Our construction borrowers are local, well-established builders and not large, national tract builders. These builders have demonstrated a favorable record of performance, profitability and adequate levels of liquidity.  We limit risk through established underwriting guidelines to determine the level of exposure for each builder and limit the risk on individual projects through an inspection process.  We also may finance a limited amount of small tract developments and subdivisions.  We require principal guarantees with all construction loans.

Residential Real Estate Loans.  We make residential real estate loans to borrowers to purchase and refinance one-to-four family properties as well as home equity loans on one-to-four family properties.  These services are offered as an adjunct to our private bank clients as a matter of convenience.  We provide customers access to long-term conventional real estate loans through our mortgage loan department, which underwrites loans for origination by unaffiliated third-party brokers in the secondary market.  We receive fees in connection with the origination of mortgage loans, with such fees aggregating $32,000 for the first quarter of 2016, $197,000 for the year ended December 31, 2015 and $112,000 for the year ended December 31, 2014.  In addition to non-interest income generated by the origination of mortgage loans, we believe that offering such loans allows us to serve the convenience and needs of our customers while also affording an opportunity to cross-market our other loan and deposit products.

Loans to Individuals.   Our loans to individuals include lines of credit, loans secured by titled automobiles, equipment and miscellaneous secured and unsecured personal loans.  We also offer credit cards as an accommodation to our customers.  As of March 31, 2016, our consumer loan portfolio totaled $12.9 million.  In underwriting such loans, we focus on the borrower’s past credit history and ability to repay the loan.  In most cases, we calculate a borrower’s repayment ability through gross debt to income benchmarks, normally of 40%, with the repayment ability of some business owners calculated through a global cash flow analysis based on the borrower’s tax return.  Default rates are higher in these categories and we are diligent in valuing highly depreciable collateral such as automobiles and equipment.   We structure the loan terms to match the loan purpose and advance on industry-accepted margins for the collateral securing the loan.

Loan Approval, Credit Administration and Loan Review.  Certain credit risks are inherent in making loans.  These risks include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with borrowers.  We attempt to mitigate repayment risks by adhering to internal credit limits, a multi-layered approval process, documentation examination, and follow-up procedures.

We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced client development officers.  Our credit culture begins with our CDOs, each of whom is required to have excellent credit skills.  Unlike larger regional and nationwide banks where loan officers typically have little or no responsibility for underwriting loans, each of our loans is initially underwritten by the CDO who has responsibility for presenting the loan to our credit administration department to complete the underwriting and approval process. Our credit administration department facilitates the approval process, which may include presentation to a loan committee depending on the total credit exposure. CDOs do not have individual loan authority in excess of $100,000.

We also engage an outside loan review firm annually to provide extensive reviews of our commercial and consumer loan portfolio.   External loan review findings are reported to the President/CEO and the Director’s Loan Committee.   The scope and size of each external loan review engagement varies depending upon the economic, market, and internal circumstances facing the Bank at the time of the review.

Our credit administration processes are managed by our Chief Credit Officer, James M. Fielding.  Mr. Fielding has spent the past eight years with Paragon Bank, and has more than nineteen years of experience working in banking and finance overall. Our credit administration group consists of five experienced credit administrators with an average of more than twenty years of credit experience. Our credit administration, credit review and loan operation systems focus on approving sound credits while meeting numerous regulatory requirements including compliance regulations.

At March 31, 2016, nonperforming loans were $487,000 or 0.05% of our total loan portfolio.  Nonperforming assets, including OREO, as a percent of total assets were 0.43% as of March 31, 2016.

Lending Limits.  Our lending activities are subject to a variety of lending limits imposed by federal law.  In general, the Bank is subject to a legal limit on loans to any single borrower equal to 15% of the Bank’s capital and unimpaired surplus.  Based upon its capitalization as of March 31, 2016, the Bank’s legal lending limit was approximately $18.4 million.  The Bank has imposed an internal lending limit and maximum relationship exposure of approximately $10.0 million for new extensions of credit, with exceptions approved by a committee of the Bank’s board of directors.

Loan Participations.  From time to time we sell loan participations to other banks within and outside our market area.  The sale of participations in larger loans to other financial institutions allows us to manage the risk involved in these credits while meeting the lending needs of customers that require extensions of credit in excess of our internal lending limits.  On rare occasions, the Bank has purchased loan participations from other financial institutions, including the repurchase of participation interests in loans originated by the Bank.  All loan participations purchased are underwritten using our standard and customary underwriting criteria.

Courier Services

We offer courier services to our business customers as a demonstration of our commitment to superior customer service.  Our couriers travel to the customer’s location, pick-up non-cash deposits from the customer and deliver those deposits to the Bank.  We feel our couriers serve as ambassadors for our Bank and enhance our presence in the markets we serve.

Banking Technology

We offer a full array of technology to our customers.  Our customers have the ability through online banking to pay bills, request check copies, reorder checks and make certain transfers.  We provide our customers with imaged check statements, which eliminate the cost of returning checks to customers and the clutter of canceled checks.  We also offer remote deposit capture, which allows customers to submit check images for deposit without leaving their offices.  This remote capture service augments our courier services, giving our customers the choice of either for more prompt deposit collection and crediting.  These services give us the ability to offer superior service and convenience to customers in each or our three market areas from our efficient single-office business platform.

Competition

Commercial banking in North Carolina is extremely competitive due in large part to the early adoption of statewide branching.  For example, as of June 30, 2015, data provided by the FDIC Deposit Market Share Report indicated that within our market areas, there were 42 different commercial and savings institutions operating a total of 496 offices (256 in Wake County (Raleigh and Cary) and 240 in Mecklenburg County (Charlotte)).  We compete in our market area with large regional and nationwide banking organizations, other federally and state chartered financial institutions such as savings and loan institutions and credit unions, mortgage companies and other lenders engaged in the business of extending commercial credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. All of the markets in which we have a banking office are also served by branches of the largest banks in the Southeast, some of which are among the largest institutions in the United States.

The enactment of legislation authorizing interstate banking has led to increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.  Despite the competition in our market area, we believe that superior customer service distinguishes us from our competition.  We offer customers modern banking services in a highly responsive private bank environment. We provide personalized services and attract customers by being sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, stockholders, and the communities we serve, resulting in referrals from stockholders and satisfied customers.  We also rely on targeted marketing to attract new customers. To enhance a positive image in the communities that we serve, we support and participate in local events and our officers and directors are active in supporting local civic and charitable organizations.

Trust Preferred Securities

On May 18, 2004, we privately issued floating rate trust preferred securities having an aggregate liquidation amount of $10.0 million through Paragon Commercial Capital Trust I, which was formed for the sole purpose of issuing the securities.  On May 30, 2006, we privately issued additional floating rate trust preferred securities having an aggregate liquidation amount of $8.0 million through Paragon Commercial Capital Trust II.  Paragon Commercial Capital Trust II was formed for the sole purpose of issuing these securities and neither it, nor Paragon Commercial Capital Trust I conduct any operations.  The principal reason for issuing these securities was that the proceeds from their sale qualifies as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our stockholders.  Based on current Federal Reserve Board guidelines, all of the proceeds from our issuance of trust preferred securities qualified as Tier 1 capital as of March 31, 2016.  Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes.  Our trust preferred securities issued in May 2004 are redeemable on or after July 23, 2009 and our trust preferred securities issued in May 2006 are redeemable on or after June 30, 2011.  We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures, guarantee agreements and other related documents.  Our obligation under these guarantees is unsecured and subordinate to senior and subordinated indebtedness, but ranks senior to our common stock.

Our Executive Management Team, Key Employees and Board of Directors

Our executive management team consists of the following individuals, many of whom have been associated with our organization since inception.

Robert C. Hatley – President, Chief Executive Officer, and Director

Mr. Hatley founded Paragon Bank in August 1998 and has been the President, Chief Executive Officer and a director since this time.  He also serves as the President, Chief Executive Officer and a director of the Company.  Mr. Hatley began his banking career at Wachovia Bank. Over the course of his fourteen years with Wachovia, Mr. Hatley served as a field representative, a credit manager, a branch manager, and a city executive.  From 1994 to 1998, Mr. Hatley was Regional Market Manager for Wake County, RBC Centura (now PNC Bank).  Prior to this, during the period from 1989 to 1994, Mr. Hatley was the City Executive for Cary, North Carolina, RBC Centura.  Mr. Hatley graduated with a BS in Business Administration from Appalachian State University.  We believe Mr. Hatley’s extensive banking experience brings to our board of directors and the board of Paragon Bank important skills and qualify him to serve as one of our directors, as well as a director of Paragon Bank.

Steven E. Crouse – Executive Vice President and Chief Financial Officer

Mr. Crouse joined Paragon Bank as Executive Vice President and Chief Financial Officer in July 2005. He also serves as Executive Vice President and Chief Financial Officer of the Company. He has extensive financial experience, including Senior Vice President, Finance and Chief Accounting Officer at Capital Bank in Raleigh from 1998 through 2005. Prior to that, Mr. Crouse spent eight years in public accounting at McGladrey & Pullen. Since 1990, Mr. Crouse has been a North Carolina State Board Certified Public Accountant. Mr. Crouse graduated with a BA in both Accounting and Business Management from North Carolina State University.

Matthew C. Davis – Executive Vice President and Chief Operating Officer

Mr. Davis currently serves as Executive Vice President and Chief Operating Officer at the Company and Paragon Bank, a position he has held since December 2012.  He served as the Company’s Chief Credit Officer from June 2002 to December 2012.  Prior to joining the Company, Mr. Davis was Vice President, Commercial Lending from 1996 through 1998 at RBC Centura Bank, which is now PNC Bank, National Association, in Cary, North Carolina.  Before PNC Bank, Mr. Davis served as Assistant Vice President, Corporate Banking, from 1994 through 1996 at Wachovia Bank, which is now Wells Fargo & Company, in Charlotte, North Carolina.  Mr. Davis graduated with a BA degree in Business Management and an MS in Management from North Carolina State University.

In addition to our executive officers, the following individuals serve as officers of the Bank.

James M. Fielding – Chief Credit Officer

Mr. Fielding has served as Chief Credit Officer and Senior Vice President of Paragon Bank since 2012.  Prior to joining the Bank in 2007, Mr. Fielding worked with Seattle Financial Group (Seattle Savings Bank) as its Credit Manager and Assistant Vice President from May 2000 to April 2007.  Mr. Fielding majored in Criminal Justice at Central Connecticut State University.

 Phillip R. Jurney – Charlotte Market President

Mr. Jurney joined Paragon Bank in September 2007 as its Executive Vice President – Commercial Banking Executive and currently serves as the Bank’s Charlotte Market President.  Prior to joining Paragon, Mr. Jurney held the position of Commercial Banking Executive with First Charter Bank from 2004 to 2005.  From 1993 to 1999, Mr. Jurney held the position of Senior Vice President – Commercial Development Officer for SouthTrust Corporation in Charlotte, North Carolina.  Mr. Jurney received his bachelors in Business Administration from The Citadel Military College and a MBA from the University of North Carolina – Charlotte.

Brian K. Reid – Triangle Market President

Mr. Reid joined Paragon Bank in January 2001 as a commercial banker and currently serves as the Bank’s Triangle Market President. Previously, from May 1999 to November 2000, Mr. Reid was the Vice President, Western Wake County Market Executive, Commercial and Retail Banking, at First Citizens Bank & Trust Co., in Raleigh, North Carolina. Mr. Reid began his career in banking with National City Bank in Cleveland, Ohio. Mr. Reid graduated with a BS in Finance from The Ohio State University and an MBA in Marketing and Finance from Case Western Reserve University.

Our board of directors consists of the following individuals, each of whom also serve as directors of the Bank:

Curtis C. Brewer III – Director

Mr. Brewer has served on the Company’s board of directors since July 2001 and serves on the Company’s audit committee.  From January 2001 until June 2015, Mr. Brewer was the owner of Curtis C. Brewer, III Commercial Real Estate.  Mr. Brewer was also a real estate broker with Spectrum Properties Management Company from 1997 until 2002 and Capital Associates Limited Partnership from 1995 until 1997.  Prior to Mr. Brewer’s career in real estate, he was employed in the banking industry from 1965 to 1995.  From 1972 until 1995 Mr. Brewer was employed at United Carolina Bank, which merged into BB&T Corporation in 1997, and last held the position of Senior Vice President and Regional Executive.  Mr. Brewer graduated with a BS degree in business administration from the University of North Carolina – Chapel Hill.  We believe Mr. Brewer’s experience as a real estate broker and prior extensive experience in the banking industry make him uniquely qualified to serve as one of our directors.

Roy L. Harmon, Jr. – Director

Mr. Harmon has served as a member of the Company’s board of directors since May 2004.  He has also served as a member of the board of directors of Paragon Bank since December 2000.  Mr. Harmon has extensive prior experience as a director of a financial institution, serving as a director of both the Bank of Tennessee and its parent company, BancTenn Corp.  Mr. Harmon also has extensive executive experience in banking.  He is presently the Chairman and Chief Executive Officer of Bank of Tennessee and Vice Chairman and Executive Vice President of BancTenn Corp, where he has been employed since September 1991.  Mr. Harmon graduated with an accounting degree from the University of Tennessee, Knoxville.  He has been a certified public accountant since 1976.  We believe Mr. Harmon’s extensive experience in the commercial banking industry and as a CPA brings to our board of directors important skills and qualify him to serve as one of our directors.

K. Wesley M. Jones – Director

Mr. Jones has served as a member of the Company’s board of directors since 2010 and serves on the Company’s compensation committee.  He has also served as a member of the board of directors of Paragon Bank since 2008.  Currently, Mr. Jones is the Managing Partner of FiveOaks Capital, LLC, a private investment firm, in Charlotte, North Carolina, a position he has held since September 2001.  Since 2006, Mr. Jones has been a director and the Chairman of Edison Nation Holdings, LLC.  Mr. Jones attended the University of Tennessee.   We believe Mr. Jones’s extensive experience in the capital markets and private investment industry brings to our board of directors important skills and qualify him to serve as one of our directors.

Howard Jung – Chairman of the Board of Directors

Mr. Jung has served as Chairman of the Bank’s board of directors since 1999 and as Chairman of the Company’s board of directors since 2001. He serves on the Company’s audit, compensation, and nominating and corporate governance committees. Mr. Jung has extensive prior experience as a corporate director, having served as a director of the Ace Hardware Corporation from 1987 to 1996 and as Chairman of the board at Ace Hardware Corporation from 1998 to 2003.  Mr. Jung also has extensive executive experience in business.  He has owned and serves as Vice President of Ace Hardware Stores, Inc. in Raleigh, North Carolina since 1997.  Mr. Jung graduated with a Bachelor of Science degree in Biology from the University of Illinois.  We believe Mr. Jung’s extensive experience in executive management and business ownership brings to our board of directors important skills and qualify him to serve as one of our directors.

Thomas B. Oxholm – Director

Mr. Oxholm has served as a member of the board of directors for Paragon Bank since February 2004 and as a member of the Company’s board of directors since January 2016. He serves on the Company’s audit committee and the nominating and corporate governance committee.  Mr. Oxholm has extensive prior experience as a director, serving on the board of directors for WakeMed Health and Hospitals from May 2003 until May 2013, where he was Chairman from 2011 until 2013.  He was elected to and served on the Wake County Board of Education from 1999-2003, serving as finance committee chairman.  He currently serves on the governing body of WakeMed Key Community Care, LLC and on the board of directors of the Public School Forum of North Carolina, Inc.  Mr. Oxholm also has extensive executive experience in business.  After nine years with KPMG, since 1986, Mr. Oxholm has been with Wake Stone Corporation as its Vice President – Finance and Administration.  Mr. Oxholm graduated with a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill in 1976.   He has been a certified public accountant since 1979.  We believe Mr. Oxholm’s extensive business experience, particularly in the areas of audit and finance, and as a CPA, bring to our board of directors important skills and qualify him to serve on its board.

F. Alton Russell – Director

Mr. Russell joined the Company’s board of directors in December 2012.  He serves on the Company’s compensation committee and the nominating and corporate governance committee.  Since October 1983, Mr. Russell has served as Chairman and Counsel for the Title Company of North Carolina headquartered in Raleigh with offices in seven locations across the state.  Mr. Russell is also currently the Senior Vice President of Old Republic National Title Insurance Company, a position he has held since 1995.  Mr. Russell graduated with a BS degree in Business Administration from the Kenan-Flagler Business School at the University of North Carolina and holds a Juris Doctor degree from the University of North Carolina School of Law.  We believe Mr. Russell’s extensive legal experience in banking and title companies brings to our board of directors important skills and qualify him to serve as one of our directors.

The directors listed above also serve as directors of our wholly owned subsidiary, Paragon Commercial Bank.  The following individuals serve as directors of the Bank only:

Brent D. Barringer – Director

Brent D. Barringer became a director of Paragon Bank in July 2014. He previously served as a director of Crescent State Bank and VantageSouth Bank, and their respective holding companies, after he co-founded Crescent State Bank in 1997.  Mr. Barringer is a business and commercial real estate transactional attorney and the founding partner of Barringer Sasser, LLP, in Cary, North Carolina. The firm was originally founded by Mr. Barringer in 1986 as Barringer Law Firm and became Barringer Sasser, LLP in 2013.  Mr. Barringer received a B.S. degree in Business Administration with Highest Honors from the University of North Carolina at Chapel Hill in 1981, followed by a Juris Doctor degree from the University of North Carolina School of Law in 1984.  He served nine years (2003-2012) as a member of the University of North Carolina (System) Board of Governors. He has also served as Chairman of the board of directors of the Cary Chamber of Commerce and as a board member of the North Carolina Housing Finance Agency.  Mr. Barringer currently serves as the Vice-Chair of the Centennial Authority of the PNC Arena in Raleigh, NC and has been a charter member of that Authority since 1995. We believe Mr. Barringer’s extensive legal experience and prior service on a bank’s board of directors brings to Paragon Bank’s board of directors important skills and qualify him to serve on its board.

J. Scott Edwards – Director

Mr. Edwards has served as a member of the board of directors of Paragon Bank since July 2014. Currently retired, Mr. Edwards served as the Chief Administrative Officer and Chief Credit Officer of CCB Financial Corporation and its successor, National Commerce Bancorporation.  Mr. Edwards graduated with a Bachelor of Science degree in Business Administration from the University of North Carolina.  We believe Mr. Edwards’s prior extensive experience in the banking industry and business brings to Paragon Bank’s board of directors important skills and qualify him to serve on its board.

Alvin G. Ragland – Director

Mr. Ragland joined the Bank's board of directors in 2007.  Mr. Ragland has extensive prior board experience at the director and chair level for Wake Education Partnership, Fayetteville State University's School of Business, and NC State Human Resources Commission. He has also been an adjunct lecturer at NC State University's School of Business and Economics.  He graduated with a Bachelor of Science degree in Business Administration and Economics from Fayetteville State University. He has served as a corporate officer for global companies such as Ericsson, Sony Ericsson, Tekelec (now Oracle) and has run a division for Headway Corporate Resources. Currently he serves as the Chief Human Resource Officer for Alliance Healthcare, a position he has held since 2013.  From 2011 to 2013, Mr. Ragland was the Chief Human Resources Executive for the North Carolina Department of Public Safety.  We believe Mr. Ragland's extensive experience in executive human resource leadership and his business knowledge brings to Paragon Bank’s board of directors important skills and qualify him to serve on its board.

Billie J. Redmond – Director

Ms. Redmond has served as a member of the Paragon Bank board of directors since 2004. She is Founder and Chair of TradeMark Properties, a North Carolina-based property management, leasing and brokerage services company. After serving 30 years as CEO of her company, Ms. Redmond recently transitioned to Chair of the board. She serves on the Carolina Hurricanes Kid’s n Community Foundation Board, the board and Executive Committee of the North Carolina Chamber, and the Make-A-Wish Foundation of Eastern North Carolina. Ms. Redmond is also Chair of the Governor and General Assembly appointed Education & Workforce Innovation Commission, focused on educational transformation across North Carolina. We believe Ms. Redmond’s extensive experience in property management, leasing and business brings to Paragon Bank’s board of directors important skills and qualify her to serve on its board.

Harvey A. Schmitt – Director

Mr. Schmitt joined the Bank’s board of directors in January 2016.  Mr. Schmitt has extensive prior experience as a director, serving on the board for St. Augustine’s University and serving on the board and as Chairman of American Chamber of Commerce Executives and Association of Chamber of Commerce Executives Benefit Trust.  Mr. Schmitt is currently retired but previously he was President and Chief Executive Officer of the Greater Raleigh Chamber of Commerce from January 1994 to June 2015, where he focused on community and business development.  Mr. Schmitt graduated with a BA degree in business administration from Loras College.  We believe Mr. Schmitt’s extensive experience in community and business development brings to Paragon Bank’s board of directors important skills and qualify him to serve on its board.

Properties

The following table sets forth the location of our main office, as well as additional offices and certain information relating to the facilities.

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Corporate Headquarters and Banking Office	3535 Glenwood Avenue Raleigh, NC 27612	2007	43,000	Building Owned Ground Leased

Charlotte Office	6337 Morrison Boulevard Charlotte, NC 28211	2014	16,000	Owned

Cary Office	5000 Valleystone Drive Suite 110 Cary, NC 27519	2014	2,700	Leased

Operations Center	3301 Benson Drive Suite 545 Raleigh, NC 27609	2014	11,600	Leased

We believe that our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

As of March 31, 2016, we had 142 full-time employees and six part-time employees. None of our employees is covered by a collective bargaining agreement and we consider relations with our employees to be good.

Legal Proceedings

As of the date of this prospectus, we are not aware of any threatened or pending material legal proceedings against us or the Bank.

MANAGEMENT

General

The following table sets forth information concerning our directors and executive officers. Each member of our board of directors also serves as a member of the board of directors of Paragon Bank. In addition, there are five other individuals who serve as members of the board of directors of Paragon Bank, but not as members of the board of directors of the Company.

Name	Age	With Company Since	Position
Curtis C. Brewer III(1)	72	1999	Director
Steven E. Crouse	51	2005	Executive Vice President and Chief Financial Officer
Matthew C. Davis	49	1999	Executive Vice President and Chief Operating Officer
Roy L. Harmon, Jr.	61	2000	Director
Robert C. Hatley	65	1999	President, Chief Executive Officer and Director
K. Wesley M. Jones(2)	58	2008	Director
Howard Jung(1)(2)(3)	69	1999	Chairman of the Board of Directors
Thomas B. Oxholm(1)(3)	60	2004	Director
F. Alton Russell(2)(3)	75	2002	Director
Brent D. Barringer	57	2014	Director of Paragon Bank
J. Scott Edwards	70	2014	Director of Paragon Bank
Harvey A. Schmitt	67	2016	Director of Paragon Bank
Alvin G. Ragland	62	2007	Director of Paragon Bank
Billie J. Redmond	63	2004	Director of Paragon Bank
__________

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Director Independence

In connection with this offering, we intend to list our common stock on the NASDAQ Capital Market. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3 and Rule 10C-1, a member of an audit committee or compensation committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that, with the exception of Messrs. Hatley and Harmon, all of our directors are“independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. Under NASDAQ rules, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. NASDAQ rules, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

In addition to the specific NASDAQ criteria, in determining the independence of each director the board considers whether it believes any other transactions, relationships, arrangements or factors could impair their ability to exercise independent judgment. In its determination that the above-referenced directors are independent, those other factors considered by the board included (1) the provision of loan title policies to customers of Paragon Bank by The Title Company of North Carolina, of which Mr. Russell is chairman, and (2) charitable donations made by Paragon Bank to organizations with which Mr. Oxholm is associated.

Family Relationships

There is no family relationship between any of our directors, executive officers or persons nominated to become a director or executive officer.

Board of Directors

Composition of our Board of Directors upon the Closing of this Offering

Our bylaws provide that our board of directors may consist of up to seven directors, or such lesser number as may be determined from time to time by resolution of our board of directors or our stockholders. As of the date of this prospectus and upon closing of this offering, we will have seven members serving on our board of directors.

Our articles of incorporation provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors.

Our bylaws provide that the board of directors shall be divided into three classes of approximately equal size, with directors in these classes elected to staggered terms of three years at annual meetings of our stockholders.  Those nominees who receive the highest number of votes are deemed to have been elected. Stockholders are not entitled to cumulative voting in the election of our directors.

Committees of our Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has three permanent committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. The board intends to adopt written charters for each of these committees, all of which will be available on our website upon the closing of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

We have an audit committee consisting of Messrs. Brewer, Jung and Oxholm. Upon the closing of this offering, our audit committee will be responsible for, among other things:

●	appointing, terminating, compensating, and overseeing the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

●
reviewing and approving, in advance, all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

●	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

●
establishing and overseeing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

●	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

●	determining compensation of the independent auditors and of advisors hired by the audit committee and ordinary administrative expenses;

●	reviewing and discussing with management and the independent auditor the annual and quarterly financial statements prior to their release;

●	monitoring and evaluating the independent auditor’s qualifications, performance, and independence on an ongoing basis;

●	reviewing reports to management prepared by the internal audit function, as well as management’s response;

●	reviewing and assessing the adequacy of the formal written charter on an annual basis;

●	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis; and

●	handling such other matters that are specifically delegated to the audit committee by our board from time to time.

Our board of directors has affirmatively determined that Thomas B. Oxholm satisfies the requirements for independence and financial literacy under the rules and regulations of NASDAQ and the SEC, and that he qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of NASDAQ.

Compensation Committee

We have a compensation committee consisting of Messrs. Jones, Jung and Russell. Upon the closing of this offering, our compensation committee will be responsible for, among other things:

●	reviewing and approving the compensation, employment agreements and severance arrangements, and other benefits of all of our executive officers and key employees;

●	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the executive officers, and evaluating their performance in light thereof;

●	reviewing and making recommendations, on an annual basis, to the board with respect to director compensation;

●
reviewing any analysis or report on executive compensation required to be included in the annual proxy statement and periodic reports pursuant to applicable federal securities rules and regulations, and recommending the inclusion of such analysis or report in our proxy statement and period reports;

●	reviewing and assessing, periodically, the adequacy of the formal written charter; and

●	such other matters that are specifically delegated to the compensation committee by our board from time to time.

Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of NASDAQ and SEC rules and regulations, qualifies as an “outside director” for purposes of Section 162(m) of the Code, and is a “non-employee director” as defined in Section 16 of the Exchange Act.

Nominating and Corporate Governance Committee

We have a nominating and corporate governance committee consisting of Messrs. Jung, Oxholm and Russell.  Upon completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

●	identifying and screening candidates for our board, and recommending nominees for election as directors;

●	establishing procedures to exercise oversight of the evaluation of the board and management;

●	developing and recommending to the board a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to the board;

●
reviewing the structure of the board’s committees and recommending to the board for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

●	developing and reviewing our code of conduct, evaluating management’s communication of the importance of our code of conduct, and monitoring compliance with our code of conduct;

●	reviewing and assessing the adequacy of the formal written charter on an annual basis; and

●	generally advising our board on corporate governance and related matters.

Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of NASDAQ.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of the Company. None of our executive officers currently serve, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Code of Conduct

In connection with this offering, we intend to adopt a revised code of ethics relating to the conduct of our business by all of our employees, officers, and directors, as well as a code of conduct specifically for our principal executive officer and senior financial officers. This policy will be posted on our website upon completion of this offering.

EXECUTIVE COMPENSATION AND OTHER MATTERS

The following summary compensation table shows all cash and non-cash compensation paid to or received or deferred by Robert C. Hatley, Steven E. Crouse, and Matthew C. Davis, who we refer to as our “named executive officers,” for services rendered to us and the Bank in all capacities during the fiscal year ended December 31, 2015:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation(3)	Non-Qualified Deferred Compensation Earnings	All Other Compensation		Total
Robert C. Hatley	2015	$412,000	$15,235	$40,000	—	$149,765	—	$42,980	(4)	$659,980
President and Chief Executive Officer

Steven E. Crouse	2015	$230,000	$11,393	$17,260	—	$83,607	—	$30,738	(5)	$372,998
Executive Vice President and Chief Financial Officer

Matthew C. Davis	2015	$230,000	$11,393	$17,260	—	$83,607	—	$22,971	(6)	$365,231
Executive Vice President and Chief Operating Officer
__________

(1)	Represents discretionary cash bonus earned for 2015 performance, which was paid to the named executive officer in 2016.

(2)
The assumptions used in estimating the fair value of restricted stock awards are set forth in Note 10 to the Company’s audited consolidated financial statements as of December 31, 2015 and 2014. Additional information regarding outstanding stock awards is contained in the table entitled “Outstanding Equity Awards at Fiscal Year-End” on page 78 of this prospectus.

(3)	See “Nonequity Incentive Compensation” below for more information.

(4)
Includes $15,900 in 401(k) matching contributions; $3,103 of taxable benefit in connection with a split-dollar life insurance arrangement; $5,055 related to personal use of a Company-owned automobile; $12,417 in club dues; $4,800 in health insurance premiums; $1,489 in life insurance premiums; and $216 in accidental death and dismemberment insurance premiums.

(5)
Includes $15,900 in 401(k) matching contributions; $1,288 of taxable benefit in connection with a split-dollar life insurance arrangement; $6,060 in club dues; $6,411 in health insurance premiums; $943 in life insurance premiums; and $137 in accidental death and dismemberment insurance premiums.

(6)
Includes $13,800 in 401(k) matching contributions; $733 of taxable benefit in connection with a split-dollar life insurance arrangement; $7,472 in health insurance premiums; $844 in life insurance premiums; and $122 in accidental death and dismemberment insurance premiums.

Employment Agreement

The Company and the Bank entered into an employment agreement with Robert C. Hatley on September 1, 2013, which was amended on October 27, 2015.  The employment agreement’s initial term concludes on December 31, 2016, and automatically extends for one additional year upon expiration of the initial term and any subsequent term, unless the board of directors determines not to extend the term. The employment agreement establishes the terms and conditions of Mr. Hatley’s employment relationship, including his initial base salary, and also provides for certain fringe benefits, such as use of an automobile, payment of certain club dues and reimbursement of reasonable business expenses.  Mr. Hatley’s annual base salary for 2016 is set at $425,000.  Mr. Hatley is also entitled to participate in any and all officer or employee compensation, bonus, incentive, and benefit plans, including plans providing pension, medical, dental, disability, and group life benefits.

The employment agreement may be terminated by the Company or the Bank with or without “cause” (as defined in the employment agreement). The employment agreement provides for severance benefits after either involuntary termination without cause or voluntary termination with “good reason” (as defined in the employment agreement), as well as benefits that become payable after a “change in control” (as defined in the employment agreement). Severance benefits are not payable for involuntary termination with cause or for voluntary termination without good reason. In the event of termination as a result of Mr. Hatley’s death during active service to the Company or the Bank, the Company and the Bank would provide, without cost, continued health care coverage to Mr. Hatley’s family for one year.

In the event of termination due to disability, Mr. Hatley will be entitled to (a) his base salary and all perquisites and other benefits (other than bonus) until he becomes eligible for benefits under any disability plan or insurance program and (b) any unpaid bonus or incentive compensation earned or accrued through the date of incapacity, including any unvested amounts awarded for previous years.

If Mr. Hatley’s employment terminates involuntarily without cause or voluntarily but with good reason and either such termination is a separation from service (as defined in the employment agreement), then Mr. Hatley will receive his base salary for the remaining term of the employment agreement and reasonable outplacement expenses in the discretion of the board of directors.  Good reason for voluntary termination will exist if specified adverse changes in Mr. Hatley’s employment circumstances occur without his consent, such as a material diminution of his base salary, authority, duties, or responsibilities or a material change in the geographic location at which he must perform services for the Company or the Bank. Whether termination is involuntary without cause or voluntary but with good reason, Mr. Hatley will continue to receive his life and medical insurance benefits, at the expense of the Company or the Bank, until the first to occur of (a) Mr. Hatley’s return to employment at the Company, the Bank or another employer, (b) Mr. Hatley’s attainment of age 65, (c) Mr. Hatley’s death, or (d) a period of 18 months has elapsed since the date of termination.

Mr. Hatley will be entitled to an undiscounted lump-sum cash payment equal to 2.99 times his annual compensation if (a) a change in control occurs while Mr. Hatley’s employment agreement is in effect, and (b) within 18 months of such change in control, Mr. Hatley is involuntarily terminated without cause or Mr. Hatley terminates his employment voluntarily for good reason.  The value of the lump sum payment that would be payable to Mr. Hatley as of December 31, 2015, upon the occurrence of a change in control followed by a specified termination event would have been $1,605,630.

Under the employment agreement, the Company and Bank agree to nominate Mr. Hatley for election as a director of the Company as is necessary for him to remain a director of the Company and that the board of directors of both the Company and the Bank shall undertake every lawful effort to ensure Mr. Hatley also remains a director of the Bank. Mr. Hatley also agrees to not compete directly or indirectly with the Company or the Bank for 24 months following termination of the employment agreement voluntarily by Mr. Hatley or for cause by the Company or the Bank.

Change in Control Agreements

The Company and the Bank entered into change-in-control agreements with each of Steven E. Crouse and Matthew C. Davis on March 28, 2013, as amended on May 20, 2014.  The change in control agreements have an initial term that concluded on March 31, 2014, and automatically extend for one additional year upon expiration of the initial term and any subsequent term, unless the board of directors determines not to extend the term.

The change-in-control agreements provide that if a “change in control” (as defined in the change-in-control agreements) occurs during the term of the agreements and, within one year of such change in control, the applicable officer is terminated involuntarily without “cause” (as defined in the change-in-control agreements) or voluntarily with “good reason” (as defined in the change-in-control agreements), then the affected officer will be entitled to certain severance benefits, including a payment of 2.0 times annual compensation (paid in 18 equal monthly installments), continued life, health and disability insurance coverage for such officer and his family for the year following the termination unless such officer becomes employed by another employer first, and a cash bonus equal to any contribution that would have been made under any 401(k), retirement or profit-sharing plan had the termination not occurred before the end of the plan year.  Good reason for voluntary termination will exist if specified adverse changes occur with respect to the employment circumstances of Mr. Crouse or Mr. Davis without their consent, such as a material reduction in base salary, benefits, duties or responsibilities, or a 25-mile change in the geographic location at which the officer must perform services for the Company.  Mr. Crouse and Mr. Davis, respectively, will not be entitled to severance benefits if such officer (a) dies or becomes “totally disabled” (as defined in the change-in-control agreements) while actively employed by the Company or the Bank or (b) is terminated for cause.

The value of the lump sum payment that would be payable to each of  Messrs. Crouse and Davis as of December 31, 2015, upon the occurrence of a change in control followed by a specified termination event, would have been $911,950.

Salary Continuation and Endorsement Split Dollar Agreements

The Bank has entered into amended and restated salary continuation agreements with each of Messrs. Hatley, Crouse and Davis. Each salary continuation agreement entitles the applicable officer to certain benefits upon a termination of the officer’s employment, unless such termination is for “cause” (as defined in the salary continuation agreements).  The amount of the benefit payments and the timing of such payments vary depending on various factors, including, among other things, whether the termination of employment was voluntary or involuntary, whether such officer’s employment was terminated within 24 months after a change in control of the Company, and whether such officer had attained the age of 65 at the time the officer’s employment is terminated.

Under the salary continuation agreements, assuming an officer remains employed through his normal retirement age, which is 65 years old under the agreements, the officer will be entitled to an annual benefit payment, paid in equal monthly installments, for a period of 20 years.  The annual benefit payment is $120,000 for Mr. Hatley, $132,000 for Mr. Crouse, and $100,000 for Mr. Davis, and such payments would commence following the termination of the officer’s employment.  Pursuant to the terms of the salary continuation agreements, however, an officer is not entitled to benefit payments if the officer’s termination of employment is a termination with “cause” (as defined in the applicable agreement).  Additionally, the amount of the annual benefit payment differs if the officer is terminated prior to reaching normal retirement age, as the aggregate amount paid over the 20-year period will be limited to the accrual balance as of the month end prior to the termination of employment. The only exception to the reduction in the annual benefit payment for an early termination would be in a change in control scenario.  If the applicable officer has a separation from service that is an involuntary termination without cause or a voluntary termination with “good reason” (as defined in the salary continuation agreement), in either case within the 24-month period following a change in control, then the officer would still be entitled to the full annual benefit payment. The commencement of annual benefit payments in an early termination scenario (i.e., termination prior to normal retirement age) will be delayed until the officer reaches the age of 65, even if termination is following a change in control.  Payments owed under the salary continuation agreements will be paid out in a lump sum to the designated beneficiary if the officer dies prior to receiving all payments to which the officer is entitled under the agreement.  The foregoing summary description of the amended and restated salary continuation agreements is not complete and is qualified in its entirety by reference to the full agreements.

The Bank entered into endorsement split dollar agreements with each of Messrs. Hatley, Crouse and Davis on July 1, 2007.  The endorsement split dollar agreements grant each officer the right to designate one or more beneficiary for a portion of the death benefits payable under Bank-owned insurance policies on their lives.  The Bank is responsible for paying all premiums due for each such policy. Upon the death of Messrs. Hatley, Crouse or Davis, provided such death occurs prior to separation from service (as defined in the salary continuation agreements), the designated beneficiary will be entitled to the lesser of (x) a portion of the net death proceeds equal to 60% of the “accrual balance” required at “normal retirement age” (as each term is defined in the salary continuation agreements) and (y) 100% of the net death proceeds, which amount will be payable by the insurer to the designated beneficiary. The term “net death proceeds” means the total death proceeds of the applicable officer’s life insurance policy minus such policy’s cash surrender value. The policy cash surrender value and the portion of the net death proceeds not payable to the deceased officer’s beneficiary are payable in their entirety to the Bank.

Nonequity Incentive Compensation

Our named executive officers are eligible for cash incentive payments. The amount of compensation depends on the Bank’s performance for the fiscal year in three metrics: net income, loan growth and local deposit growth. The compensation committee sets a target amount for each of these metrics. The named executive officers become eligible for incentive payment if the Bank’s results are at a threshold level representing 90% of the target amounts set by the compensation committee. At the threshold level, the named executive officers are eligible for payments equal to 12.5% of their annual salaries. The amount of the incentive payments increases proportionally as the Bank’s performance relative to the target amounts improves. If the Bank achieves the target amounts, then the named executive officers are eligible for payments equal to 25% of their annual salaries. If the Bank’s performance exceeds the target amounts by 25% or more, then the named executive officers are eligible for payments of 50% of their annual base salaries. The maximum amount of incentive compensation payable to any named executive officer for a given fiscal year is 50% of his annual salary.

Omnibus Plan

The stockholders of the Company approved the 2006 Omnibus Stock Incentive Plan at the 2006 annual meeting of stockholders. The 2006 Omnibus Plan authorizes the issuance of awards covering up to 312,500 shares of the Company’s common stock. The awards may be issued in the form of incentive stock option grants, non-qualified stock option grants, restricted stock grants, long-term incentive compensation units, or stock appreciation rights. The purpose of the Omnibus Plan is to increase the performance incentive for employees and directors of the Company, to encourage the continued employment of current employees, and to attract new employees and directors by facilitating their purchase of the common stock of the Company. The Omnibus Plan is administered by the Compensation Committee.  Each grant under the Omnibus Plan is evidenced by a written agreement between the Company and the optionee/participant.

Options. The Company receives no monetary consideration for the granting of an option.  The consideration, if any, that the Company receives from the granting of such stock options is the further dedication of its employees and directors in the performance of their responsibilities, duties and functions on behalf of the Company.  Upon the exercise of options, the Company receives payment in the form of cash, shares of the common stock of the Company or both from the optionee in exchange for shares issued.

Incentive stock option grants.  Options may be granted under the Omnibus Plan with the intention to qualify them as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code (“ISOs” and each an “ISO”).  Under the Internal Revenue Code, ISOs may only be granted to eligible employees of the Company and afford favorable tax treatment to recipients upon compliance with certain restrictions but do not result in tax deductions to the Company.

Employees of the Company are eligible to receive an ISO grant under the Omnibus Plan at no cost to them at the grant date.  The exercise price for options granted pursuant to the Omnibus Plan may not be less than 100% of the fair market value of the Company’s common stock on the date of grant.  No ISO will be exercisable more than ten years after the date of its grant.  In the case of an employee who owns more than 10% of the shares of the common stock of the Company at the time the ISO is granted, the option price may not be less than 110% of the fair market value of the Company’s common stock on the date of grant, and the ISO shall not be exercisable for more than five years from the date of its grant.  The optionee cannot transfer or assign any option other than by will or in accordance with the laws of descent and distribution.  In the event that a participant ceases to serve as an employee of the Company for the reason of retirement, an exercisable ISO will continue to be exercisable for three months but in no event after ten years from the date of its grant.  In the event of the disability or in the event of the death of an optionee during such service or within three months following retirement, an exercisable ISO will continue to be exercisable for 12 months from the date of disability or death to the extent it was exercisable by the optionee immediately prior to disability or death.  The Compensation Committee, in its discretion, determines the vesting schedule of the ISOs for each employee.

Subject to alternative minimum tax rules under the Internal Revenue Code, a recipient of an ISO grant will not be taxed upon either the grant of the ISO or on the date he or she exercises the ISO.  Unless subject to the alternative minimum tax, a recipient will be taxed only upon the sale of the stock underlying the ISO and will be taxed on the difference between the option price and the sales price of the stock.  The taxable amount will be treated as capital gain.  In order to receive this favorable tax treatment, optionees may not exercise such options until the expiration of a one-year waiting period from the date of the grant and may not dispose of any shares acquired pursuant to the exercise of stock options for two years from the date of the grant.  If the federal tax requirements are satisfied, the Company will receive no corresponding deduction for any portion of the ISO.

Non-statutory stock option grants.  Options may be granted under the Omnibus Plan that do not qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code and do not afford favorable tax treatment to recipients (“NSSOs” and each an “NSSO”).  Directors and employees of the Company are eligible to receive NSSO grants under the Omnibus Plan.  NSSO grants under the Omnibus Plan do result in tax deductions to the Company.

Directors and employees of the Company are eligible to receive a NSSO grant under the Omnibus Plan at no cost to them other than the option exercise price.  The options must be exercised within ten years from the date of grant.  In the event a participant ceases to serve as a director or employee of the Company for any reason other than cause, as defined in the Omnibus Plan, an exercisable NSSO will continue to be exercisable upon the terms and conditions contained in the grant.  Termination for cause will terminate the NSSO.  In the event of the death of a participant during his or her service with the Company, an exercisable NSSO will continue to be exercisable for 12 months from the date of death to the extent it was exercisable by the participant immediately prior to death.

A recipient of an NSSO grant under the Omnibus Plan will not be taxed upon the grant of the option.  Upon the date he or she exercises the NSSO, the recipient will have taxable ordinary income on the difference between the option price and the fair market value of the stock on the date of exercise.  The Company receives a tax deduction for any amount recognized by the recipient as ordinary income.

Restricted stock grants. Restricted stock may be granted under the Omnibus Plan to directors and employees of the Company.  Restricted stock grants under the Omnibus Plan do result in tax deductions to the Company.  Directors and employees of the Company are eligible to receive a restricted stock grant under the Omnibus Plan at no cost to them unless the Compensation Committee specifies a purchase price in the grant.  In the event that a participant does not satisfy any conditions specified in the grant, some or all of the restricted stock will be forfeited.

A recipient of a restricted stock grant under the Omnibus Plan may elect to be taxed upon the grant of the restricted stock in an amount equal to the fair market value of the stock on the date of grant.  Otherwise, the recipient will be taxed upon the grant of the restricted stock in an amount equal to the fair market value of the stock on the date that any conditions on the grant end.  The Company receives a tax deduction for the amount recognized by the recipient as ordinary income.

Long-term incentive compensation units. Long-term incentive compensation units may be granted under the Omnibus Plan to eligible employees of the Company.  Long-term incentive compensation units may consist of stock and cash.  Long-term incentive compensation units under the Omnibus Plan do result in tax deductions to the Company.  Employees of the Company are eligible to receive a grant of long-term incentive compensation units under the Omnibus Plan at no cost to them.  Long-term incentive compensation units are distributed only after the end of a performance period established by the Compensation Committee.  In the event that the conditions specified for the performance period are not satisfied, part or all of the long-term incentive compensations units will be forfeited.  In the event of death, disability or retirement of a unit recipient prior to the end of a performance period, a pro rata number of the units will be distributed.  In the event that a unit recipient terminates his or her status as an employee prior to the end of the performance period, all of the long-term incentive compensation units will be forfeited.

A recipient of a grant of long-term incentive compensation units under the Omnibus Plan will be taxed upon the value of the stock portion of the unit in an amount equal to the fair market value of the stock at the date that the shares are issued after the end of the performance period.  The Company receives a tax deduction for the amount recognized by the recipients as ordinary income.

Stock appreciation rights. Stock appreciation rights may be granted under the Omnibus Plan to employees of the Company.  A recipient of a grant of a stock appreciation right is entitled to a payment of the difference between the initial base value of the right (as established in the grant) and the fair market value of a number of shares of stock (also established in the grant) at the date of the exercise of the stock appreciation right.  Stock appreciation rights under the Omnibus Plan do result in tax deductions to the Company.  Employees of the Company will be eligible to receive a grant of stock appreciation rights under the Omnibus Plan at no cost to them.  The stock appreciation rights must be exercised within the period specified in the grant, which may not exceed ten years from the date of grant.

A recipient of stock appreciation rights under the Omnibus Plan will not be taxed upon the grant of the stock appreciation right.  Upon the date he or she exercises the stock appreciation rights, the recipient will have taxable ordinary income on the difference between the stock appreciation right initial base value and the fair market value of the stock on the date of exercise.  The Company receives a tax deduction for any amount recognized by the recipient as ordinary income.

2015 Restricted Stock Grants

On April 1, 2015, we awarded 2,000 restricted shares of the Company’s common stock to Mr. Hatley, 863 shares to Mr. Crouse and 863 shares to Mr. Davis. These awards were made under our 2006 Omnibus Stock Ownership and Long Term Incentive Plan. The restricted shares are subject to an obligation to forfeit and surrender the shares to the Company upon the occurrence of certain events. These events are referred to as forfeiture restrictions. The restricted shares may not be sold or otherwise transferred while the forfeiture restrictions are in place. The forfeiture restrictions with respect to 100% of the restricted shares awarded will lapse on April 1, 2018, provided that the officer has continuously served as our employee from April 1, 2015 until April 1, 2018. After April 1, 2018, the shares may be transferred and will no longer be subject to the forfeiture restrictions.

In the event the officer’s employment is terminated for any reason prior to April 1, 2018, the officer will forfeit all of his restricted shares to the Company on the date of the officer’s termination of service with the Company. If there is a change in control transaction involving the Company prior to April 1, 2018, the forfeiture restrictions will immediately lapse. A change in control transaction is defined as the dissolution or liquidation of the Company; a reorganization, merger or consolidation of the Company as a result of which the outstanding securities of the Company are changed into or exchanged for cash or property or securities not of the Company’s issue; or a sale of all or substantially all of the assets of the Company to, or the acquisition of stock representing more than 25% of the voting power of the capital stock of the Company then outstanding by, another corporation, trust, limited liability company, bank, entity or person, other than pursuant to a merger in which the Company is the surviving entity. In addition, the board or the compensation committee has the right to accelerate the vesting of the restricted shares at any time.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding vested and unvested incentive stock options and restricted stock granted to the named executive officers and outstanding as of December 31, 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)
Robert C. Hatley	5,000	-0-	48.00	February 1, 2017	6,625	(1)	180,531
	5,000	-0-	43.20	June 18, 2018

Steven E. Crouse	2,875	-0-	48.00	February 1, 2017	863	(2)	23,517
	2,875	-0-	43.20	June 18, 2018

Matthew C. Davis	2,750	-0-	48.00	February 1, 2017	863	(2)	23,517
	2,750	-0-	43.20	June 18, 2018
__________

(1)	The vesting schedule for these shares of restricted stock is as follows:

Date	Number of Shares Vesting
March 1, 2016	3,125
September 1, 2016	500
September 1, 2017	500
April 1, 2018	2,000
September 1, 2018	500

(2)	These shares of restricted stock vest on April 1, 2018.

Employee Stock Purchase Plan

In 2015, our shareholders approved the Paragon Commercial Corporation Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”), pursuant to which 200,000 shares (subject to adjustment as described below) of the Company’s common stock were made available for purchase by employees of the Company or the Bank who meet certain basic criteria.  The Employee Stock Purchase Plan is intended to qualify as an “Employee Stock Purchase Plan” pursuant to section 423 of the Internal Revenue Code.  The purposes of the Employee Stock Purchase Plan are: (i) to provide eligible employees of the Company and the Bank with a convenient means of acquiring an equity interest in the Company; (ii) to enhance employees’ sense of participation in the affairs of the Company and the Bank; and (iii) to provide an incentive for employees’ continued employment with the Company and the Bank.

Participation in the Employee Stock Purchase Plan is open to any employee of the Company or the Bank: (i) who has been employed by the Company or the Bank for at least three consecutive months; (ii) who is a full-time employee (customarily employed for more than twenty hours per week and more than five months per year); (iii) who does not beneficially own 5% or more of the Company’s common stock (and who would not own 5% or more of the Company’s common stock upon the acquisition of shares pursuant to the Employee Stock Purchase Plan); and (iv) who is not an independent contractor of the Company or the Bank.

Under the terms of the Employee Stock Purchase Plan, employees meeting these criteria (“Eligible Employees”) are granted an option to purchase a number of shares of the Company’s common stock based on the ratio that the employee’s annual rate of compensation bears to the aggregate annual base compensation paid to all Eligible Employees.  The exercise price for options granted under the Employee Stock Purchase Plan is 95% of the fair market value of the shares underlying such options.  The Employee Stock Purchase Plan provides for a payroll deduction program under which any Eligible Employee may, at his or her written instruction, specify that a pre-determined portion of such Eligible Employee’s salary or wages be deducted and applied toward the purchase of shares of the Company’s common stock in accordance with the terms of the Employee Stock Purchase Plan.

Although participation in the Employee Stock Purchase Plan is open to any Eligible Employee, the exercise of options granted under the Employee Stock Purchase Plan is entirely at such employee’s discretion.  Any option granted under the Employee Stock Purchase Plan that is not exercised prior to its expiration date immediately terminates and is of no further force or effect.  Furthermore, the termination of an Eligible Employee’s employment with the Company or the Bank for any reason (including, but not limited to, retirement or death) or a change in employment status which results in an employee’s failure to qualify as an “Eligible Employee” under the terms of the Employee Stock Purchase Plan results in the termination of such employee’s participation in the Employee Stock Purchase Plan.  Any Eligible Employee may file a written designation of beneficiary with the Company, in which such employee may designate the person or persons who are to receive any unallocated cash or shares of the Company’s common stock remaining in such employee’s account upon death.

As required by the Internal Revenue Code, no Eligible Employee may purchase stock under the Employee Stock Purchase Plan at a rate which, when aggregated with his or her other rights to purchase the Company’s common stock, exceeds $25,000 in fair market value per year.  Employee’s rights under the Employee Stock Purchase Plan are nonassignable.  Furthermore, each employee participating in the Employee Stock Purchase Plan is required to furnish written notice to the Company in the event that such employee disposes of shares acquired under the Employee Stock Purchase Plan within two years of the date of grant of the options or within one year of the date on which such shares were actually acquired.

In the event of increases, decreases or changes in the Company’s outstanding common stock resulting from a stock dividend, recapitalization, reclassification, stock split, consolidation, combination or similar event, or resulting from an exchange of shares or merger or other reorganization in which the Company is the surviving entity, then the board shall make equitable proportionate adjustments in the aggregate number and kind of shares of the Company’s common stock available for issuance, options and exercise prices under the Employee Stock Purchase Plan.

Director Compensation

Board Fees. During the fiscal year ended December 31, 2015, each non-employee director of the Bank received a fee of $500 per board meeting attended and $300 per committee meeting attended. Directors of the Bank also received an annual retainer of $30,000. Committee chairs received an additional annual retainer of $2,500 and the chairman of the board received an additional annual retainer of $5,000.  Those non-employee directors also serving on the Company’s board received an annual retainer of $15,000.

2006 Omnibus Stock Ownership and Long Term Incentive Plan. Directors of the Company and the Bank are eligible to receive awards under the Company’s 2006 Omnibus Stock Ownership and Long Term Incentive Plan. For a description of the types of awards under the Omnibus Plan, refer to the description under the heading “Omnibus Plan” on page 76.

The following table presents a summary of all compensation paid by us to our directors who are not employees for their service as such during the year ended December 31, 2015.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Curtis C. Brewer III	$57,100	$35,625	--	--	--	--	$92,725
Roy L. Harmon, Jr.	55,100	35,625	--	--	--	--	90,725
K. Wesley M. Jones	53,700	35,625	--	--	--	--	89,325
Howard Jung	65,100	35,625	--	--	--	--	100,725
Thomas B. Oxholm	35,900	35,625	--	--	--	--	71,525
F. Alton Russell	55,300	35,625	--	--	--	--	90,925
____________

(1)
At December 31, 2015, the following restricted stock awards were outstanding: Mr. Brewer – 7,750 shares; Mr. Harmon – 7,750 shares; Mr. Jones – 7,750 shares; Mr. Jung – 7,750 shares; Mr. Oxholm – 7,750 shares; and Mr. Russell – 7,750 shares.  The assumptions used in estimating the fair value of restricted stock awards are set forth in Note 10 to the Company’s audited consolidated financial statements as of December 31, 2015 and 2014.

(2)
At December 31, 2015, the following option awards were outstanding: Mr. Brewer – 6,875 shares; Mr. Harmon – 5,000 shares; Mr. Jones – 0 shares; Mr. Jung – 6,875 shares; Mr. Oxholm – 3,750 shares; and Mr. Russell – 4,375 shares.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Ordinary Banking Relationships

Certain of our officers, directors and principal stockholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, Paragon Bank in the ordinary course of business. These transactions include deposits and loans. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal stockholders, as well as their immediate family members and affiliates.

BancTenn Corp

BTIS, an affiliate of BancTenn Corp, provides information technology and data processing services to Paragon Bank. BancTenn Corp is one of our principal stockholders, owning 17.38% of our common stock as of June 6, 2016. Roy L. Harmon, Jr., a member of our board of directors, is also an officer and director of BancTenn Corp. We paid approximately $377,000 to BTIS for its services in 2015.

Policies and Procedures Regarding Related Party Transactions

Transactions by Paragon Bank or us with related parties are subject to regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions between affiliated entities, such as the Company and Paragon Bank) and the Federal Reserve’s Regulation O, (which governs certain loans by Paragon Bank to its executive officers and directors, and principal stockholders of the Company). We have adopted policies to comply with these regulatory requirements and restrictions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 6, 2016, as adjusted to reflect the sale of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares in full), for:

●	each of our named executive officers;

●	each of our directors;

●	all of our named executive officers and directors as a group; and

●	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 6, 2016 pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The table below calculates the percentage of beneficial ownership of our common stock based on  4,603,309 shares of common stock outstanding as of June 6, 2016 and 5,339,309 shares of common stock outstanding upon the closing of this offering. The table below does not reflect any shares of our common stock that officers, directors, employees and certain other persons associated with us may purchase in this offering through the directed share program described under “Underwriting.”

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed is: c/o Paragon Commercial Corporation, 3535 Glenwood Avenue, Raleigh, NC 27612.

Name	Number of Shares Beneficially Owned Prior to This Offering		%	Number of Shares Beneficially Owned After This Offering	%
Directors and named executive officers:
Curtis C. Brewer III	60,250	(1)	1.31	60,250	1.13
Steven E. Crouse	20,125	(2)	*	20,125	*
Matthew C. Davis	24,133	(3)	*	24,133	*
Roy L. Harmon, Jr.	856,375	(4)	18.58	856,375	16.02
Robert C. Hatley	111,808	(5)	2.42	111,808	2.09
K. Wesley M. Jones	53,125	(6)	1.15	53,125	*
Howard Jung	108,010	(7)	2.34	108,010	2.02
Thomas B. Oxholm	31,175	(8)	*	31,175	*
F. Alton Russell	41,725	(9)	*	41,725	*
All directors and named executive officers as a group (9 persons)	1,306,726		28.09	1,306,726	24.26

Greater than 5% stockholders
BancTenn Corp(10)	800,125		17.38	800,125	14.99
_________________

*                 Represents less than 1% of the shares outstanding.

(1)
Mr. Brewer’s ownership includes (i) 52,000 shares held by Mr. Brewer personally; (ii) 1,375 shares owned by Mr. Brewer’s spouse, as to which Mr. Brewer disclaims beneficial ownership; and (iii) 6,875 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options. Excludes 1,500 shares of restricted stock with respect to which Mr. Brewer has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(2)
Mr. Crouse’s ownership includes (i) 14,375 shares held by Mr. Crouse personally; (ii) 5,750 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options; and (iii) 10,000 shares pledged as collateral. Excludes 863 shares of restricted stock with respect to which Mr. Crouse has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(3)
Mr. Davis’s ownership includes (i) 18,383 shares held by Mr. Davis personally; (ii) 250 shares held jointly with Mr. Davis’s spouse; and (iii) 5,500 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options. Excludes 863 shares of restricted stock with respect to which Mr. Davis has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(4)
Mr. Harmon’s ownership includes (i) 39,000 shares held by Mr. Harmon personally; (ii) 12,250 shares owned by Mr. Harmon’s spouse, as to which Mr. Harmon disclaims beneficial ownership; (iii) 5,000 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options; and (iv) 800,125 shares held by BancTenn Corp. Mr. Harmon is an officer and member of the board of directors of BancTenn Corp and disclaims beneficial ownership of the shares owned by BancTenn Corp except to the extent of his pecuniary interest therein. Excludes 1,500 shares of restricted stock with respect to which Mr. Harmon has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(5)
Mr. Hatley’s ownership includes (i) 97,058 shares held by Mr. Hatley personally; (ii) 250 shares held jointly with Mr. Hatley’s spouse; (iii) 4,500 shares owned by Mr. Hatley’s spouse, as to which Mr. Hatley disclaims beneficial ownership; (iv) 10,000 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options; and (v) 38,375 shares pledged as collateral. Excludes 3,500 shares of restricted stock with respect to which Mr. Hatley has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(6)
Mr. Jones’s ownership includes (i) 53,125 shares held by Mr. Jones personally and (ii) 46,875 shares pledged as collateral. Excludes 1,500 shares of restricted stock with respect to which Mr. Jones has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(7)
Mr. Jung’s ownership includes (i) 60,550 shares held by Mr. Jung personally; (ii) 40,585 shares owned by Mr. Jung’s spouse, as to which Mr. Jung disclaims beneficial ownership; and (iii) 6,875 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options. Excludes 1,500 shares of restricted stock with respect to which Mr. Jung has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(8)
Mr. Oxholm’s ownership includes (i) 22,050 shares held by Mr. Oxholm personally; (ii) 5,375 shares owned by Mr. Oxholm’s spouse, as to which Mr. Oxholm disclaims beneficial ownership; and (iii) 3,750 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options. Excludes 1,500 shares of restricted stock with respect to which Mr. Oxholm has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(9)
Mr. Russell’s ownership includes (i) 11,125 shares held by Mr. Russell personally; (ii) 14,500 shares held jointly with Mr. Russell’s spouse; (iii) 11,725 shares owned by Mr. Russell’s spouse, as to which Mr. Russell disclaims beneficial ownership; (iv) 4,375 shares that may be acquired within 60 days of June 6, 2016 by exercising stock options; and (v) 7,250 shares pledged as collateral. Excludes 1,500 shares of restricted stock with respect to which Mr. Russell has no voting or investment power and is not expected to acquire voting or investment power within 60 days of June 6, 2016.

(10)	The mailing address for BancTenn Corp is P.O. Box 4980, Johnson City, Tennessee 37602-4980.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our articles of incorporation and bylaws.

General

Our articles of incorporation, as amended, authorize the issuance of 20,000,000 total shares of common stock, par value $0.008 per share, of which there were  4,603,309 shares outstanding on June 6, 2016. Our articles of incorporation also authorize the issuance of 1,000,000 shares of preferred stock, of which there were no shares outstanding at June 6, 2016.

Upon completion of this offering (assuming the underwriters do not exercise their option to purchase additional shares), there will be 5,339,309 shares of our common stock outstanding. Up to an additional 80,500 shares of common stock will be issuable upon exercise of outstanding options granted under our stock option plans.

Common Stock

Each share of our common stock has identical dividend, voting, liquidation and other rights.

Dividend Rights

As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to the Bank. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. Please see “Supervision and Regulation” beginning on page  120 for more information.

Holders of shares of our common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of distributions to stockholders by a business corporation. Under such provisions, distributions, including cash dividends, may not be paid if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary bank pays to us.

Voting Rights

Each share of our common stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. Our stockholders are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption

Our common stock is not subject to redemption or any sinking fund and all outstanding shares are fully paid and non-assessable.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of our subsidiary bank, we, as the sole stockholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption

Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Preferred Stock

Our articles of incorporation, as amended, authorize the issuance of 1,000,000 shares of preferred stock, no par value per share. As of the date of this prospectus, there were no shares of our preferred stock issued and outstanding.

Our articles of incorporation, subject to certain limitations, authorize our board of directors from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the preferences, limitations and relative rights of such shares of preferred stock.

Authorized But Unissued Shares

North Carolina law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This would protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects

General

The following is a summary of the material provisions of our articles of incorporation and bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. All references to the “articles of incorporation” and “bylaws” are to the articles of incorporation and bylaws of the Company in effect at the date of this prospectus.

Removal of Directors; Filling Vacancies

Our articles of incorporation provide that stockholders may remove one or more of the directors with cause which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering the directors, officers or employees. Vacancies occurring in the board of directors may be filled by the stockholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall serve only until the next meeting of stockholders at which directors are elected.

Amendment of Bylaws

Subject to certain restrictions described below, either a majority of the board of directors or our stockholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the board. Generally, our stockholders may adopt, amend or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Other Constituents

Our board of directors is permitted by our articles of incorporation to consider other constituents besides our shareholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which we or any of our subsidiaries conduct business. Further, the board is permitted to evaluate the competence, experience and integrity of any proposed acquirer as well as the prospects for success of such a takeover proposal from a regulatory perspective.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our President or at the request of the board of directors.

Supermajority Vote for Change-in-Control

Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, approval by holders of at least two-thirds of the outstanding shares of our common stock is required to effect any agreement, plan or arrangement providing for a merger, consolidation, share exchange or any other transaction requiring approval of the stockholders. With approval of the board of directors, the approval by holders of a majority of our voting securities would be required to affect any such transaction.

Certain Provisions of North Carolina Law

We have opted out of the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95.0% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20.0% of the voting shares of the company. The Control Share Acquisition Act provides that any person or party who acquires or makes a bona fide offer to acquire “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20.0%, 33.3% or a majority of all voting power) may only vote those shares if the remaining stockholders of the corporation, by resolution, permit those shares to be voted. If the stockholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other stockholders of the corporation have the right to the redemption of their shares at the fair value of the shares at the date prior to the date on which the vote was taken which gave voting rights to the “control shares.”

Certain Provisions of Federal Law

The acquisition of more than 10.0% of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25.0% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10.0% of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the Exchange Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of the company or the bank by any bank holding company under the Bank Holding Company Act. Control for purposes of the Bank Holding Company Act would be based on, among other factors, a 25.0% voting stock test or on the ability of the holding company otherwise to control the election of a majority of our board of directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

The Exchange Act requires that a purchaser of any class of a corporation’s securities registered under the Exchange Act notify the SEC and such corporation within 10 days after its purchases exceed 5.0% of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to materially alter the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Exchange Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is Issuer Direct Corporation, Morrisville, North Carolina.

Exchange Listing

We have applied to list our common stock on the NASDAQ Capital Market under the symbol “PBNC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, our common stock has been quoted on the OTCQX marketplace under the ticker symbol “PBNC.”  Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon completion of this offering, we expect to have 5,339,309 shares of common stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares). Of these shares, the 736,000 shares of our common stock sold by us in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining 4,603,309 outstanding shares, will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or exemption from registration is available.

Lock-Up Agreements

Our executive officers and directors, certain executive officers and directors of Paragon Bank and certain other persons, who will own in the aggregate approximately  1,537,712  shares of our common stock after this offering (assuming they do not purchase any shares in this offering), have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the closing of this offering. Please see “Underwriting—Lock-Up Agreements” on page 102 for additional information.  As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell their shares without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of our common stock then-outstanding, which will equal approximately 53,393 shares immediately after this offering (or  54,497 shares if the underwriters exercise their option to purchase additional shares of our common stock in full); and

•
the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and the availability of current public information about us.

Subject to the 180-day lock-up period described above, approximately 4,603,309 shares of our common stock will be eligible for sale under Rule 144 subject to limitations on sales by affiliates. We cannot estimate the number of shares of our common stock that our existing shareowners will elect to sell under Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our stock incentive plans and Employee Stock Purchase Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness of this S-8 registration statement, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

SUPERVISION AND REGULATION

Bank holding companies and state commercial banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes and rules and regulations that affect or may affect the Company and Paragon Bank. This summary contains what management believes to be the material information related to the supervision and regulation of the Company and Paragon Bank but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses, or to bank holding companies or banks generally. Supervision, regulation and examination of the Company and Paragon Bank by the regulatory agencies are intended primarily for the protection of depositors, the Deposit Insurance Fund, or DIF, of the Federal Deposit Insurance Corporation, or FDIC, and the financial system rather than shareholders of the Company and Paragon Bank. We cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which the business of the Company and Paragon Bank may be affected by a statute or regulation. Changes in such laws and regulations may have a material effect on our business and prospects.

Regulation of the Company

As a registered bank holding company, we are subject to regulation under the BHCA and to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve System, or the Federal Reserve. Pursuant to the BHCA, the Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.  The Federal Reserve Board and the FDIC have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies.  These standards relate to the institution’s key operating functions, including but not limited to capital management, internal controls, internal audit system, information systems and data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, asset growth, asset quality, earnings, liquidity and risk management.

The BHCA generally prohibits a bank holding company from retaining direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank or bank holding company or engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

Under Federal Reserve policy and as has been recently codified by the Dodd-Frank Act, the Company is expected to act as a source of financial strength for Paragon Bank and to commit resources to support the Bank. This support may be required at times when we might not be inclined to provide it or it might not be in our best interests or the best interests of our shareholders. In addition, any capital loans made by the Company to Paragon Bank will be repaid only after the Bank’s deposits and various other obligations are repaid in full.

Acquiring Control of a Bank Holding Company

The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company.  The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before:

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it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

●	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

●	it may merge or consolidate with any other bank holding company.

The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the Community Reinvestment Act of 1977, both of which are discussed elsewhere in more detail.

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

●	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act; or

●	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock will be registered under Section 12 of the Exchange Act following the conclusion of this offering. The regulations provide a procedure for challenging rebuttable presumptions of control.

Regulation of Paragon Bank

Paragon Bank has a North Carolina state charter and is subject to regulation, supervision and examination by the FDIC and the North Carolina Commissioner of Banks, or NCCOB.

Paragon Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations and is supervised and examined by state and federal bank regulatory agencies. The FDIC and the NCCOB regularly examine the operations of Paragon Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.  Each of Paragon Bank’s depository accounts is insured by the FDIC against loss to the depositor to the maximum extent permitted by applicable law, and federal law and regulatory policy impose a number of obligations and restrictions on the Company and Paragon Bank to reduce potential loss exposure to depositors and to the DIF.

The Federal Deposit Insurance Act, or the FDIA, provides that amounts received from the liquidation or other resolution of any insured depository institution must be distributed, after payment of secured claims, to pay the deposit liabilities of the institution before payment of any other general creditor or stockholder of that institution – including that institution’s parent holding company.  This provision would give depositors a preference over general and subordinated creditors and stockholders if a receiver is appointed to distribute the assets of a bank.

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, popularly known as the “Bank Merger Act,” requires the prior written approval of appropriate federal bank regulatory agencies before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state nonmember bank.

The Bank Merger Act prohibits the applicable federal bank regulatory agency from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the applicable federal bank regulatory agency from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the applicable federal bank regulatory agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the applicable federal bank regulatory agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities.

State Regulation of the Company and the Bank

Paragon Bank is subject to extensive supervision and regulation by the NCCOB. The NCCOB oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCCOB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the NCCOB describing in detail their resources, assets, liabilities, and financial condition. Among other things, the NCCOB regulates mergers and consolidations of state-chartered banks, capital requirements for banks, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

The NCCOB has extensive enforcement authority over North Carolina banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties. The NCCOB may also take possession of a North Carolina bank in various circumstances, including for a violation of its charter or of applicable laws, operating in an unsafe and unsound manner, or as a result of an impairment of its capital, and may appoint a receiver.

The NCCOB also regulates the Company pursuant to Chapters 53 and 53C of the North Carolina General Statutes.  These laws require bank holding companies to register with the NCCOB and grant the NCCOB broad supervisory and enforcement authority in connection with formation, merger and change in control transactions involving North Carolina bank holding companies and their nonbank subsidiaries.  These laws also grant the NCCOB the ability to issue cease and desist orders and to seek civil money penalties.

Payment of Dividends and Other Restrictions

The Company is a legal entity separate and distinct from the Bank. While there are various legal and regulatory limitations under federal and state law on the extent to which banks can pay dividends or otherwise supply funds to holding companies, the principal source of cash revenues for the Company is dividends from the Bank. The relevant federal and state regulatory agencies have authority to prohibit a state bank or bank holding company, which would include the Bank and the Company, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business.

North Carolina commercial banks, such as Paragon Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Specifically, an insured depository institution, such as Paragon Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past four quarters is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if any of the holding company’s bank subsidiaries are classified as undercapitalized.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Capital Adequacy

The Company must comply with the Federal Reserve’s established capital adequacy standards, and Paragon Bank is required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. Under revised capital standards that apply to us and the Bank as of January 1, 2015, the minimum risk-based capital ratios are a common equity Tier 1 capital to risk-weighted assets ratio of 4.5%, a Tier 1 capital to risk-weighted assets ratio of 6%, and a total capital to risk-weighted assets ratio of 8%. In addition, to avoid restrictions on capital distributions and discretionary bonus payments, we and the Bank are required to meet a capital conservation buffer of common equity Tier 1 capital in addition to the minimum common equity Tier 1 capital ratio.  The capital conservation buffer is being phased in beginning January 1, 2016 until January 1, 2019, at which point it will be set at 2.5% common equity Tier 1 capital to risk-weighted assets, which sits “on top” of the 4.5% minimum common equity Tier 1 to risk-weighted assets ratio. Common equity Tier 1 capital is predominantly comprised of retained earnings and common stock instruments (that meet strict delineated criteria), net of treasury stock, and after making necessary capital deductions and adjustments.  Tier 1 capital is comprised of common equity Tier 1 capital plus Additional Tier 1 capital, which consists of noncumulative perpetual preferred stock and similar instruments meeting specified eligibility criteria and “TARP” preferred stock and other instruments issued under the Emergency Economic Stabilization Act of 2008.  Total capital is comprised of Tier 1 capital plus Tier 2 capital, which consists of subordinated debt with a minimum original maturity of at least five years and a limited amount of loan loss reserves.

At March 31, 2016, Paragon Bank’s risk-based capital ratios, as calculated under the revised capital standards, were 10.78% common equity Tier 1 capital to risk weighted assets, 10.78% Tier 1 capital to risk weighted assets, and 11.48% total capital to risk weighted assets. At December 31, 2015, these ratios were 10.90%, 10.90%, and 11.59%, respectively.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average total on-balance sheet assets, less goodwill and certain other intangible assets, of 4% for bank holding companies. The Company’s ratio was 8.88% at March 31, 2016 and 8.66% and 9.02% at December 31, 2015 and 2014, respectively. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indications of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

The Federal Deposit Insurance Act, or FDI Act, requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio, Common Equity Tier 1 Capital ratio and the leverage ratio. Under the current regulatory framework, an FDIC-insured bank is:

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“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 8% or greater, a Common Equity Tier 1 Capital ratio of 6.5% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

●
“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a Common Equity Tier 1 Capital ratio of 4.5% or greater and a leverage ratio of 4% or greater and is not “well capitalized”;

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“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 6%, a Common Equity Tier 1 Capital ratio of less than 4% or a leverage ratio of less than 4%;

●
“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 4%, a Common Equity Tier 1 Capital ratio of less than 3% or a leverage ratio of less than 3%; and

●	“critically undercapitalized” if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of March 31, 2016, Paragon Bank had capital levels that qualify as “well capitalized” under applicable regulations.

The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank is or would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan until the institution has been adequately capitalized on average during each of four consecutive calendar quarters. The aggregate liability of the parent holding company under such guarantee is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is also subject to certain limitations relating to brokered deposits.

The regulatory capital framework under which the Company and Paragon Bank operate has recently changed in significant respects as a result of the Dodd-Frank Act, which was enacted in July 2010, and other regulations, including the separate regulatory capital requirements put forth by the Basel Committee on Banking Supervision, commonly known “Basel III.”

In July 2013, the Federal Reserve, FDIC and Office of the Comptroller of the Currency approved final rules that establish an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rules implement in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act. The rules began to apply to us and the Bank beginning January 1, 2015.

The major provisions of the new rule applicable to us and the Bank are:

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The new rules implement higher minimum capital requirements described above in this section, including a new common equity Tier 1 capital requirement and capital conservation buffer, and establish criteria that instruments must meet in order to be considered common equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments such as trust preferred securities in Tier 1 capital going forward, and new constraints on the inclusion of minority interests, mortgage-servicing assets (MSAs), deferred tax assets (DTAs), and certain investments in the capital of unconsolidated financial institutions. These enhancements both improve the quality and increase the quantity of capital required to be held by banking organizations compared to the previous capital rules, better equipping the U.S. banking system to deal with adverse economic conditions.

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The new rules also affect the inclusion of mortgage servicing assets, or MSAs, as an element of capital.  Specifically, MSAs are limited to 10% of a bank’s common equity Tier 1 capital and the combined balance of MSAs, deferred tax assets, and investments in the common stock of unconsolidated financial institutions is limited to 15% of a bank’s common equity Tier 1 capital. These combined assets must be deducted from common equity to the extent that they exceed the 15% threshold.  Any portion of a bank’s MSAs that are not deducted from the calculation of common equity Tier 1 will be subject to a 100% risk weight that will increase to 250% in 2018.

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The new rules also increase the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and make selected other changes in risk weights and credit conversion factors.

Compliance by the Company and Paragon Bank with these new capital requirements will likely affect their respective operations.

The Volcker Rule

Under provisions of the Dodd-Frank Act referred to as the “Volcker Rule,” and related rules adopted by the federal bank regulatory agencies, the SEC and the Commodity Futures Trading Commission, certain limitations are placed on the ability of insured depository institutions and their affiliates to engage in sponsoring, investing in and transacting with certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities. The Volcker Rule became fully effective in July 2015, and banking entities currently have until July 2016 to divest certain legacy investments in covered funds. The Volcker Rule is not expected to have a material impact on our operations.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans. Paragon Bank’s respective loan policies establish limits on loan to value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Lending operations of commercial banks may be subject to enhanced scrutiny by federal banking regulators based on a bank’s concentration of commercial real estate, or CRE, loans. The federal banking regulators have issued final guidance to remind financial institutions of the risk posed by commercial real estate, or CRE, lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

●	total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution’s total capital; or

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total CRE loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased over 50% or more during the prior 36 months.

As of March 31, 2016, our C&D concentration as a percentage of bank capital totaled 53% and our CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 366%.

Limits on Loans to One Borrower

The Bank generally is subject to both FDIC regulations and North Carolina law regarding loans to any one borrower, including related entities.  Under applicable law, with certain limited exceptions, loans and extensions of credit by a state chartered nonmember bank to a person outstanding at one time and not fully secured by collateral having a market value at least equal to the amount of the loan or extension of credit may not exceed 15% of Total Risk-Based Capital of the Bank.  Loans and extensions of credit fully secured by readily marketable collateral having a market value at least equal to the amount of the loan or extension of credit may not exceed an additional 10% of Total Risk-Based Capital of the Bank.  The Bank’s legal lending limit for loans to one borrower was approximately $18.4 million at March 31, 2016.  At that date, the Bank had no lending relationships in excess of the loans-to-one-borrower limit. The Bank has imposed an internal lending limit and maximum relationship exposure of approximately $10 million for new extensions of credit, with exceptions approved by a committee of the Bank’s board of directors.

Restrictions on Affiliate Transactions

Sections 23A and 23B of the Federal Reserve Act establish parameters for a bank to conduct “covered transactions” with its affiliates, with the objective of limiting risk to the insured bank.  Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate and several other types of transactions.

The Dodd-Frank Act imposes new restrictions on transactions between affiliates by amending these two sections of the Federal Reserve Act.  Under the Dodd-Frank Act, restrictions on transactions with affiliates are enhanced by (i) including among “covered transactions” transactions between bank and affiliate-advised investment funds; (ii) including among “covered transactions” transactions between a bank and an affiliate with respect to securities repurchase agreements and derivatives transactions; (iii) adopting stricter collateral rules; and (iv) imposing tighter restrictions on transactions between banks and their financial subsidiaries.

Liquidity Requirements

FDIC policy requires that banks maintain an average daily balance of liquid assets (cash, certain time deposits, mortgage-backed securities, loans available for sale and specified United States government, state, or federal agency obligations) in an amount which it deems adequate to protect the safety and soundness of the bank.  The FDIC currently has no specific level which it requires. The Bank maintains its liquidity position under policy guidelines based on liquid assets in relationship to total assets.  Based on its policy calculation guidelines, the Bank’s calculated liquidity ratio was 12.87% of total assets at March 31, 2016, which management believes is adequate.

Regulatory Restrictions on Acquisitions

We must comply with numerous laws related to any potential acquisition activity. As described above, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. The acquisition of non-banking companies is also regulated by the Federal Reserve. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation, subject to Federal Reserve approval and certain other conditions and concentration limits. Additionally, the Dodd-Frank Act amended federal law to permit banks to establish de novo branch in any state if that state would permit a bank organized in that state to open a branch.

FDIC Insurance Assessments

The assessment rate paid by each DIF member institution is based on its relative risks of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Paragon Bank’s insurance assessments during 2015 and 2014 were $836,000 and $842,000, respectively. Because of the growing number of bank failures and costs to the DIF, the FDIC required a special assessment during 2009.  An institution’s supervisory subgroup category is based on the FDIC’s assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The Dodd-Frank Act expands the base for FDIC insurance assessments, requiring that assessments be based on the average consolidated total assets less tangible equity capital of a financial institution. On February 7, 2011, the FDIC approved a final rule to implement the foregoing provision of the Dodd-Frank Act. Among other things, the final rule revises the assessment rate schedule to provide initial base assessment rates ranging from 5 to 35 basis points, subject to adjustments which could increase or decrease the total base assessment rates. The FDIC has three possible adjustments to an institution’s initial base assessment rate: (1) a decrease of up to five basis points (or 50% of the initial base assessment rate) for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt; (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment; and (3) for institutions not well rated and well capitalized, an increase not to exceed 10 basis points for brokered deposits in excess of 10 percent of domestic deposits.

The law also gives the FDIC enhanced discretion to set assessment rate levels.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation, or the FICO. The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2014 ranged from 155 basis points in the first quarter to 150 basis points in the fourth quarter per $100 of assessable deposits. These assessments will continue until the debt matures in 2017 through 2019.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s Community Reinvestment Act performance and to review the institution’s Community Reinvestment Act public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of the regulators’ written Community Reinvestment Act evaluations of financial institutions. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution’s community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports relating to such agreements must be made available to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory Community Reinvestment Act rating in its latest Community Reinvestment Act examination. Paragon Bank received a “Satisfactory” rating in its last CRA examination, which was conducted as of February 4, 2013.

Additional Legislative and Regulatory Matters

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The USA PATRIOT ACT also contained the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions.  The act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operations of financial institutions.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the OFAC rules based on their administration by the U.S. Treasury’s Office of Foreign Assets Control. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure of a financial institution to comply with these sanctions could result in legal consequences for the institution.

Sarbanes-Oxley applies to public companies, such as the Company following this offering, a variety of requirements to address corporate and accounting fraud and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. Sarbanes-Oxley imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement, and increases the oversight and authority of audit committees of publicly traded companies.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes a significant portion of a bank’s earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on our business and results of operations cannot be predicted.

Current and future legislation and the policies established by federal and state regulatory authorities will affect our future operations. Banking legislation and regulations may limit our growth and the return to our investors by restricting certain of our activities.

In addition, capital requirements could be changed and have the effect of restricting the activities of the Company or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our business and results of operations.

Limitations on Incentive Compensation

In June 2010, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued incentive compensation guidance that covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group.  This guidance is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

As required by the Dodd-Frank Act, in March 2011 the SEC and the federal bank regulatory agencies (including the Federal Reserve and the FDIC) proposed regulations that would prohibit financial institutions with assets of at least $1 billion from maintaining executive compensation arrangements that encourage inappropriate risk taking by providing excessive compensation or that could lead to material financial loss. These proposed regulations incorporate the principles discussed in the Federal Reserve’s June 2010 incentive compensation guidance. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which we may structure compensation for our executives. The comment period for these proposed regulations has closed and a final rule has not been published.

Financial Holding Company Status

Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company’s insured depository institution subsidiaries are “well capitalized” and “well managed.” Additionally, the Community Reinvestment Act of 1977 rating of each subsidiary bank must be satisfactory or better. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company. We have not filed an election to become a financial holding company, and qualification as such by other bank holding companies has not had a material effect on our or the Bank’s business.

Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall economic growth may affect interest rates, and thus may impact the distribution of bank loans, investments and deposits, and interest rates that banks charge on loans or pay on deposits. The Federal Reserve’s monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on our business and earnings cannot be predicted.

Evolving Legislation and Regulatory Action

We and the Bank continue to experience a period of rapidly changing regulations and an environment of constant regulatory reform. The most significant recent regulatory reform, the Dodd-Frank Act, was signed into law in 2010 and implements many changes to how financial and banking operations are regulated in the United States, including through the creation of a new resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions intended to strengthen the financial services sector. Pursuant to the Dodd-Frank Act the Financial Stability Oversight Council, or the FSOC, was created and is charged with overseeing and coordinating the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. Under the Dodd-Frank Act the CFPB was also created as a new consumer financial services regulator. The CFPB is authorized to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive. Several aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. As a result, the overall financial impact on the Company and Paragon Bank cannot be anticipated at this time.

Legislative and regulatory initiatives are periodically introduced in the U.S. Congress and state legislatures, as well as by regulatory agencies.  Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions, and could change banking statutes and regulations or the operating environment of the Company and Paragon Bank in substantial and unpredictable ways.  We cannot predict whether any new legislation or regulations will be adopted or any other such initiatives will be commenced and, if adopted or commenced, the effect that it would have on the financial condition or results of operations of the Company or Paragon Bank.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

 The following discussion summarizes certain material U.S. federal income tax consequences applicable to “U.S. holders” (as defined below) with respect to the purchase, ownership and disposition of our common stock. This summary is limited to investors who will hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. In addition, this summary does not address any state, local or non-U.S. income tax consequences or any other tax consequences applicable to any U.S. holder, or any tax consequences to holders of common stock who are not U.S. holders.

This discussion does not address the tax consequences to investors who are subject to special tax rules, including:

●	banks and other financial institutions;

●	insurance companies;

●	governments and governmental entities;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	persons who will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes;

●	regulated investment companies;

●	real estate investment trusts;

●	thrift institutions;

●	a person who purchases or sells our common stock as part of a wash sale for tax purposes;

●	U.S. expatriates;

●	tax-exempt organizations;

●	persons whose functional currency is not the U.S. dollar;

●	persons who are subject to alternative minimum tax;

●	persons who acquire their shares of our common stock through the exercise of an employee stock option or otherwise as compensation; and

●	partnerships and other pass-through entities.

These investors may be subject to tax rules that differ significantly from those summarized below.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are an entity taxable as a partnership, or a member or partner of an entity taxable as a partnership, holding our common stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of our common stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S.Treasury regulations to be treated as a U.S. person.

This summary is based upon current provisions of the Code, U.S. Treasury regulations promulgated under the Code and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. You are urged to consult your own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of our common stock.

U.S. Holders

Distributions on Our Common Stock

In general, if distributions are made with respect to our common stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in our common stock. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “U.S. Holders — Sale or Redemption of Our Common Stock.”

Under current law, distributions paid to a U.S. holder that is an individual or other non-corporate holder of our common stock generally will be subject to a reduced maximum federal income tax rate, to the extent such distributions are treated as dividends and are treated as “qualified dividend income” for U.S. federal income tax purposes. The maximum tax rates for qualified dividend income are based on such U.S. holder’s level of overall taxable income for the year, and the applicable thresholds are adjusted annually for inflation.

The rate reduction does not apply to dividends that are paid to individual stockholders with respect to common stock that is held for 60 days or less during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code. In addition, please see “Medicare Tax on Unearned Income” below for the possible application of an additional 3.8% Medicare tax on certain dividends and other “net investment income.”

Dividends received by corporate holders of our common stock may be eligible for a dividends-received deduction equal to 70% of the amount of the distribution, subject to applicable limitations. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code. We strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on qualified dividends described above, U.S. holders may not count towards their holding period any period in which they (i) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of our common stock, or substantially identical stock or securities, (ii) are the grantor of an option to buy our common stock, or substantially identical stock or securities or (iii) otherwise have diminished their risk of loss on our common stock by holding one or more other positions with respect to substantially similar or related property.

Sale or Redemption of Our Common Stock

On the sale or other taxable disposition of our common stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the sale or other taxable disposition (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above under “U.S. Holders – Distributions on Our Common Stock,” to U.S. holders of record who have not previously included such dividends in income) and (ii) your adjusted income tax basis in the common stock. Any such capital gain or loss will constitute long-term capital gain or loss if you have held (or are treated as having held) your common stock for more than one year as of the date of the sale or disposition.

Under current law, if a U.S. holder is an individual or other non-corporate holder, net long-term capital gain realized by such U.S. holder is subject to a reduced rate of taxation. The deduction of capital losses is subject to limitations. Please see “Medicare Tax on Unearned Income” below for the possible application of an additional Medicare tax on certain “net investment income.” We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Medicare Tax on Unearned Income

A U.S holder that is an individual, an estate or a trust that does not fall into a special class of trusts exempt from such tax will be subject to a 3.8% Medicare tax on the lesser of (i) the U.S. holder’s “net investment income” (undistributed net taxable investment income” in the case of a trust) for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is $250,000 for joint filers or surviving spouses, $125,000 for married taxpayers filing separately, and $200,000 for other individuals).  A U.S. holder’s net investment income generally will include the dividend income and any net gains from the disposition of our common stock. If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding

Information reporting will generally apply to non-corporate U.S. holders with respect to payments of dividends on our common stock and to certain payments of proceeds on the sale or other disposition of our common stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding on payments of dividends on our common stock and certain payments of proceeds on the sale or other disposition of our common stock unless the beneficial owner of our common stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. The applicable rate for backup withholding is based on the individual income tax rates and for 2016 is 28% of applicable proceeds.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY. IT DOES NOT ADDRESS ALL ASPECTS OR DETAILS OF U.S. FEDERAL INCOME TAXATION THAT MIGHT BE RELEVANT OR MATERIAL TO INVESTORS IN CONNECTION WITH AN INVESTMENT IN OUR COMMON STOCK.  THIS TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS SPECIFIC STATE, LOCAL, FOREIGN INCOME TAX OR OTHER TAX LAWS.  DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF INVESTING IN OUR COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we and Raymond James & Associates, Inc., as representative for the underwriters named below, will enter into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to the terms and conditions in the underwriting agreement, each underwriter has agreed, severally and not jointly, to purchase, and we have agreed to sell, the number of shares of our common stock indicated in the following table. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares.

Underwriter	Number of Shares
Raymond James & Associates, Inc.
Sandler O'Neill & Partners, L.P.
Total	736,000

Our shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement, including the listing of our common stock on the NASDAQ Capital Market. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock in this offering if any are purchased, other than those shares covered by the option described below.

If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

Commission and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.

At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our officers, directors, employees and certain other persons who have expressed an interest in participating in this offering. We expect these persons to purchase no more than 5% of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Those purchases will be made on the same terms and conditions as purchasers unrelated to us and, to the extent sold to a person party to a lock-up agreement, the shares under this program will be subject to a 180-day lock-up arrangement as described below under “—Lock-Up Agreements.”

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase an additional 110,400 shares, discussed below:

Total
	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us (before expenses)

We estimate the expenses of this offering, not including the underwriting discounts, will be approximately $600,000, which are payable by us. We have agreed to reimburse the underwriters up to $170,000 for certain of their out-of-pocket expenses, including, without limitation, certain expenses attributable to filings with the Financial Industry Regulatory Authority, or FINRA, and the registration or qualification of our shares of common stock for offering and sale under state securities laws, including in both cases reasonable legal fees. In accordance with FINRA Rule 5110, these reimbursed expenses and fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 110,400 additional shares of our common stock, at the public offering price less underwriting discounts and conditions. The underwriters may exercise this option, in whole or from time to time in part, only to cover over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase, and we will be obligated to sell, a number of additional shares of our common stock proportionate to such underwriter’s initial amount reflected next to their name relative to the total amount in the table above.

Lock-Up Agreements

We, our executive officers and directors, certain executive officers and directors of Paragon Bank and certain other persons have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions:

●
offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any right to purchase or otherwise acquire, shares of our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement in connection therewith under the Securities Act; or

●
enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements.

Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be:

● our historical performance;

● estimates of our business potential and our earnings prospects;

● an assessment of our management;

● and the consideration of the above factors in relation to market valuation of companies in related businesses.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

Exchange Quotation

We have applied to have our common stock approved for listing on the NASDAQ Capital Market under the symbol “PBNC.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their directors, officers, employees, agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their directors, officers, employees, agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may, but are not obligated to, engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

●	stabilizing transactions;

●	short sales; and

●	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. The underwriters and/or their respective affiliates have in the past engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our common stock. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities, and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and its exhibits, schedules, and amendments.

After we have completed this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above or via our website at www.paragonbank.com. In addition, we will provide electronic or paper copies of our filings free of charge upon request. We intend to furnish to our stockholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

Certain matters will be passed upon for the underwriters by Troutman Sanders LLP, Richmond, Virginia.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2015 and 2014 have been included in this prospectus and in the registration statement in reliance upon the report of Elliott Davis Decosimo, PLLC, independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Paragon Commercial Corporation

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (Unaudited)
March 31, 2016 and December 31, 2015
(Balance Sheet as of December 31, 2015 is derived from Audited Financial Statements)

(In thousands, except share data)	2016	2015
Assets
Cash and due from banks:
Interest-earning	$22,884	$30,993
Noninterest-earning	28,675	24,537
Investment securities - available-for-sale, at fair value	182,157	168,896
Federal Home Loan Bank stock, at cost	7,232	8,061
Loans - net of unearned income and deferred fees	1,044,981	1,016,156
Allowance for loan losses	(7,931)	(7,641)
Net loans	1,037,050	1,008,515
Accrued interest receivable	3,858	3,795
Bank premises and equipment, net	16,281	16,433
Bank owned life insurance	28,497	28,274
Other real estate owned	5,228	5,453
Deferred tax assets	4,304	4,118
Other assets	5,011	6,836
Total assets	$1,341,177	$1,305,911

Liabilities and stockholders' equity
Deposits:
Noninterest-bearing demand	$166,556	$158,974
Interest-bearing checking and money market	624,199	504,092
Time deposits	256,378	319,781
Total deposits	1,047,133	982,847
Repurchase agreements and federal funds purchased	24,494	30,580
Federal Home Loan Bank advances	142,500	165,000
Other borrowings	4,173	4,800
Subordinated debentures	18,558	18,558
Other liabilities	4,147	6,468
Total liabilities	1,241,005	1,208,253
Stockholders' equity:
Common stock, $0.008 par value; 20,000,000 shares authorized;	37	37
4,581,334 issued and outstanding as of March 31, 2016
and December 31, 2015
Additional paid-in-capital	53,235	53,147
Accumulated other comprehensive loss	(1,298)	(886)
Retained earnings	48,198	45,360
Total stockholders' equity	100,172	97,658
Total liabilities and stockholders' equity	$1,341,177	$1,305,911

See accompanying notes to these unaudited consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
Three Months Ended March 31, 2016 and 2015

(In thousands, except per share data)	2016	2015
Interest income
Loans and fees on loans	$11,190	$10,067
Investment securities and FHLB stock	1,219	1,227
Federal funds and other	58	26
Total Interest income	12,467	11,320
Interest expense
Interest-bearing checking and money market	857	615
Time deposits	567	964
Borrowings and repurchase agreements	492	289
Total interest expense	1,916	1,868
Net interest income	10,551	9,452
Provision for loan losses	-	571
Net interest income after provision for loan losses	10,551	8,881
Non-interest income
Increase in cash surrender value of bank owned life insurance	223	201
Net gain on sale of securities	85	423
Service charges and fees	58	51
Mortgage origination fees and gains on sale of loans	32	37
Net loss on sale or impairment of foreclosed assets	(212)	(337)
Other fees and income	80	109
Total non-interest income	266	484
Non-interest expense
Salaries and employee benefits	3,867	3,219
Furniture, equipment and software costs	492	450
Occupancy	344	349
Data processing	296	280
Director related fees and expenses	252	206
Professional fees	237	137
FDIC and other supervisory assessments	195	227
Advertising and public relations	188	245
Unreimbursed loan costs and foreclosure related expenses	69	171
Other	660	596
Total non-interest expense	6,600	5,880
Income before income taxes	4,217	3,485
Income tax expense	1,379	1,177
Net income	$2,838	$2,308

Net income per common share
Basic	$0.62	$0.52

Diluted	$0.62	$0.51

See accompanying notes to these unaudited consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
Three Months Ended March 31, 2016 and 2015

(In thousands)	2016	2015

Net income	$2,838	$2,308

Other comprehensive income (loss) items:
Securities available for sale:
Unrealized gains	995	1,364
Reclassification of gains recognized in net income	(85)	(423)
Other comprehensive income	910	941
Deferred tax expense	347	361
Other comprehensive income, net of tax	563	580

Cash flow hedges:
Unrealized losses	(1,561)	(1,191)
Other comprehensive loss	(1,561)	(1,191)
Deferred tax benefit	(586)	(456)
Other comprehensive loss, net of tax	(975)	(735)

Total other comprehensive loss, net of tax	(412)	(155)

Comprehensive income	$2,426	$2,153

See accompanying notes to these unaudited consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)
Three Months Ended March 31, 2016 and 2015

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Retained	Stockholders'
(In thousands, except share data)	Shares	Amount	Capital	Income (Loss)	Earnings	Equity
Balance at December 31, 2015	4,581,334	$37	$53,147	$(886)	$45,360	$97,658

Net income	-	-	-	-	2,838	2,838

Unrealized gain on securities, net of tax expense of $347	-	-	-	563	-	563

Unrealized loss on cash flow hedges, net of tax benefit of $586	-	-	-	(975)	-	(975)

Restricted stock expense recognized	-	-	88	-	-	88
Balance at March 31, 2016	4,581,334	$37	$53,235	$(1,298)	$48,198	$100,172

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Retained	Stockholders'
(In thousands, except share data)	Shares	Amount	Capital	Income (Loss)	Earnings	Equity
Balance at December 31, 2014	4,530,000	$36	$52,358	$1,142	$34,126	$87,662

Net income	-	-	-	-	2,308	2,308

Unrealized gain on securities, net of tax expense of $361	-	-	-	580	-	580

Unrealized loss on cash flow hedges, net of tax benefit of $456	-	-	-	(735)	-	(735)

Restricted stock expense recognized	-	-	72	-	-	72

Issuance of stock for employee stock purchase plan	7,595	-	137	-	-	137
Balance at March 31, 2015	4,537,595	$36	$52,567	$987	$36,434	$90,024

See accompanying notes to these unaudited consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
Three Months Ended March 31, 2016 and 2015

(In thousands)	2016	2015
Cash flows from operating activities:
Net income	$2,838	$2,308
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	352	342
Provision for loan losses	-	571
Net loss on sale or impairment of foreclosed assets	212	336
Increase in cash surrender value of life insurance	(223)	(200)
Accretion of premiums/discounts on securities, net	271	197
Net gain on sale of securities	(85)	(423)
Deferred tax expense	53	16
Restricted stock expense	88	72
Changes in assets and liabilities:
Accrued interest receivable and other assets	201	948
Accrued interest payable and other liabilities	(2,321)	(980)
Net cash provided by operating activities	1,386	3,187
Cash flows from investing activities:
Net (increase) decrease in Federal Home Loan Bank stock	829	(1,268)
Purchase of securities available for sale	(33,085)	(1,514)
Proceeds from maturities and paydowns of securities available for sale	4,834	3,392
Proceeds from sales of securities available for sale	15,714	28,779
Net increase in loans	(28,535)	(75,521)
Proceeds from sale of foreclosed real estate	13	83
Additions to bank premises and equipment	(200)	(95)
Other investing activites, net	-	(5)
Net cash used in investing activities	(40,430)	(46,149)
Cash flows from financing activities:
Net increase in demand and money market deposit accounts	127,689	98,845
Net decrease in time deposits	(63,403)	(34,400)
Net increase (decrease) in repurchase agreements	(6,086)	5,701
Net increase (decrease) in FHLB and other borrowings	(23,127)	34,394
Issuance of common stock for employee stock purchase plan	-	137
Net cash provided by financing activities	35,073	104,677
Net change in cash and cash equivalents	(3,971)	61,715
Cash and cash equivalents at beginning of year	55,530	36,395
Cash and cash equivalents at end of year	$51,559	$98,110

See accompanying notes to these unaudited consolidated financial statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

On June 30, 2001, Paragon Commercial Corporation (the “Company”) was formed as a holding company for Paragon Commercial Bank (the “Bank”). The Company currently has no operations and conducts no business on its own other than owning the Bank and two Trusts, Paragon Commercial Capital Trust I and II.

The Bank was incorporated on May 4, 1999 and began banking operations on May 10, 1999. The Bank is engaged in general commercial banking in Wake and Mecklenburg Counties, NC, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

The Company formed Paragon Commercial Capital Trust I (“Trust I”) during 2004 in order to facilitate the issuance of trust preferred securities.  Trust I is a statutory business trust formed under the laws of the state of Delaware, of which all common securities are owned by the Company. The Company formed Paragon Commercial Capital Trust II (“Trust II”) during 2006 to serve the same purpose. The junior subordinated debentures issued by the Company to the trusts are classified as debt and the Company’s equity interest in the trusts are included in other assets.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as minority interests in unconsolidated subsidiaries. The junior subordinated debentures do not qualify as Tier 1 regulatory capital.

In addition to its headquarters and operations center in Raleigh, North Carolina, the Bank has locations in Charlotte and Cary, North Carolina.

NOTE 2 – BASIS OF PRESENTATION

The accompanying  unaudited consolidated financial statements include the accounts and transactions of Paragon Commercial Corporation and Paragon Commercial Bank. All significant intercompany transactions and balances are eliminated in consolidation.  Paragon Commercial Capital Trusts I and II are not consolidated subsidiaries of the Company.

The consolidated financial information included herein as of and for the periods ended March 31, 2016 and 2015 is unaudited. Accordingly, it does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. However, such information reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the financial condition and results of operations for the interim periods. The December 31, 2015 consolidated balance sheet was derived from the Company’s December 31, 2015 audited Consolidated Financial Statements as of and for the periods ended December 31, 2015.  These unaudited interim consolidated financial statements as of and for the periods ended March 31, 2016 and 2015 should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014.

The accounting policies followed by the Company and other relevant information is contained in the notes to the audited consolidated financial statements within the Company’s 2015 annual report as of and for the years ended December 31, 2015 and 2014.

NOTE 2 – BASIS OF PRESENTATION (Continued)

Earnings Per Common Share

Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period.  Diluted net income per common share reflects the potential dilution that could occur if outstanding stock options were exercised.

Basic and diluted net income per common share have been computed based upon net income as presented in the accompanying unaudited Consolidated Statements of Income divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	March 31,	December 31,
	2016	2015
Shares used in the computation of earnings per share:
Weighted average number of shares outstanding - basic	4,545,505	4,485,043
Dilutive effect of restricted shares	28,950	29,068
Weighted average number of shares outstanding - diluted	4,574,455	4,514,111

Weighted average anti-dilutive stock options and unvested restricted shares excluded from the computation of diluted earnings per share are as follows:

	March 31,	December 31,
	2016	2015
Anti-dilutive stock options	81,500	81,500
Unvested restricted shares	32,006	40,936

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued guidance which clarifies that performance targets associated with stock compensation should be treated as a performance condition and should not be reflected in the grant date fair value of the stock award. The amendments will be effective for the Company for fiscal years that begin after December 15, 2015. The Company will apply the guidance to all stock awards granted or modified after the amendments are effective. The Company does not expect these amendments to have a material effect on its financial statements.

In February 2015, the FASB issued guidance which amends the consolidation requirements and significantly changes the consolidation analysis required under U.S. GAAP. Although the amendments are expected to result in the deconsolidation of many entities, the Company will need to reevaluate all its previous consolidation conclusions. The amendments will be effective for fiscal years, and interim periods within those fiscal years,  beginning after December 15, 2015, with early adoption permitted (including during an interim period), provided that the guidance is applied as of the beginning of the annual period containing the adoption date. The Company does not expect these amendments to have a material effect on its financial statements.

NOTE 2 – BASIS OF PRESENTATION (Continued)

Recent Accounting Pronouncements (Continued)

In April 2015, the FASB issued guidance that will require debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This update affects disclosures related to debt issuance costs but does not affect existing recognition and measurement guidance for these items. The amendments will be effective for fiscal years, and interim periods within those fiscal years,  beginning after December 15, 2015, with early adoption permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for  reporting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements

In August 2015, the FASB deferred the effective date of ASU 2014-09, Revenue from Contracts with Customers. As a result of the deferral, the guidance in ASU 2014-09 will be effective for the Company for  reporting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements.

In August 2015, the FASB issued amendments to the Interest topic of the Accounting Standards Codification to clarify the SEC staff’s position on presenting and measuring debt issuance costs incurred in connection with line-of-credit arrangements. The amendments were effective upon issuance. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments.  The Company does not expect these amendments to have a material effect on its financial statements.

NOTE 2 – BASIS OF PRESENTATION (Continued)

Recent Accounting Pronouncements (Continued)

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  The Company is currently evaluating the effect that implementation of the new standard will have on its financial statements.

In March 2016, the FASB amended the Derivatives and Hedging topic of the Accounting Standards Codification to clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The amendments will be effective for financial statements issued for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company will apply the guidance prospectively to each period presented.  The Company does not expect these amendments to have a material effect on its financial statements.

In March 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments will be effective for the Company for reporting periods beginning after December 15, 2017. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Reclassifications

Certain amounts in the 2015 financial statements have been reclassified to conform to the 2016 presentation. The reclassifications had no effect on total assets, net income or stockholders' equity as previously reported.

NOTE 3 - INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at March 31, 2016 and December 31, 2015.

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
March 31, 2016
Available-for-sale:
U.S. Agency obligations	$19,030	$322	$25	$19,327
Collateralized mortgage obligations	52,600	595	20	53,175
Mortgage-backed securities	44,560	522	137	44,945
Municipal bonds	61,003	1,441	29	62,415
Other	2,676	9	390	2,295
	$179,869	$2,889	$601	$182,157

December 31, 2015
Available-for-sale:
U.S. Agency obligations	$19,778	$196	$73	$19,901
Collateralized mortgage obligations	60,826	321	206	60,941
Mortgage-backed securities	31,074	326	90	31,310
Municipal bonds	53,163	1,346	75	54,434
Other	2,677	10	377	2,310
	$167,518	$2,199	$821	$168,896

The amortized cost and fair values of securities available-for-sale at March 31, 2016 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

		After One	After Five		No Stated
	Within	Within	Within	After	Maturity
(In thousands)	1 Year	Five Years	Ten Years	Ten Years	Date	Total
U.S. Agency obligations	$-	$-	$-	$19,327	$-	$19,327
Collateralized mortgage obligations	-	-	-	53,175	-	53,175
Mortgage-backed securities	-	-	13,354	31,591	-	44,945
Municipal bonds	-	1,823	4,429	56,163	-	62,415
Other	-	-	500	-	1,795	2,295
	$-	$1,823	$18,283	$160,256	$1,795	$182,157

NOTE 3 - INVESTMENT SECURITIES (Continued)

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2016 and December 31, 2015.

	Less Than 12 Months		12 Months or Greater		Total
(In thousands)		Unrealized		Unrealized		Unrealized
March 31, 2016	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Securities available-for-sale:
U.S. Agency obligations	$1,579	$4	$1,647	$21	$3,226	$25
Collateralized mortgage obligations	6,727	20	-	-	6,727	20
Mortgage-backed securities	11,263	137	-	-	11,263	137
Municipal bonds	1,600	29	-	-	1,600	29
Other	1,761	390	-	-	1,761	390
Total temporarily impaired securities	$22,930	$580	$1,647	$21	$24,577	$601

	Less Than 12 Months		12 Months or Greater		Total
(In thousands)		Unrealized		Unrealized		Unrealized
December 31, 2015	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Securities available-for-sale:
U.S. Agency obligations	$3,007	$-	$3,178	$73	$6,185	$73
Collateralized mortgage obligations	26,086	159	2,983	47	29,069	206
Mortgage-backed securities	18,575	90	-	-	18,575	90
Municipal bonds	3,896	6	7,990	69	11,886	75
Other	1,774	377	-	-	1,774	377
Total temporarily impaired securities	$53,338	$632	$14,151	$189	$67,489	$821

The unrealized losses primarily relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased.  The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses on the debt securities in 2016 or 2015 relate to the marketability of the securities or the issuer’s ability to honor redemption obligations and since management has the intent to hold these securities until maturity and believes it is more likely than not that the Company will not have to sell any such securities before a recovery of cost given the current liquidity position, none of those debt securities are deemed to be other than temporarily impaired.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
(In thousands)	2016	2015
Construction and land development	$68,613	$64,702
Commercial real estate:
Non-farm, non-residential	465,692	453,407
Farmland	1,313	1,332
Multifamily, nonresidential and junior liens	86,610	79,170
Total commercial real estate	553,615	533,909
Consumer real estate:
Home equity lines	80,940	78,943
Secured by 1-4 family residential, secured by first deeds of trust	171,355	167,053
Secured by 1-4 family residential, secured by second deeds of trust	3,731	3,711
Total consumer real estate	256,026	249,707
Commercial and industrial loans (except those secured by real estate)	153,159	153,669
Consumer and other	12,946	13,539
Total loans	1,044,359	1,015,526
Deferred loan (fees) costs	622	630
Allowance for loan losses	(7,931)	(7,641)

Net loans	$1,037,050	$1,008,515

Loans are primarily made in the Research Triangle and Charlotte areas of North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Changes in the allowance for loan losses for the three months ended March 31, 2016 and 2015 were as follows:

				Commercial
				& Industrial
	Construction		Consumer	Loans Not
	and Land	Commercial	Real	Secured By	Consumer	Total
(In thousands)	Development	Real Estate	Estate	Real Estate	& Other	Loans
Three months ended March 31, 2016
Beginning balance	$509	$3,156	$2,046	$1,786	$144	$7,641
Provision for loan losses	(215)	(121)	(77)	(7)	420	-
Loans charged off	-	-	-	-	-	-
Recoveries	229	37	3	11	10	290
Net (chargeoffs) recoveries	229	37	3	11	10	290
Ending balance	$523	$3,072	$1,972	$1,790	$574	$7,931

(in thousands)
Three months ended March 31, 2015
Beginning balance	$960	$2,510	$1,594	$1,662	$143	$6,869
Provision for loan losses	(305)	(578)	597	940	(83)	571
Loans charged off	-	-	-	-	-	-
Recoveries	41	71	-	-	-	112
Net (chargeoffs) recoveries	41	71	-	-	-	112
Ending balance	$696	$2,003	$2,191	$2,602	$60	$7,552

The balance in the allowance for loan losses and the recorded investment in loans by portfolio segment are based on the impairment method as of March 31, 2016 and December 31, 2015 and were as follows:

				Commercial
				& Industrial
	Construction		Consumer	Loans Not
	and Land	Commercial	Real	Secured By	Consumer	Total
(in thousands)	Development	Real Estate	Estate	Real Estate	& Other	Loans
March 31, 2016
Allowance for Loan Losses:
Individually evaluated for impairment	$98	$13	$113	$291	$20	$535
Collectively evaluated for impairment	425	3,059	1,859	1,499	554	7,396
Total ending allowance	$523	$3,072	$1,972	$1,790	$574	$7,931

Loans:
Individually evaluated for impairment	$229	$1,236	$407	$527	$20	$2,419
Collectively evaluated for impairment	68,384	552,379	255,619	152,632	12,926	1,041,940
Total ending loans	$68,613	$553,615	$256,026	$153,159	$12,946	$1,044,359

(in thousands)
December 31, 2015
Allowance for Loan Losses:
Individually evaluated for impairment	$4	$72	$115	$297	$21	$509
Collectively evaluated for impairment	505	3,084	1,931	1,489	123	7,132
Total ending allowance	$509	$3,156	$2,046	$1,786	$144	$7,641

Loans:
Individually evaluated for impairment	$238	$2,619	$411	$602	$21	$3,891
Collectively evaluated for impairment	64,464	531,290	249,296	153,067	13,518	1,011,635
Total ending loans	$64,702	$533,909	$249,707	$153,669	$13,539	$1,015,526

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans are charged down or off as soon as the Company determines that the full principal balance due under any loan becomes uncollectible.  The amount of the charge is determined as follows:
●	If unsecured, the loan must be charged off in full.
●	If secured, the outstanding principal balance of the loan should be charged down to the net realizable value of the collateral.

Loans are considered uncollectible when:
●	No regularly scheduled payment has been made within four months unless fully secured and in the process of collection.
●	The collateral value is insufficient to cover the outstanding indebtedness and it is unlikely the borrower will have the ability to pay the debt in a timely manner.
●	The loan is unsecured, the borrower files for bankruptcy protection and there is no other (guarantor, etc.) support from an entity outside of the bankruptcy proceedings.

The following table provides information on performing and nonperforming troubled debt restructurings (“TDRs”) as of March 31, 2016 and December 31, 2015:

	March 31,	December 31,
(In thousands)	2016	2015
Performing TDRs:
Commercial real estate	$898	$2,220
Consumer real estate	343	346
Commercial and industrial loans	41	47
Total performing TDRs	1,282	2,613

Nonperforming TDRs:
Construction and land development	229	104
Consumer real estate	64	65
Consumer and other	20	21
Total nonperforming TDRs	313	190
Total TDRs	$1,595	$2,803

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

In order to quantify the value of any impairment, the Company evaluates loans individually.  At March 31, 2016, the Company had $2.4 million of impaired loans.  The detail of loans evaluated for impairment as of March 31, 2016 is presented below:

		Unpaid
		Contractual
(in thousands)	Recorded	Principal	Allocated
March 31, 2016	Investment	Balance	Allowance
Loans without a specific valuation allowance:
Construction and land development	$131	$166	$-
Commercial real estate	898	898	-
Loans with a specific valuation allowance:
Construction and land development	98	163	98
Commercial real estate	338	338	13
Consumer real estate	407	433	113
Commercial and industrial loans (except
those secured by real estate)	527	921	291
Consumer and other	20	20	20
Total	$2,419	$2,939	$535

At December 31, 2015, the Company had $3.9 million of impaired loans.  The detail of loans evaluated for impairment as of December 31, 2015 is presented below:

		Unpaid
		Contractual
(in thousands)	Recorded	Principal	Allocated
December 31, 2015	Investment	Balance	Allowance
Loans without a specific valuation allowance:
Construction and land development	$234	$397	$-
Commercial real estate	2,220	2,319	-
Loans with a specific valuation allowance:
Construction and land development	4	29	4
Commercial real estate	399	480	72
Consumer real estate	411	474	115
Commercial and industrial loans (except
those secured by real estate)	602	895	297
Consumer and other	21	26	21
Total	$3,891	$4,620	$509

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The average recorded investment balance of impaired loans for the three month periods ending March 31, 2016 and 2015 is as follows:

	March 31,	March 31,
(In thousands)	2016	2015
Construction and land development	$233	$341
Commercial real estate	2,269	8,125
Consumer real estate	409	646
Commercial and industrial loans (except those secured by real estate)	574	718
Consumer and other	21	25
Total	$3,506	$9,855

When the Company cannot reasonably expect full and timely repayment of its loan, the loan is placed on nonaccrual. The Company will continue to track the contractual interest for purposes of customer reporting and any potential litigation or later collection of the loan but accrual of interest for the Company’s financial statement purposes is to be discontinued.  Subsequent payments of interest can be recognized as income on a cash basis provided that full collection of principal is expected.  Otherwise, all payments received are to be applied to principal only. At the time of non-accrual, past due or accrued interest is reversed from income.

Loans over 90 days past due will automatically be placed on non-accrual.  Loans that are less delinquent may also be placed on non-accrual if full collection of principal and interest is unlikely.

The following table presents the recorded investment in nonaccrual loans by portfolio segment as of March 31, 2016 and December 31, 2015:

	Nonaccrual
	March 31,	December 31,
(in thousands)	2016	2015
Construction and land development	$229	$238
Consumer real estate	63	65
Commercial and industrial loans (except
those secured by real estate)	175	189
Consumer and other	20	21
Total	$487	$513

There were no loans 90 days or more past due and accruing interest at March 31, 2016 or December 31, 2015.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the aging of the recorded investment in past due loans as of March 31, 2016 and December 31, 2015 by portfolio segment:

			Greater
	30 - 59	60 - 89	than 90
	Days	Days	Days		Total
(in thousands)	Past	Past	Past	Non-	Past		Total
March 31, 2016	Due	Due	Due	Accrual	Due	Current	Loans
Construction and land development	$-	$-	$-	$229	$229	$68,384	$68,613
Commercial real estate	-	-	-	-	-	553,615	553,615
Consumer real estate	127	-	-	63	190	255,836	256,026
Commercial and industrial loans (except those secured by real estate)	-	-	-	175	175	152,984	153,159
Consumer and other	-	-	-	20	20	12,926	12,946
Total	$127	$-	$-	$487	$614	$1,043,745	$1,044,359

			Greater
	30 - 59	60 - 89	than 90
	Days	Days	Days		Total
(in thousands)	Past	Past	Past	Non-	Past		Total
December 31, 2015	Due	Due	Due	Accrual	Due	Current	Loans
Construction and land development	$-	$-	$-	$238	$238	$64,464	$64,702
Commercial real estate	-	-	-	-	-	533,909	533,909
Consumer real estate	-	-	-	65	65	249,642	249,707
Commercial and industrial loans (except those secured by real estate)	-	-	-	189	189	153,480	153,669
Consumer and other	-	-	-	21	21	13,518	13,539
Total	$-	$-	$-	$513	$513	$1,015,013	$1,015,526

Credit Quality Indicators
The Company utilizes its nine point grading system in order to evaluate the level of inherent risk in the loan portfolio as part of its allowance for loan losses methodology. Loans collectively evaluated for impairment are grouped by loan type and, in the case of commercial and construction loans, by risk rating. Each loan type is assigned an allowance factor based on risk grade, historical loss experience, economic conditions, overall portfolio quality including delinquency rates and commercial real estate loan concentrations (as applicable). As risk grades increase, additional reserves are applied stated in basis points in order to account for the added inherent risk.

The Company categorizes all business and commercial purpose loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by setting the risk grade at the inception of a loan through the approval process.  A certain percentage of loan dollars is reviewed each year by a third party loan review function.  The risk rating process is inherently subjective and based upon management’s evaluation of the specific facts and circumstances for individual borrowers. As such, the assigned risk ratings are subject to change based upon changes in borrower status and changes in the external environment affecting the borrower. The Company uses the following definitions for risk ratings:

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

•
Risk Grade 1 – Minimal - Credits in this category are virtually risk-free and are well-collateralized by cash-equivalent instruments. The repayment program is well-defined and achievable. Repayment sources are numerous.

•
Risk Grade 2 – Modest - Loans to borrowers of significantly better than average financial strength or loans secured by readily marketable securities.  Earnings performance is consistent and primary and secondary sources of repayment are well established.  The borrower exhibits excellent asset quality and liquidity with very strong debt servicing capacity and coverage.  Company management has depth, is experienced and well regarded in the industry.

•
Risk Grade 3 – Average - Loans in this category are to borrowers of satisfactory financial strength. Earnings performance is consistent. Primary and secondary sources of repayment are well defined and adequate to retire the debt in a timely and orderly fashion. These borrowers would generally exhibit satisfactory asset quality and liquidity.  They have moderate leverage and experienced management in key positions.

•
Risk Grade 4 – Acceptable - Loans in this category are to borrowers involving more than average risk which contain certain characteristics that require some supervision and attention by the lender.  Asset quality is acceptable, but debt capacity is modest. Little excess liquidity is available. The borrower may be fully leveraged and unable to sustain major setbacks.  Covenants are structured to ensure adequate protection. Management may have limited experience and depth. This category includes loans which are highly leveraged transactions due to regulatory constraints and also includes loans involving reasonable exceptions to policy.

•
Risk Grade 5 - Acceptable with Care - A loan in this category is sound and collectible but contains considerable risk.  Although asset quality remains acceptable, the borrower has a smaller and/or less diverse asset base, very little liquidity and limited debt capacity. Earnings performance is inconsistent and the borrower is not strong enough to sustain major setbacks.  The borrower may be highly leveraged and below average size or a lower-tier competitor.  There might be limited management experience and depth.  These loans may be to a well-conceived start-up venture but repayment is still dependent upon a successful operation.  This category includes loans with significant documentation or policy exceptions, improper loan structure, or inadequate loan servicing procedures and may also include a loan in which strong reliance for a secondary repayment source is placed on a guarantor who exhibits the ability and willingness to repay or loans which are highly leveraged transactions due to the obligor’s financial status.

•
Risk Grade 6 - Special Mention or Critical - Loans in this category have potential weaknesses which may, if not checked or corrected, weaken the asset or inadequately protect the Company’s credit position at some future date.  These may also include loans of marginal quality and liquidity that if not corrected may jeopardize the liquidation of the debt and the Company’s credit position.  These loans require close supervision and must be monitored to ensure there is not a pattern of deterioration in the credit that may lead to further downgrade. These characteristics include but are not limited to:

o	Repayment performance has not been demonstrated to prudent standards and;
o	Repayment performance is inconsistent and highly sensitive to business and operating cycle swings;
o	Fatal documentation errors;
o	Performing as agreed without documented capacity or collateral protection.
•
Risk Grade 7 – Substandard - A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

•
Risk Grade 8 – Doubtful - Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Among these events are:

o	Injection of capital;
o	Alternative financing;
o	Liquidation of assets or the pledging of additional collateral.
The ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status and no definite repayment schedule exists. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off. There were no loans rated as Doubtful as of March 31, 2016 or December 31, 2015.
•
Risk Grade 9 – Loss - Loans classified Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value but rather that it is not practical or desirable to defer writing off the worthless loan even though partial recovery may be affected in the future. Probable loss portions of Doubtful assets should be charged against the Allowance for Loan Losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty days or calendar quarter-end.  There were no loans rated as Loss as of March 31, 2016 or December 31, 2015.

As of March 31, 2016 and December 31, 2015 and based on the most recent analysis performed, the risk category of unimpaired loans by class of loans is as follows:

	Risk Grade
(in thousands)	1	2	3	4	5	6	7	Total
March 31, 2016
Construction and land development	$21	$200	$2,075	$17,446	$48,412	$230	$-	$68,384
Commercial real estate	-	599	195,282	254,162	97,367	4,969	-	552,379
Consumer real estate	52	13,406	110,152	95,852	34,708	1,449	-	255,619
Commercial and industrial loans (except those secured by real estate)	2,071	2,333	24,947	92,529	28,960	1,792	-	152,632
Consumer and other	1,159	1,062	1,091	8,347	1,088	179	-	12,926
Total	$3,303	$17,600	$333,547	$468,336	$210,535	$8,619	$-	$1,041,940

	Risk Grade
(in thousands)	1	2	3	4	5	6	7	Total
December 31, 2015
Construction and land development	$26	$200	$2,545	$14,318	$47,133	$242	$-	$64,464
Commercial real estate	-	619	195,935	243,771	87,492	3,473	-	531,290
Consumer real estate	53	10,933	111,123	92,127	34,346	714	-	249,296
Commercial and industrial loans (except those secured by real estate)	2,168	1,909	24,675	96,900	26,802	612	-	153,066
Consumer and other	980	1,069	960	8,392	1,936	182	-	13,519
Total	$3,227	$14,730	$335,238	$455,508	$197,709	$5,223	$-	$1,011,635

NOTE 5 - REGULATORY MATTERS

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Basel III Capital Rules, a new comprehensive capital framework for U.S. banking organizations, became effective for the Company and the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

The Company and the Bank’s Common Equity Tier 1 capital includes common stock and related paid-in capital and retained earnings. In connection with the adoption of the Basel III Capital Rules, the Company elected to opt-out of the requirement to include most components of accumulated other comprehensive income in Common Equity Tier 1. Common Equity Tier 1 for both the Company and the Bank is reduced by deferred tax assets that are subject to transition provisions.

Tier 1 capital includes Common Equity Tier 1 capital and additional Tier 1 capital. For the Company, additional Tier 1 capital at March 31, 2016 and December 31, 2015 includes $18.0 million of trust preferred securities issued by our unconsolidated subsidiary trusts. Under the Basel III Capital Rules, trust preferred securities outstanding as of May 19, 2010 only qualify as Tier 1 capital instruments for banks under $15 billion in total assets.

Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital for both the Company and the Bank includes the permissible portion of the allowance for loan losses.

Prior to January 1, 2015, under the capital rules then in effect, the Company’s and the Bank’s Tier 1 capital included total stockholders’ equity excluding accumulated other comprehensive income, net of associated deferred tax liabilities. Tier 1 capital for the Company prior to January 1, 2015 included $18.0 million of trust preferred securities issued by our unconsolidated subsidiary trusts.

The Common Equity Tier 1 (beginning in 2015), Tier 1 and Total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, with certain exclusions, allocated by risk weight category, and certain off-balance-sheet items, among other things. The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets, among other things.

NOTE 5 - REGULATORY MATTERS (Continued)

When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Company and the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer and, if applicable, the countercyclical capital buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The following table presents actual and required capital ratios as for the Company and the Bank under the Basel III Capital Rules as of March 31, 2016 and December 31, 2015 which represent the combined effects of regulatory capital requirements and the capital conservation buffer.  The capital conservation buffer is presented in accordance with the implementation timeline above. The Company’s capitalization risk is based on the Federal Reserve’s determination of whether the Company is adequately capitalized or less than adequately capitalized.  The Bank’s capitalization risk is based on the FDIC’s determination of whether the Bank is well-capitalized, adequately capitalized, or less than adequately capitalized.  The minimum required capital amounts presented include the minimum required capital levels as of those dates based on the phase-in provisions of the Basel III Capital Rules.

NOTE 5 - REGULATORY MATTERS (Continued)

			Minimum Requirements To Be:
	Actual		Adequately Capitalized		Well Capitalized (2)
(Dollars in thousands)	Amount	Ratio (1)	Amount	Ratio (1)(3)	Amount	Ratio (1)(3)
March 31, 2016
The Company
Total Capital	$127,008	11.201%	$97,797	8.625%	N/A	N/A
Tier I Capital	119,077	10.502%	75,120	6.625%	N/A	N/A
Common equity Tier I Capital	101,077	8.914%	58,112	5.125%	N/A	N/A
Leverage	119,077	8.879%	62,025	4.625%	N/A	N/A

The Bank
Total Capital	$130,095	11.478%	97,760	8.625%	$120,429	10.625%
Tier I Capital	122,164	10.778%	75,091	6.625%	97,760	8.625%
Common equity Tier I Capital	122,164	10.778%	58,089	5.125%	80,758	7.125%
Leverage	122,164	9.267%	60,968	4.625%	74,150	5.625%

			Minimum Requirements To Be:
	Actual		Adequately Capitalized		Well Capitalized (2)
(Dollars in thousands)	Amount	Ratio (1)	Amount	Ratio (1)	Amount	Ratio (1)
December 31, 2015
The Company
Total Capital	$123,028	11.21%	$87,794	8.00%	N/A	N/A
Tier I Capital	115,387	10.51%	65,845	6.00%	N/A	N/A
Common equity Tier I Capital	97,853	8.92%	49,384	4.50%	N/A	N/A
Leverage	115,387	8.66%	53,274	4.00%	N/A	N/A

The Bank
Total Capital	$127,095	11.59%	87,696	8.00%	$109,621	10.00%
Tier I Capital	119,454	10.90%	65,772	6.00%	87,696	8.00%
Common equity Tier I Capital	119,454	10.90%	50,425	4.50%	71,253	6.50%
Leverage	119,454	9.15%	52,193	4.00%	65,241	5.00%

1)
Total capital ratio is defined as Tier 1 capital plus Tier 2 capital divided by total risk-weighted assets. The Tier 1 Capital ratio is defined as Tier 1 capital divided by total risk-weighted assets. Common equity Tier 1 is defined as Tier 1 capital excluding qualifying trust preferred securities divided by total risk weighted assets. The leverage ratio is defined as Tier 1 capital divided by the most recent quarter’s average total assets.  The March 31, 2016 ratios include the initial phase of the capital conservation buffer of 0.625%

2)	Prompt corrective action provisions are not applicable at the bank holding company level.

3)	Includes the impact (0.625%) of the capital conservation buffer, as phased in for 2016.

NOTE 5 - REGULATORY MATTERS (Continued)

Management believes that, as of March 31, 2016 and December 31, 2015, the Company and the Bank were in compliance with applicable regulatory capital requirements based on the ratios presented above.

The Company and the Bank are subject to the regulatory capital requirements administered by the Federal Reserve Board and, for the Bank, the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks. Regulatory authorities can initiate certain mandatory actions if the Company or the Bank fails to meet the minimum capital requirements, which could have a direct material effect on our financial statements.

In the ordinary course of business, the Company is dependent upon dividends from the Bank to provide funds for the payment of dividends to trust preferred stockholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under the foregoing dividend restrictions and while maintaining its “well capitalized” status, at March 31, 2016, the Bank could pay aggregate dividends of up to $9.7 million to the Company without prior regulatory approval.

NOTE 6 - DERIVATIVES AND FINANCIAL INSTRUMENTS

To mitigate exposure to variability in expected future cash flows resulting from changes in interest rates, in May 2013 the Company entered into two forward swap arrangements “(“the “Swaps”) whereby the Company would pay fixed rates on two short term borrowings at some point in the future for a determined period of time.  For both agreements, the Company would renew advances with the FHLB for 3-month terms as a primary funding source and pay the prevailing 3-month rate.  The first swap, a “2-5 Swap”, was a $20 million agreement whereby 2 years from the May 2013 execution date, the Company would begin to swap out the 3-month FHLB advance pricing at that date for a fixed rate of 1.964% for a period of 5 years.  The second swap, a “3-5 Swap”, was similar in terms except that it was a $30 million agreement whereby 3 years from the May 2013 execution date, the Company would begin to swap out the 3-month FHLB advance pricing at that date for a fixed rate of 2.464% for a period of 5 years.

The Company designated the forward-starting interest rate swaps (the hedging instruments) as cash flow hedges of the risk of changes attributable to the benchmark 3-Month LIBOR interest rate risk for the forecasted issuances of FHLB advances arising from a rollover strategy.  The Company intends to sequentially issue a series of 3-month fixed rate debt as part of a planned roll-over of short term debt for the next seven to eight years.

NOTE 6 - DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

In September 2014, as a result of continued increasing fixed rate exposure, the Company determined that an additional strategy was needed and, as a result, exited from the Swaps for a deferred gain of $372,000. In their place, the Company purchased three interest rate caps with a strike price of 3-month LIBOR at .50% and a five year term.   The instruments hedged were $100 million of Federal Home Loan Bank borrowings maturing quarterly on the same reset dates.  The Company executed three separate agreements between $30 million and $35 million maturing between August 2019 and October 2019.  The following table reflects the cash flow hedges included in the Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015:

	March 31, 2016		December 31, 2015
	Notational	Fair	Notational	Fair
(In thousands)	Amount	Value	Amount	Value
Included in other assets:
Cap 1 - maturing August 2019	$35,000	$749	$35,000	$1,334
Cap 2 - maturing September 2019	35,000	772	35,000	1,360
Cap 3 - maturing October 2019	30,000	686	30,000	1,216
	$100,000	$2,207	$100,000	$3,910

Remaining amortization of the premium on the interest rate caps is as follows:

(In thousands)
2016 (remaining quarters)	$770
2017	1,779
2018	2,247
2019	1,751
$6,547

The Company recorded $143,000 and $3,000 for the three month periods ended March 31, 2016 and 2015 respectively in amortization associated with the interest rate caps that are reflected in the Consolidated Statements of Income as a component of Borrowings and repurchase agreements interest expense.

Remaining amortization of the gain associated with the exit of the Swaps is as follows:

(In thousands)
2016 (remaining quarters)	$49
2017	74
2018	75
Thereafter	147
$345

The Company realized $8,000 in gains on the Swaps during the three month period ended March 31, 2016 shown as a reduction of Borrowings and repurchase agreements interest expense.

NOTE 6 - DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

The Company anticipates little to no ineffectiveness in this hedging relationship as long as the terms are matched at each forecasted debt issuance.  The Company notes that the actual interest cost incurred at each rollover will be a function of market rates at that time.  However the Company is only hedging the benchmark interest rate risk in each rollover.

The Company does not use derivatives for trading or speculative purposes.

NOTE 7- FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. In general, the transaction price will equal the exit price and, therefore, represent the fair value of the asset or liability at initial recognition. In determining whether a transaction price represents the fair value of the asset or liability at initial recognition, each reporting entity is required to consider factors specific to the transaction and the asset or liability, the principal or most advantageous market for the asset or liability, and market participants with whom the entity would transact in the market.

Outlined below is the application of the fair value hierarchy applied to the Company’s financial assets that are carried at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market for the asset or liability is a market in which the transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. As of March 31, 2016, the types of financial assets and liabilities the Company carried at fair value hierarchy Level 1 included marketable equity securities with readily available market values.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. As of March 31, 2016, the types of financial assets and liabilities the Company carried at fair value hierarchy Level 2 included agency bonds, collateralized mortgage obligations, mortgage backed securities, municipal bonds and derivatives.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are supported by little or no market activity or by the entity’s own assumptions. As of March 31, 2016, the Company did value certain financial assets including one corporate subordinated debenture, measured on both a recurring and a non-recurring basis, at fair value hierarchy Level 3.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value on a Recurring Basis

The Company measures certain assets at fair value on a recurring basis, as described below.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds.  Level 2 securities include U.S. agencies, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. The Company classifies derivatives instruments held or issued for risk management purposes as Level 2. As of March 31, 2016 and December 31, 2015, the Company’s derivative instruments consist solely of interest rate caps.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Below is a table that presents information about assets measured at fair value on a recurring basis at March 31, 2016 and December 31, 2015:

		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
(In thousands)	Total	Identical Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
March 31, 2016
Securities available-for-sale:
U.S. Agency obligations	$19,327	$-	$19,327	$-
Collateralized mortgage obligations	53,175	-	53,175	-
Mortgage-backed securities	44,945	-	44,945	-
Municipal bonds	62,415	-	62,415
Other	2,295	1,795	-	500
	182,157	1,795	179,862	500
Interest rate caps	2,207	-	2,207	-
Total assets at fair value	$184,364	$1,795	$182,069	$500

December 31, 2015
Securities available-for-sale:
U.S. Agency obligations	$19,901	$-	$19,901	$-
Collateralized mortgage obligations	60,941	-	60,941	-
Mortgage-backed securities	31,310	-	31,310	-
Municipal bonds	54,434	-	54,434
Other	2,310	1,810	-	500
	168,896	1,810	166,586	500
Interest rate caps	3,910	-	3,910	-
Total assets at fair value	$172,806	$1,810	$170,496	$500

The table below summarizes the Company’s activity in investment securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2016.

Level 3
Investment
(In thousands)	Securities
Balance at December 31, 2015	$500
Purchases	-
Balance at March 31, 2016	$500

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a nonrecurring basis, as described below.

Impaired Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Impaired loans require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans totaled $2.4 million and $3.9 million at March 31, 2016 and December 31, 2015, respectively.

Other Real Estate Owned

Other real estate owned, which includes foreclosed assets, is adjusted to fair value upon transfer of loans and premises to other real estate. Subsequently, other real estate owned is carried at the lower of carrying value or fair value.

At the date of transfer, losses are charged to the allowance for credit losses.  Subsequent write-downs are charged to expense in the period they are incurred.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Below is a table that presents information about assets measured at fair value on a nonrecurring basis at March 31, 2016 and December 31, 2015:

		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
(In thousands)	Total	Identical Assets	Inputs	Inputs
March 31, 2016	Fair Value	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$1,884	$-	$-	$1,884
Other real estate owned	5,228	-	-	5,228
Total	$7,112	$-	$-	$7,112

		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
(In thousands)	Total	Identical Assets	Inputs	Inputs
December 31, 2015	Fair Value	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$3,382	$-	$-	$3,382
Other real estate owned	5,453	-	-	5,453
Total	$8,835	$-	$-	$8,835

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of March 31, 2016 and December 31, 2015, the significant unobservable inputs used in the fair value measurements were as follows:

March 31, 2016 and December 31, 2015
	Valuation	Significant	Significant
	Technique	Observable Inputs	unobservable Inputs
Impaired loans	Appraisal value	Appraisals and/or sales of	Appraisals discounted 5% to 10% for
		comparable properties	sales commissions and other holding costs

Other real estate owned	Appraisal value/	Appraisals and/or sales of	Appraisals discounted 5% to 10% for
	Comparison sale/	comparable properties	sales commissions and other holding costs
Other estimates

The Company provides certain disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, certain financial instruments and all nonfinancial instruments are excluded from disclosure. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Due from Banks

The carrying amounts for cash and due from banks approximate fair value because of the short maturities of those instruments.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Bank-owned life insurance

The carrying value of bank-owned life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest

The carrying amount is a reasonable estimate of fair value.

Short-Term Borrowings and Long-Term Debt

The fair values are based on discounting expected cash flows using the current interest rates for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the estimated fair values and carrying amounts of the Company’s financial instruments, none of which are held for trading purposes, at March 31, 2016 and December 31, 2015:

	March 31, 2016
	Carrying	Fair Value
(In thousands)	Amount	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$51,559	$51,559	$51,559	$-	$-
Investment securities available-for-sale	182,157	182,157	1,795	179,862	500
Loans, net	1,044,981	1,041,835	-	1,039,951	1,884
Accrued interest receivable	3,858	3,858	3,858	-	-
Federal Home Loan Bank stock	7,232	7,232	-	-	7,232
Bank-owned life insurance	28,497	28,497	-	28,497	-
Interest rate caps	2,207	2,207	-	2,207	-
Financial liabilities:
Non-maturing deposits	790,755	790,755	-	790,755	-
Time deposits	256,378	256,467	-	256,467	-
Accrued interest payable	333	333	333	-	-
Repurchase agreements and federal funds purchased	24,494	24,494	-	24,494	-
FHLB Advances and other borrowings	146,673	146,673	-	146,673	-
Subordinated debt	18,558	13,128	-	13,128	-

	December 31, 2015
	Carrying	Fair Value
(In thousands)	Amount	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$55,530	$55,530	$55,530	$-	$-
Investment securities available-for-sale	168,896	168,896	1,810	166,586	500
Loans, net	1,016,156	1,013,415	-	1,010,033	3,382
Accrued interest receivable	3,795	3,795	3,795	-	-
Federal Home Loan Bank stock	8,061	8,061	-	-	8,061
Bank-owned life insurance	28,274	28,274	-	28,274	-
Interest rate caps	3,910	3,910	-	3,910	-
Financial liabilities:
Non-maturing deposits	663,066	663,066	-	663,066	-
Time deposits	319,781	320,246	-	320,246	-
Accrued interest payable	356	356	356	-	-
Repurchase agreements and federal funds purchased	30,580	30,580	-	30,580	-
FHLB Advances and other borrowings	169,800	169,800	-	169,800	-
Subordinated debt	18,558	15,591	-	15,591	-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Paragon Commercial Corporation
Raleigh, North Carolina

We have audited the accompanying consolidated balance sheets of Paragon Commercial Corporation and subsidiary as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting under Public Company Accounting Oversight Board (PCAOB) standards. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting under PCAOB standards.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paragon Commercial Corporation and subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

/s/ Elliott Davis Decosimo, PLLC

Raleigh, North Carolina
March 7, 2016

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2015 and 2014

(In thousands, except share data)	2015	2014
Assets
Cash and due from banks:
Interest-earning	$30,993	$19,400
Noninterest-earning	24,537	16,995
Investment securities - available-for-sale, at fair value	168,896	183,675
Federal Home Loan Bank stock, at cost	8,061	7,006
Loans - net of unearned income and deferred fees	1,016,156	868,405
Allowance for loan losses	(7,641)	(6,869)
Net loans	1,008,515	861,536
Accrued interest receivable	3,795	3,636
Bank premises and equipment, net	16,433	17,071
Bank owned life insurance	28,274	27,421
Other real estate owned	5,453	14,991
Deferred tax assets	4,118	4,925
Other assets	6,836	8,599
Total assets	$1,305,911	$1,165,255

Liabilities and stockholders' equity
Deposits:
Noninterest-bearing demand	$158,974	$118,895
Interest-bearing checking and money market	504,092	375,833
Time deposits	319,781	388,912
Total deposits	982,847	883,640
Repurchase agreements and federal funds purchased	30,580	27,482
Federal Home Loan Bank advances	165,000	135,000
Other borrowings	4,800	7,256
Subordinated debentures	18,558	18,558
Accrued interest payable	356	405
Other liabilities	6,112	5,252
Total liabilities	1,208,253	1,077,593
Commitments and contingencies (Notes 8 and 14)
Stockholders' equity:
Common stock, $0.008 par value; 20,000,000 shares authorized; 4,581,334 and 4,530,000 issued and outstanding as of December 31, 2015 and 2014, respectively	37	36
Additional paid-in-capital	53,147	52,358
Accumulated other comprehensive income (loss)	(886)	1,142
Retained earnings	45,360	34,126
Total stockholders' equity	97,658	87,662
Total liabilities and stockholders' equity	$1,305,911	$1,165,255

The accompanying notes are an integral part of these consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

(In thousands, except per share data)	2015	2014
Interest income
Loans and fees on loans	$43,500	$37,999
Investment securities and FHLB stock	4,786	4,698
Federal funds and other	149	86
Total Interest income	48,435	42,783
Interest expense
Interest-bearing checking and money market	2,756	2,144
Time deposits	3,313	5,371
Borrowings and repurchase agreements	1,315	1,163
Total interest expense	7,384	8,678
Net interest income	41,051	34,105
Provision for loan losses	750	538
Net interest income after provision for loan losses	40,301	33,567
Non-interest income
Increase in cash surrender value of bank owned life insurance	853	799
Net gain on sale of securities	542	87
Service charges and fees	219	207
Mortgage origination fees and gains on sale of loans	197	112
Net loss on sale or impairment of foreclosed assets	(759)	(903)
Other fees and income	402	402
Total non-interest income	1,454	704
Non-interest expense
Salaries and employee benefits	13,331	11,826
Furniture, equipment and software costs	1,878	1,340
Occupancy	1,547	999
Data processing	1,103	1,229
FDIC and other supervisory assessments	939	932
Advertising and public relations	934	876
Director related fees and expenses	921	978
Unreimbursed loan costs and foreclosure related expenses	874	496
Professional fees	737	1,119
Other	2,496	2,114
Total non-interest expense	24,760	21,909
Income before income taxes	16,995	12,362
Income tax expense	5,761	4,403
Net income	$11,234	$7,959

Net income per common share
Basic	$2.49	$1.79

Diluted	$2.47	$1.77

The accompanying notes are an integral part of these consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2015 and 2014

(In thousands)	2015	2014

Net income	$11,234	$7,959

Other comprehensive income (loss) items:
Securities available for sale:
Unrealized gains (losses)	(743)	5,965
Reclassification of gains recognized in net income	(542)	(87)
Other comprehensive income (loss)	(1,285)	5,878
Deferred tax (benefit) expense	(488)	2,288
Other comprehensive income (loss), net of tax	(797)	3,590

Cash flow hedges:
Unrealized losses	(1,965)	(3,099)
Other comprehensive loss	(1,965)	(3,099)
Deferred tax benefit	(734)	(1,213)
Other comprehensive loss, net of tax	(1,231)	(1,886)

Total other comprehensive income (loss), net of tax	(2,028)	1,704

Comprehensive income	$9,206	$9,663

The accompanying notes are an integral part of these consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2015 and 2014

								Accumulated
	Common Stock						Additional	Other		Total
(In thousands, except share	Class A		Class B		Common Stock		Paid-in	Comprehensive	Retained	Stockholders'
data)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Equity
Balance at December 31, 2013	34,608	$34	884	$1	-	$-	$51,963	$(562)	$26,167	$77,603
Net income	-	-	-	-	-	-	-	-	7,959	7,959
Unrealized gain on securities, net of tax expense of $2,288	-	-	-	-	-	-	-	3,590	-	3,590
Unrealized loss on cash flow hedges, net of tax benefit of $1,213	-	-	-	-	-	-	-	(1,886)	-	(1,886)
Stock options and restricted stock awards:
Compensation expense recognized	-	-	-	-	-	-	23	-	-	23
Exercise of stock options	-	-	-	-	6,000	-	59	-	-	59
Issuance of restricted stock awards	550	1	-	-	18,750	-	313	-	-	314
Reclassification of shares	(35,158)	(35)	(884)	(1)	36,042	36	-	-	-	-
125 for 1 stock split	-	-	-	-	4,469,208	-	-	-	-	-
Balance at December 31, 2014	-	$-	-	$-	4,530,000	$36	$52,358	$1,142	$34,126	$87,662
Net income	-	-	-	-	-	-	-	-	11,234	11,234
Unrealized loss on securities, net of tax benefit of $488	-	-	-	-	-	-	-	(797)	-	(797)
Unrealized loss on cash flow hedges, net of tax benefit of $734	-	-	-	-	-	-	-	(1,231)	-	(1,231)
Stock options and restricted stock awards:
Exercise of stock options	-	-	-	-	10,000	-	176	-	-	176
Issuance of shares for employee stock purchase plan	-	-	-	-	10,678	1	202	-	-	203
Issuance of restricted stock awards	-	-	-	-	30,656	-	411	-	-	411
Balance at December 31, 2015	-	$-	-	$-	4,581,334	$37	$53,147	$(886)	$45,360	$97,658

The accompanying notes are an integral part of these consolidated financial statements.

PARAGON COMMERCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

(In thousands)	2015	2014
Cash flows from operating activities:
Net income	$11,234	$7,959
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,408	1,087
Provision for loan losses	750	538
Net loss on sale or impairment of foreclosed assets	759	903
Increase in cash surrender value of life insurance	(853)	(799)
Accretion of premiums/discounts on securities, net	(964)	(833)
Net gain on sale of securities	(542)	(87)
Net gain on disposition of premises and equipment	(4)	-
Deferred tax expense	2,030	2,477
Stock based compensation	411	336
Changes in assets and liabilities:
Accrued interest receivable and other assets	(363)	(7,212)
Accrued interest payable and other liabilities	811	608
Net cash provided by operating activities	14,677	4,977
Cash flows from investing activities:
Net increase in Federal Home Loan Bank stock	(1,055)	(683)
Purchase of securities available for sale	(60,282)	(75,536)
Proceeds from maturities and paydowns of securities available for sale	20,264	17,389
Proceeds from sales of securities available for sale	55,019	28,466
Net increase in loans	(151,213)	(102,725)
Proceeds from sale of foreclosed real estate	12,336	3,383
Proceeds from sale of property and equipment	24	-
Additions to bank premises and equipment	(790)	(2,890)
Other investing activites, net	(73)	-
Net cash used in investing activities	(125,770)	(132,596)
Cash flows from financing activities:
Net increase in demand and money market deposit accounts	168,338	133,626
Net decrease in time deposits	(69,131)	(20,138)
Net increase (decrease) in repurchase agreements	3,098	(530)
Net increase in FHLB and other borrowings	27,544	17,640
Net decrease in subordinated debentures	-	(11,780)
Issuance of common stock for employee stock purchase plan	203	-
Exercise of stock options	176	59
Net cash provided by financing activities	130,228	118,877
Net change in cash and cash equivalents	19,135	(8,742)
Cash and cash equivalents at beginning of year	36,395	45,137

Cash and cash equivalents at end of year	$55,530	$36,395

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

On June 30, 2001, Paragon Commercial Corporation (the “Company”) was formed as a holding company for Paragon Commercial Bank (the “Bank”). The Company currently has no operations and conducts no business on its own other than owning the Bank and two Trusts, Paragon Commercial Capital Trust I and II.

The Bank was incorporated on May 4, 1999 and began banking operations on May 10, 1999. The Bank is engaged in general commercial banking in Wake and Mecklenburg Counties, NC, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

The Company formed Paragon Commercial Capital Trust I (“Trust I”) during 2004 in order to facilitate the issuance of trust preferred securities. Trust I is a statutory business trust formed under the laws of the state of Delaware, of which all common securities are owned by the Company. The Company formed Paragon Commercial Capital Trust II (“Trust II”) during 2006 to serve the same purpose. The junior subordinated debentures issued by the Company to the trusts are classified as debt and the Company’s equity interest in the trusts are included in other assets.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as minority interests in unconsolidated subsidiaries. The junior subordinated debentures do not qualify as Tier 1 regulatory capital.

In addition to its headquarters in Raleigh, North Carolina, the Bank has locations in Charlotte and Cary, North Carolina.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Paragon Commercial Corporation and Paragon Commercial Bank. All significant intercompany transactions and balances are eliminated in consolidation. Paragon Commercial Capital Trusts I and II are not consolidated subsidiaries of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, other than temporary impairment on investment securities, fair value of other real estate owned, realization of deferred tax assets and the fair value of financial instruments.

Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of 90 days or less) at other institutions, federal funds sold and other short-term investments. Generally, federal funds are purchased and sold for one-day periods. At times, the Company places deposits with high credit quality financial institutions in amounts which may be in excess of federally insured limits. Depository institutions are required to maintain reserve and clearing balances with the Federal Reserve Bank (“FRB”). Accordingly, the Company has amounts restricted for this purpose of $19.4 million and $14.1 million included in cash and due from banks on the consolidated balance sheets as of December 31, 2015 and 2014, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held-to-maturity” securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading” securities and reported at fair value with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value and consist of debt or equity securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income net of income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

At each reporting date, the Company evaluates each investment security in a loss position for other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as (1) the length of time and the extent to which the fair value has been below cost, (2) changes in the earnings performance, credit rating, asset quality, or business prospects of the issuer, (3) the ability of the issuer to make principal and interest payments, (4) changes in the regulatory, economic, or technological environment of the issuer, and (5) changes in the general market condition of either the geographic area or industry in which the issuer operates.

Regardless of these factors, if the Company has developed a plan to sell the security or it is likely that the Company will be forced to sell the security in the near future, then the impairment is considered other-than-temporary and the carrying value of the security is permanently written down to the current fair value with the difference between the new carrying value and the amortized cost charged to earnings. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment is separated into the following: (1) the amount representing the credit loss and (2) the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings, and the amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed and any subsequent payments received are applied only to the outstanding principal balance.

Allowance for Loan Losses

The allowance for loan losses (“ALL”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to provide for losses that are inherent in the portfolio. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the ALL.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

The Company conducts an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with the identification of problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, a specific reserve may be established based on the Company’s calculation of the loss embedded in the individual loan. In addition to specific reserves on impaired loans, the Company has a nine point grading system for each non-homogeneous loan in the portfolio to reflect the risk characteristic of the loan. The loans identified and measured for impairment are segregated from risk-rated loans within the portfolio. Loans are then grouped by loan type and by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions and overall portfolio quality including delinquency rates and concentrations. The ALL is an accounting estimate and as such there is uncertainty associated with the estimate due to the level of subjectivity and judgment inherent in performing the calculation. Management’s evaluation of the ALL also includes considerations of existing general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, regulatory examination results and findings of the Company's outsourced loan review consultants. The total of specific reserves required for impaired classified loans and the calculated reserves comprise the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management’s policy is generally to evaluate only those loans greater than $500,000 for impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including the performance of the Company’s loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Other Real Estate Owned

Other real estate owned acquired through, or in lieu of, loan foreclosure is initially recorded at fair value less selling costs, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or net realizable value. Net realizable value is equivalent to fair market value less costs to sell the assets. Revenue and expenses from holding the properties and adjustments to the cost basis are included in earnings.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 3 - 10 years for furniture and equipment and 40 years for buildings. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value approximates cost.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key employees. These policies are recorded at their cash surrender value, or the amount that can be realized. Income from these policies and changes in the net cash surrender value are recorded in noninterest income.

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of the change in the fair value of the derivative is recognized directly in earnings. The Company engages a third party expert to assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged transactions.

The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to adverse changes in interest rates. To accomplish this objective, the Company uses interest rate caps and swaps as part of its cash flow hedging strategy.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax benefits or consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

At December 31, 2015, the Company had $4.1 million in net deferred tax assets. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized. All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized. Our forecast process includes qualitative and quantitative elements that may be subject to significant change. If our forecast of taxable income within the carryforward periods available under applicable law and prudent tax planning strategies are not sufficient to cover the amount of net deferred tax assets, such assets may be impaired. Based on the Company’s analysis of both positive and negative evidence we concluded there were no valuation allowances required with respect to the deferred tax assets at December 31, 2015 and 2014.

Stock Compensation Plans

The Company has two stock-based compensation plans covering certain officers and directors. The Company stock option plan grants stock options under the plan for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. The restricted stock plan grants a fixed number of shares with a grant price equal to the fair value of the shares on the date of grant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share

Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period. Diluted net income per common share reflects the potential dilution that could occur if outstanding stock options were exercised.

In May 2014, the Company’s shareholders approved and the Company executed a reclassification of its then-outstanding Class A common stock and Class B common stock into a single class of common stock on the basis of one share of common stock for each share of Class A common stock and Class B common stock so reclassified. In June 2014, the Company amended its articles of incorporation to effect a 125-for-1 forward split of each share of common stock then issued and outstanding.

Basic and diluted net income per common share have been computed based upon net income as presented in the accompanying Consolidated Statements of Income divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2015	2014
Shares used in the computation of earnings per share:
Weighted average number of shares outstanding - basic	4,509,884	4,456,002
Dilutive effect of restricted shares	38,022	39,011
Weighted average number of shares outstanding - diluted	4,547,906	4,495,013

In 2015 and 2014, because the exercise price was in excess of the average current trading price, none of the Company’s outstanding stock options were used in the calculation of diluted EPS. The dilutive effect of stock options and unvested restricted shares are the only common stock equivalents for purposes of calculating diluted earnings per common share.

Weighted average anti-dilutive stock options and unvested restricted shares excluded from the computation of diluted earnings per share are as follows:

	2015	2014
Anti-dilutive stock options	81,500	101,000
Unvested restricted shares	40,936	48,958

Comprehensive Income

The Company reports as comprehensive income all changes in stockholders' equity during the year from sources other than stockholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income.

The Company’s only two components of other comprehensive income are unrealized gains and losses on investment securities available-for-sale, net of income taxes and unrealized gains and losses on cash flow hedges, net of income taxes. Information concerning the Company’s accumulated other comprehensive income for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
(In thousands)
Unrealized gains on securities available-for-sale	$1,378	$2,663
Deferred tax expense	(530)	(1,018)
Other comprehensive income, net of tax	848	1,645
Unrealized losses on cash flow hedges	(2,779)	(814)
Deferred tax benefit	1,045	311
Other comprehensive loss, net of tax	(1,734)	(503)
Total other comprehensive income (loss)	$(886)	$1,142

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accumulated balances related to each component of other comprehensive loss are as follows:

	Unrealized
	Gains and
	Losses on	Unrealized
	Available-	Gains and
	for	Losses on
	Sale	Cash Flow
(in thousands)	Securities	Hedges	Total
Balance as of December 31, 2014	$1,645	$(503)	$1,142
Other comprehensive loss before reclassification	(255)	(1,231)	(1,486)
Amounts reclassified from accumulated othercomprehensive income	(542)	-	(542)
Net current-period other comprehensive loss	(797)	(1,231)	(2,028)
Balance as of December 31, 2015	$848	$(1,734)	$(886)

Balance as of December 31, 2013	$(1,945)	$1,383	$(562)
Other comprehensive income (loss) before reclassification	3,677	(1,886)	1,791
Amounts reclassified from accumulated other comprehensive income	(87)	-	(87)
Net current-period other comprehensive income (loss)	3,590	(1,886)	1,704
Balance as of December 31, 2014	$1,645	$(503)	$1,142

Recent Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board (“FASB”) amended the Receivables topic of the Accounting Standards Codification. The amendments are intended to resolve diversity in practice with respect to when a creditor should reclassify a collateralized consumer mortgage loan to other real estate owned (“OREO”). In addition, the amendments require a creditor reclassify a collateralized consumer mortgage loan to OREO upon obtaining legal title to the real estate collateral, or the borrower voluntarily conveying all interest in the real estate property to the lender to satisfy the loan through a deed in lieu of foreclosure or similar legal agreement. The amendments were effective for the Company for annual periods, and interim periods within those annual periods,  beginning after December 15, 2014, with early implementation of the guidance permitted. In implementing this guidance, assets that are reclassified from real estate to loans are measured at the carrying value of the real estate at the date of adoption. Assets reclassified from loans to real estate are measured at the lower of the net amount of the loan receivable or the fair value of the real estate less costs to sell at the date of adoption. These amendments did not have a material effect on the Company’s financial statements.

In June 2014, the FASB issued guidance which makes limited amendments to the guidance on accounting for certain repurchase agreements. The new guidance (1) requires entities to account for repurchase-to-maturity transactions as secured borrowings (rather than as sales with forward repurchase agreements), (2) eliminates accounting guidance on linked repurchase financing transactions, and (3) expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers (specifically, repos, securities lending transactions, and repurchase-to-maturity transactions) accounted for as secured borrowings. The amendments were effective for the Company for the first interim or annual period beginning after December 15, 2014. These amendments did not have a material effect on the Company’s financial statements.

In June 2014, the FASB issued guidance which clarifies that performance targets associated with stock compensation should be treated as a performance condition and should not be reflected in the grant date fair value of the stock award. The amendments will be effective for the Company for fiscal years that begin after December 15, 2015. The Company will apply the guidance to all stock awards granted or modified after the amendments are effective. The Company does not expect these amendments to have a material effect on its financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In February 2015, the FASB issued guidance which amends the consolidation requirements and significantly changes the consolidation analysis required under U.S. GAAP. Although the amendments are expected to result in the deconsolidation of many entities, the Company will need to reevaluate all its previous consolidation conclusions. The amendments will be effective for fiscal years, and interim periods within those fiscal years,  beginning after December 15, 2015, with early adoption permitted (including during an interim period), provided that the guidance is applied as of the beginning of the annual period containing the adoption date. The Company does not expect these amendments to have a material effect on its financial statements.

In April 2015, the FASB issued guidance that will require debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This update affects disclosures related to debt issuance costs but does not affect existing recognition and measurement guidance for these items. The amendments will be effective for fiscal years, and interim periods within those fiscal years,  beginning after December 15, 2015, with early adoption permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting  periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements

In August 2015, the FASB deferred the effective date of ASU 2014-09, Revenue from Contracts with Customers. As a result of the deferral, the guidance in ASU 2014-09 will be effective for the Company for reporting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2016, the FASB amended the Financial Instruments topic of the ASC to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for  financial statements issued for annual periods  beginning after December 15, 2016, and interim periods within those annual periods . The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Reclassifications

Certain amounts in the 2015 financial statements have been reclassified to conform to the 2014 presentation. The reclassifications had no effect on total assets, net income or stockholders' equity as previously reported.

NOTE 3 - INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification at December 31, 2015 and 2014.

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value
2015
Available-for-sale:
U.S. Agency obligations	$19,778	$196	$73	$19,901
Collateralized mortgage obligations	60,826	321	206	60,941
Mortgage-backed securities	31,074	326	90	31,310
Municipal bonds	53,163	1,346	75	54,434
Other	2,677	10	377	2,310
	$167,518	$2,199	$821	$168,896

2014
Available-for-sale:
U.S. Agency obligations	$31,710	$256	$124	$31,842
Collateralized mortgage obligations	69,519	672	135	70,056
Mortgage-backed securities	33,921	627	-	34,548
Municipal bonds	44,511	991	322	45,180
Other	1,351	698	-	2,049
	$181,012	$3,244	$581	$183,675

The amortized cost and fair values of securities available-for-sale at December 31, 2015 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

		After One	After Five		No Stated
	Within	Within	Within	After	Maturity
(In thousands)	1 Year	Five Years	Ten Years	Ten Years	Date	Total
U.S. Agency obligations	$-	$-	$-	$19,901	$-	$19,901
Collateralized mortgage obligations	-	-	-	60,941	-	60,941
Mortgage-backed securities	-	-	13,591	17,719	-	31,310
Municipal bonds	-	1,786	4,412	48,236	-	54,434
Other	-	-	500	-	1,810	2,310
	$-	$1,786	$18,503	$146,797	$1,810	$168,896

At December 31, 2015, the unrealized losses related to three U.S. Agency obligations, seven collateralized mortgage obligations, twenty-two municipal bonds, six mortgage backed securities, and one other investment. One collateralized mortgage obligation, thirteen of the municipal bonds and two US Agency obligations in a loss position had continuous unrealized losses for more than 12 months. At December 31, 2014, the unrealized losses related to four U.S. Agency obligations, five collateralized mortgage obligations, and twenty-two municipal bonds, one of which was a collateralized mortgage obligation, twenty-two municipal bonds and four U.S. Agency obligations had continuous unrealized losses for more than 12 months. The unrealized losses primarily relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses on the debt securities in 2014 or 2015 relate to the marketability of the securities or the issuer’s ability to honor redemption obligations and since management has the intent to hold these securities until maturity and believes it is more likely than not that the Company will not have to sell any such securities before a recovery of cost given the current liquidity position, none of those debt securities are deemed to be other than temporarily impaired.

NOTE 3 - INVESTMENT SECURITIES (Continued)

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2015 and 2014.

	Less Than 12 Months		12 Months or Greater		Total
(In thousands)		Unrealized		Unrealized		Unrealized
December 31, 2015	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Securities available-for-sale:
U.S. Agency obligations	$3,007	$-	$3,178	$73	$6,185	$73
Collateralized mortgage obligations	26,086	159	2,983	47	29,069	206
Mortgage-backed securities	18,575	90	-	-	18,575	90
Municipal bonds	3,896	6	7,990	69	11,886	75
Other	1,774	377	-	-	1,774	377
Total temporarily impaired
securities	$53,338	$632	$14,151	$189	$67,489	$821

	Less Than 12 Months		12 Months or Greater		Total
(In thousands)		Unrealized		Unrealized		Unrealized
December 31, 2014	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Securities available-for-sale:
U.S. Agency obligations	$-	$-	$10,337	$124	$10,337	$124
Collateralized mortgage obligations	19,051	90	3,630	45	22,681	135
Mortgage-backed securities	-	-	-	-	-	-
Municipal bonds	-	-	12,524	322	12,524	322
Total temporarily impaired
securities	$19,051	$90	$26,491	$491	$45,542	$581

During the years ended December 31, 2015 and 2014, the Company recognized gross gains and (losses) on sales of available-for-sale investment securities of $591,000 and ($49,000), respectively, for 2015 and $208,000 and ($121,000), respectively, for 2014. Proceeds received from these sales totaled approximately $55.0 million and $28.5 million in 2015 and 2014, respectively.

Securities with a fair value of $78.4 million and $84.1 million were pledged as of December 31, 2015 and 2014, respectively, to secure repurchase agreements, lines of credit and other borrowings.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans at December 31, 2015 and 2014:

(In thousands)	2015	2014
Construction and land development	$64,702	$62,817
Commercial real estate:
Non-farm, non-residential	453,407	408,129
Farmland	1,332	1,078
Multifamily, nonresidential and junior liens	79,170	78,024
Total commercial real estate	533,909	487,231
Consumer real estate:
Home equity lines	78,943	46,782
Secured by 1-4 family residential, secured by first deeds of trust	167,053	143,793
Secured by 1-4 family residential, secured by second deeds of trust	3,711	4,940
Total consumer real estate	249,707	195,515
Commercial and industrial loans (except those secured by real estate)	153,669	117,126
Consumer and other	13,539	5,722
Total loans	1,015,526	868,411
Deferred loan (fees) costs	630	(6)
Allowance for loan losses	(7,641)	(6,869)

Net loans	$1,008,515	$861,536

Loans are primarily made in the Research Triangle and Charlotte areas of North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

Changes in the allowance for loan losses for the years ended December 31, 2015 and 2014 were as follows:

				Commercial
				& Industrial
	Construction		Consumer	Loans Not
	and Land	Commercial	Real	Secured By	Consumer	Total
(In thousands)	Development	Real Estate	Estate	Real Estate	& Other	Loans
2015
Balance at beginning of the year	$960	$2,510	$1,594	$1,662	$143	$6,869
Provision for loan losses	(510)	902	408	(51)	1	750
Loans charged off	(14)	(275)	-	-	-	(289)
Recoveries	73	19	44	175	-	311
Net (chargeoffs) recoveries	59	(256)	44	175	-	22
Balance at end of the year	$509	$3,156	$2,046	$1,786	$144	$7,641

(in thousands)
2014
Balance at beginning of the year	$2,021	$1,184	$1,540	$2,150	$44	$6,939
Provision for loan losses	(317)	1,287	104	(635)	99	538
Loans charged off	(898)	(1)	(64)	(99)	-	(1,062)
Recoveries	154	40	14	246	-	454
Net (chargeoffs) recoveries	(744)	39	(50)	147	-	(608)
Balance at end of the year	$960	$2,510	$1,594	$1,662	$143	$6,869

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on the impairment method for the years ended December 31, 2015 and 2014 were as follows:

				Commercial
				& Industrial
	Construction		Consumer	Loans Not
	and Land	Commercial	Real	Secured By	Consumer	Total
(in thousands)	Development	Real Estate	Estate	Real Estate	& Other	Loans
2015
Allowance for Loan Losses:
Individually evaluated for impairment	$4	$72	$115	$297	$21	$509
Collectively evaluated for impairment	505	3,084	1,931	1,489	123	7,132
Total ending allowance	$509	$3,156	$2,046	$1,786	$144	$7,641

Loans:
Individually evaluated for impairment	$238	$2,619	$411	$602	$21	$3,891
Collectively evaluated for impairment	64,464	531,290	249,296	153,067	13,518	1,011,635
Total ending loans	$64,702	$533,909	$249,707	$153,669	$13,539	$1,015,526

(in thousands)
2014
Allowance for Loan Losses:
Individually evaluated for impairment	$5	$189	$282	$178	$26	$680
Collectively evaluated for impairment	955	2,321	1,312	1,484	117	6,189
Total ending allowance	$960	$2,510	$1,594	$1,662	$143	$6,869

Loans:
Individually evaluated for impairment	$345	$4,538	$646	$720	$26	$6,275
Collectively evaluated for impairment	62,472	482,693	194,869	116,406	5,696	862,136
Total ending loans	$62,817	$487,231	$195,515	$117,126	$5,722	$868,411

Loans are charged down or off as soon as the Company determines that the full principal balance due under any loan becomes uncollectible. The amount of the charge is determined as follows:

●	If unsecured, the loan must be charged off in full.
●	If secured, the outstanding principal balance of the loan should be charged down to the net realizable value of the collateral.

Loans are considered uncollectible when:

●	No regularly scheduled payment has been made within four months unless fully secured and in the process of collection.
●	The collateral value is insufficient to cover the outstanding indebtedness and it is unlikely the borrower will have the ability to pay the debt in a timely manner.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

●	The loan is unsecured, the borrower files for bankruptcy protection and there is no other (guarantor, etc.) support from an entity outside of the bankruptcy proceedings.

Impaired loans totaled $3.9 million and $6.3 million at December 31, 2015 and 2014, respectively. Included in the $3.9 million at December 31, 2015 is $2.8 million of loans classified as troubled debt restructurings (“TDRs”). Included in the $6.3 million at December 31, 2014 is $2.9 million of loans classified as TDRs. A modification of a loan’s terms constitutes a TDR if the creditor grants a concession to the borrower for economic or legal reasons related to the borrower’s financial difficulties that it would not otherwise consider. All TDRs are considered impaired.

The following table provides information on performing and nonperforming TDRs as of December 31, 2015 and 2014:

(In thousands)	2015	2014
Performing TDRs:
Commercial real estate	$2,220	$2,337
Consumer real estate	346	-
Commercial and industrial loans	47	355
Total performing TDRs	2,613	2,692

Nonperforming TDRs:
Construction and land development	104	131
Consumer real estate	65	70
Consumer and other	21	-
Total nonperformingTDRs	190	201
Total TDRs	$2,803	$2,893

During 2015, there were three new loans totaling $1.4 million identified as TDRs. There were no loans considered as TDRs in 2014 that subsequently defaulted in 2015.

Interest is not typically accrued on loans where impairment exists. For loans classified as TDRs, the Company further evaluates the loans as performing or non-performing. If, at the time of restructure, it is determined that no impairment exists, the loan will be classified as performing. At December 31, 2015 and 2014, $2.6 million and $2.7 million of TDRs were accruing interest as they were classified as performing. Interest income recognized on performing TDRs was $161,000 and $151,000 for the years ended December 31, 2015 and 2014, respectively.

In order to quantify the value of impairment, the Company evaluates loans individually. In 2015, the Company had $3.9 million of impaired loans. The detail of loans evaluated for impairment as of December 31, 2015 is presented below:

		Contractual
(in thousands)	Recorded	Principal	Allocated
2015	Investment	Balance	Allowance
Loans without a specific valuation allowance:
Construction and land development	$235	$397	$-
Commercial real estate	2,220	2,319	-
Loans with a specific valuation allowance:
Construction and land development	4	29	4
Commercial real estate	399	480	72
Consumer real estate	410	474	115
Commercial and industrial loans (except those secured by real estate)	602	895	297
Consumer and other	21	26	21
Total	$3,891	$4,620	$509

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

In 2014, the Company had $6.3 million of impaired loans. The detail of loans evaluated for impairment as of December 31, 2014 is presented below:

		Unpaid
		Contractual
(in thousands)	Recorded	Principal	Allocated
2014	Investment	Balance	Allowance
Loans without a specific valuation allowance:
Construction and land development	$339	$392	$-
Commercial real estate	3,059	3,102	-
Consumer real estate
Commercial and industrial loans (except those secured by real estate)	120	221	-
Consumer and other
Loans with a specific valuation allowance:
Construction and land development	6	29	5
Commercial real estate	1,479	1,479	189
Consumer real estate	646	666	282

Commercial and industrial loans (except those secured by real estate)	600	606	178
Consumer and other	26	26	26
Total	$6,275	$6,521	$680

The average recorded investment balance of impaired loans during 2015 and 2014 is as follows:

(In thousands)	2015	2014
Construction and land development	$252	$1,725
Commercial real estate	5,477	3,704
Consumer real estate	420	939
Commercial and industrial loans (except those secured by real estate)	654	941
Consumer and other	23	180
Total loans	$6,826	$7,489

When the Company cannot reasonably expect full and timely repayment of its loan, the loan is placed on nonaccrual. The Company will continue to track the contractual interest for purposes of customer reporting and any potential litigation or later collection of the loan but accrual of interest for the Company’s financial statement purposes is to be discontinued. Subsequent payments of interest can be recognized as income on a cash basis provided that full collection of principal is expected. Otherwise, all payments received are to be applied to principal only. At the time of non-accrual, past due or accrued interest is reversed from income.

Loans over 90 days past due will automatically be placed on non-accrual. Loans that are less delinquent may also be placed on non-accrual if full collection of principal and interest is unlikely.

The following table presents the recorded investment in nonaccrual loans by portfolio segment as of December 31, 2015 and 2014:

	Nonaccrual
(in thousands)	2015	2014
Construction and land development	$238	$276
Consumer real estate	65	69
Commercial and industrial loans (except those secured by real estate)	189	49
Consumer and other	21	26
Total	$513	$420

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

There were no loans past due and accruing interest at December 31, 2015 or 2014. If interest had been earned on non-accrual loans, such income would have approximated $28,000 and $54,000 for the years ended December 31, 2015 and 2014, respectively.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2015 and 2014 by portfolio segment:

			Greater
	30 - 59	60 - 89	than 90
	Days	Days	Days		Total
(in thousands)	Past	Past	Past	Non-	Past		Total
2015	Due	Due	Due	Accrual	Due	Current	Loans
Construction and land development	$-	$-	$-	$238	$238	$64,464	$64,702
Commercial real estate	-	-	-	-	-	533,909	533,909
Consumer real estate	-	-	-	65	65	249,642	249,707
Commercial and industrial loans (except those secured by real estate)	-	-	-	189	189	153,480	153,669
Consumer and other	-	-	-	21	21	13,518	13,539
Total	$-	$-	$-	$513	$513	$1,015,013	$1,015,526

			Greater
	30 - 59	60 - 89	than 90
	Days	Days	Days		Total
(in thousands)	Past	Past	Past	Non-	Past		Total
2014	Due	Due	Due	Accrual	Due	Current	Loans
Construction and land development	$-	$-	$-	$276	$276	$62,541	$62,817
Commercial real estate	-		-	-	-	487,231	487,231
Consumer real estate	185	-	-	69	254	195,261	195,515
Commercial and industrial loans (except those secured by real estate)	71	-	-	49	120	117,006	117,126
Consumer and other	-	-	-	26	26	5,696	5,722
Total	$256	$-	$-	$420	$676	$867,735	$868,411

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality Indicators

The Company utilizes its nine point grading system in order to evaluate the level of inherent risk in the loan portfolio as part of its allowance for loan losses methodology. Loans collectively evaluated for impairment are grouped by loan type and, in the case of commercial and construction loans, by risk rating. Each loan type is assigned an allowance factor based on risk grade, historical loss experience, economic conditions, overall portfolio quality including delinquency rates and commercial real estate loan concentrations (as applicable). As risk grades increase, additional reserves are applied stated in basis points in order to account for the added inherent risk.

The Company categorizes all business and commercial purpose loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by setting the risk grade at the inception of a loan through the approval process. A certain percentage of loan dollars is reviewed each year by a third party loan review function. The risk rating process is inherently subjective and based upon management’s evaluation of the specific facts and circumstances for individual borrowers. As such, the assigned risk ratings are subject to change based upon changes in borrower status and changes in the external environment affecting the borrower. The Company uses the following definitions for risk ratings:

●
Risk Grade 1 – Minimal - Credits in this category are virtually risk-free and are well-collateralized by cash-equivalent instruments. The repayment program is well-defined and achievable. Repayment sources are numerous.

●
Risk Grade 2 – Modest - Loans to borrowers of significantly better than average financial strength or loans secured by readily marketable securities. Earnings performance is consistent and primary and secondary sources of repayment are well established. The borrower exhibits excellent asset quality and liquidity with very strong debt servicing capacity and coverage. Company management has depth, is experienced and well regarded in the industry.

●
Risk Grade 3 – Average - Loans in this category are to borrowers of satisfactory financial strength. Earnings performance is consistent. Primary and secondary sources of repayment are well defined and adequate to retire the debt in a timely and orderly fashion. These borrowers would generally exhibit satisfactory asset quality and liquidity. They have moderate leverage and experienced management in key positions.

●
Risk Grade 4 – Acceptable - Loans in this category are to borrowers involving more than average risk which contain certain characteristics that require some supervision and attention by the lender. Asset quality is acceptable, but debt capacity is modest. Little excess liquidity is available. The borrower may be fully leveraged and unable to sustain major setbacks. Covenants are structured to ensure adequate protection. Management may have limited experience and depth. This category includes loans which are highly leveraged transactions due to regulatory constraints and also includes loans involving reasonable exceptions to policy.

●
Risk Grade 5 – Acceptable with Care - A loan in this category is sound and collectible but contains considerable risk. Although asset quality remains acceptable, the borrower has a smaller and/or less diverse asset base, very little liquidity and limited debt capacity. Earnings performance is inconsistent and the borrower is not strong enough to sustain major setbacks. The borrower may be highly leveraged and below average size or a lower-tier competitor. There might be limited management experience and depth. These loans may be to a well-conceived start-up venture but repayment is still dependent upon a successful operation. This category includes loans with significant documentation or policy exceptions, improper loan structure, or inadequate loan servicing procedures and may also include a loan in which strong reliance for a secondary repayment source is placed on a guarantor who exhibits the ability and willingness to repay or loans which are highly leveraged transactions due to the obligor’s financial status.

●
Risk Grade 6 – Special Mention or Critical - Loans in this category have potential weaknesses which may, if not checked or corrected, weaken the asset or inadequately protect the Company’s credit position at some future date. These may also include loans of marginal quality and liquidity that if not corrected may jeopardize the liquidation of the debt and the Company’s credit position. These loans require close supervision and must be monitored to ensure there is not a pattern of deterioration in the credit that may lead to further downgrade. These characteristics include but are not limited to:

o	Repayment performance has not been demonstrated to prudent standards and;
o	Repayment performance is inconsistent and highly sensitive to business and operating cycle swings;
o	Fatal documentation errors.
o	Performing as agreed without documented capacity or collateral protection.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

●
Risk Grade 7 – Substandard - A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

●
Risk Grade 8 – Doubtful - Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Among these events are:

o	Injection of capital
o	Alternative financing
o	Liquidation of assets or the pledging of additional collateral.

The ability of the borrower to service the debt is extremely weak, overdue status is constant, the debt has been placed on non-accrual status and no definite repayment schedule exists. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off. There were no loans rated as Doubtful as of December 31, 2015 or 2014.

●
Risk Grade 9 – Loss - Loans classified Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be affected in the future. Probable loss portions of Doubtful assets should be charged against the Allowance for Loan Losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty days or calendar quarter-end. There were no loans rated as Loss as of December 31, 2015 or 2014.

As of December 31, and based on the most recent analysis performed, the risk category of unimpaired loans by class of loans is as follows:

	Risk Grade
(in thousands)	1	2	3	4	5	6	7	Total
2015
Construction and land development	$26	$200	$2,545	$14,318	$47,133	$242	$-	$64,464
Commercial real estate	-	619	195,935	243,771	87,492	3,473	-	531,290
Consumer real estate	53	10,933	111,123	92,127	34,346	714	-	249,296
Commercial and industrial loans (except those secured by real estate)	2,168	1,909	24,675	96,900	26,802	612	-	153,066
Consumer and other	980	1,069	960	8,392	1,936	182	-	13,519
Total	$3,227	$14,730	$335,238	$455,508	$197,709	$5,223	$-	$1,011,635

	Risk Grade
	1	2	3	4	5	6	7	Total
2014
Construction and land development	$47	$1,069	$3,207	$13,112	$44,935	$102	$-	$62,472
Commercial real estate	-	2,336	167,850	214,413	91,026	7,068	-	482,693
Consumer real estate	-	6,808	91,368	67,677	29,016	-	-	194,869
Commercial and industrial loans (except those secured by real estate)	2,479	1,849	14,123	61,806	35,522	627	-	116,406
Consumer and other	200	68	1,031	2,068	2,141	188	-	5,696
Total	$2,726	$12,130	$277,579	$359,076	$202,640	$7,985	$-	$862,136

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The Company has granted loans to certain directors and executive officers of the Company and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectability. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their related interests follows:

(In thousands)
Loans to directors and officers as a group at December 31, 2014	$6,291
Disbursements during 2015	772
Amounts collected during 2015	(1,520)
Loans to directors and officers as a group at December 31, 2015	$5,543

NOTE 5 - BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2015 and 2014:

(In thousands)	2015	2014
Building	$16,181	$16,096
Furniture and equipment	6,532	5,888
Leasehold improvements	350	349
Construction in progress	-	107
Less accumulated depreciation and amortization	(6,630)	(5,369)
	$16,433	$17,071

Depreciation and amortization expense amounting to $1.4 million and $1.1 million for the years ended December 31, 2015 and 2014 are included in occupancy and equipment expenses.

NOTE 6 - DEPOSITS

At December 31, 2015, the scheduled maturities of time deposits are as follows:

(In thousands)
2016	$257,883
2017	41,620
2018	15,550
2019	1,920
2020 and after	2,808
$319,781

At December 31, 2015 and 2014, time deposits in denominations of $250,000 or more were $34.1 million and $33.6 million, respectively. Interest expense on time deposits of $250,000 or more aggregated to $400,000 in 2015 and $368,000 in 2014.

In the normal course of business, certain directors and executive officers of the Company, including their immediate families and companies in which they have an interest, may be deposit customers.

NOTE 7 - BORROWINGS

Repurchase Agreements and Federal Funds Purchased

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 7 - BORROWINGS (Continued)

Following is an analysis of short-term borrowed funds at December 31, 2015 and 2014:

					Maximum
	End of Period		Daily Average Balance		Outstanding
(Dollars in thousands)		Weighted		Interest	At Any
December 31, 2015	Balance	Avg Rate	Balance	Rate	Month End
Fed funds purchased	$-	0.00%	$99	0.54%	$-
Repurchase agreements	30,580	0.19%	33,080	0.19%	48,080
	$30,580	0.19%	$33,179	0.19%

					Maximum
	End of Period		Daily Average Balance		Outstanding
(Dollars in thousands)		Weighted		Interest	At Any
December 31, 2014	Balance	Avg Rate	Balance	Rate	Month End
Fed funds purchased	$901	0.55%	$421	0.54%	$12,137
Repurchase agreements	26,581	0.19%	24,301	0.18%	29,571
	$27,482	0.20%	$24,722	0.19%

Interest expense on securities sold under agreements to repurchase totaled $63,600 in 2015 and $43,800 in 2014.

Interest on federal funds purchased totaled $1,500 in 2015 and $2,200 in 2014.

Repurchase agreements are collateralized by mortgage-backed securities with carrying values and fair values of $42.9 million at December 31, 2015.

At December 31, 2015, the Company had available lines of credit of approximately $152.5 million at various financial institutions for borrowing on a short-term basis (“fed funds lines”). The Company had $102.5 million of the fed funds lines with the bank’s correspondent banks that were unsecured. However, since the Company had no outstanding balances during the year on the secured portion, it had no collateral pledged at December 31, 2015 for this line.

Federal Home Loan Bank Advances

At December 31, 2015, the Company had an available credit line at the FHLB of up to 30% of assets contingent upon adequate collateralization. These lines are subject to annual renewal and are at varying interest rates. Advances from the FHLB had a weighted average rate of 0.41% and 0.23% and total outstanding balances averaged $166.9 million and $114.6 million for the years ended December 31, 2015 and 2014, respectively. Included in amounts due to the FHLB as of December 2015 were six term borrowings totaling $165.0 million. The term borrowings were all short-term notes maturing by February 2016 with rates varying from 0.26% to 0.62%.

The line of credit and all other advances were collateralized by certain 1 – 4 family mortgages, multifamily first mortgage loans, home equity lines and qualifying commercial loans totaling $520.5 million and by mortgage-backed securities with carrying values of $10.0 million at December 31, 2015. The line offers a borrowing capacity of $366.8 million at December 31, 2015.

Holding Company Loan

The Company has a $10.0 million holding company loan with an unaffiliated institution secured by the stock of the Bank. The loan had an outstanding balance of $4.8 million and $7.3 million at December 31, 2015 and December 31, 2014, respectively. The balance is included in other borrowings on the Consolidated Balance Sheets. The loan accrues interest at prime plus 0.75% and matures in November 2017. The loan called for interest only payments until November 2013 with principal payments starting after that and amortized over the remaining four year term. The loan is subject to following covenants, to be tested quarterly:

●	Maintain a Tier I Leverage Ratio at both the Company and the Bank of not less than 6.0%;
●	Maintain a Total Risk Based Capital Ratio at both the Company and the Bank of not less than 10.0%;

NOTE 7 - BORROWINGS (Continued)

●	LTV<75% as stated in collateral section;
●	Maintain a Texas Ratio not to exceed 55%, to be tested quarterly;and
●	A “change in control” of Bank entity will trigger the loan being due in full.

Subordinated Debentures

In 2004, the Company issued $10.3 million of junior subordinated debentures to Paragon Commercial Capital Trust I in exchange for the proceeds of trust preferred securities issued by the Trust. The junior subordinated debentures accrue interest quarterly at an annual rate, reset quarterly, equal to LIBOR plus 2.65%. The debentures are redeemable in whole or in part, on any October 23, January 23, April 23, or July 23. Redemption is mandatory at July 23, 2034.

In 2006, the Company issued $8.2 million of junior subordinated debentures to Paragon Commercial Capital Trust II in exchange for the proceeds of trust preferred securities issued by the Trust. The junior subordinated debentures accrue interest quarterly at an annual rate, reset quarterly, equal to LIBOR plus 1.70%. The debentures are redeemable on June 20, 2011 or afterwards, in whole or in part, on any March 30, June 30, September 30, or December 30. Redemption is mandatory at June 30, 2036.

In October 2008, the Company issued $11.8 million of subordinated debentures at the Bank level. $7.3 million of the debentures paid interest quarterly at a fixed rate of 9.14% and the remaining $4.5 million paid at an annual rate, reset quarterly, equal to LIBOR plus 5.00%. The debentures were redeemable on November 1, 2013 or any time afterwards, in whole or in part. Redemption was mandatory at November 1, 2018. The debentures were included in long-term debt in 2013 and qualified as Tier 2 regulatory capital at the Bank level. In January 2014, the Company repaid these debentures, reducing total risk based capital by this amount.

The junior subordinated debentures are included in debt and the Company’s equity interest in the trusts are included in other assets. The Company guarantees the trust preferred securities through the combined operation of the junior subordinated debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued a final rule stating that trust preferred securities will continue to be included in Tier 1 capital, subject to stricter quantitative and qualitative standards. For Bank Holding Companies, trust preferred securities will continue to be included in Tier 1 capital up to 25% of core capital elements (including trust preferred securities) net of goodwill less any associated deferred tax liability.

NOTE 8 - LEASES

The Company purchased a building in Raleigh in 2005 and relocated its headquarters in March 2007. The acquired building resides on land subject to a land lease which renews every five years with the next renewal in 2018. The assumed life of the lease for the land is the expected life of the building. In addition the Bank has entered into non-cancelable operating leases for its Charlotte office expiring in February 2019, its Cary office expiring in June 2019 and its operations center expiring in August 2016. Future minimum lease payments under these leases for the years ending December 31 are as follows:

(In thousands)
2016	$605
2017	514
2018	524
2019	238
2020	158
Thereafter	4,260
Total	$6,299

Total rent expense for the years ended December 31, 2015 and 2014 amounted to $534,000 and $272,000 respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

In addition to those transactions discussed in Note 4 and 6, the Company entered into an agreement for accounting, data processing, and administrative services with a stockholder corporation that owned approximately 18% of the Company’s common stock at December 31, 2015 and 2014. The agreement expired in 2015 and was not renewed. Expenses related to this agreement totaled $377,000 and $583,000 during the years ended December 31, 2015 and 2014, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLANS

401(k) Retirement Plan

The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company’s contribution is limited to 6% of each employee’s salary. Matching contributions are funded when accrued. The Company matches the first 6% of employee contributions. Matching expenses totaled $589,000 and $471,000 for the years ended December 31, 2015 and 2014, respectively.

Employee Stock Purchase Plan

On September 23, 2003, the Board of Directors adopted, subject to stockholder approval, the 2003 Employee Stock Purchase Plan (the “2003 ESPP”). A split adjusted aggregate of 200,000 shares of common stock of the Company has been reserved for issuance by the Company upon exercise of options to be granted from time to time under the 2003 ESPP.

On November 18, 2014, the Plan was amended to comply with Section 423 of the Internal Revenue Code of 1986. Under this plan, eligible employees have the option to withhold post-tax dollars from their payroll to be placed in an account for purchases of the Company’s shares or to buy their allotted shares outright. In order for employees to be eligible to participate, they must have been employed by the Company for 3 consecutive months prior to the annual share allocation date. The Plan allows for employees to purchase shares at 95% of fair market value. The number of shares that could be purchased in any calendar year by any individual was limited to shares with a fair market value of $25,000.

During 2015, 10,678 shares were issued for an aggregate amount for $202,000. During 2014, there were no shares issued under the plan.

Supplemental Retirement Plan

In May 2004, the Company established a non-qualifying supplemental retirement plan for the benefit of certain key executives (the “2004 Plan”). Under the 2004 Plan, the participants will receive a fixed retirement benefit over a 20 year period following that participant’s retirement. The 2004 Plan also provides for payment of death or disability benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. Benefits vested over a ten year period beginning at 2004 Plan inception and are now fully vested. The discount rate used to compute the liability for the expected benefits was 6%.

In July 2007, the Company established another non-qualifying supplemental retirement plan for the benefit of certain other key employees (the “2007 Plan”). The terms of the plan were the same as those for the 2004 Plan. In addition, at the same time, the Company established a deferred compensation plan for certain key executives (the “Deferred Compensation Plan”). Terms of the Deferred Compensation Plan were the same as those of the 2004 Plan and the 2007 Plan except that in addition to a service requirement, certain financial objectives had to be met.

In 2012, the Company amended the Deferred Compensation Plan to remove the financial objectives for the remaining participants. In 2014, the Deferred Compensation Plan was merged into the 2007 Plan and all benefits became fully vested.

For the year ended December 31, 2015 and 2014, the Company recognized an expense of $397,000 and $415,000, respectively, related to each of these plans. The accrued liability related to these plans was approximately $2.7 million and $2.3 million as of December 31, 2015 and 2014, respectively, and is included in Other liabilities on the Consolidated Balance Sheet.

NOTE 10 - EMPLOYEE BENEFIT PLANS (Continued)

At December 31, 2015, the Company had $28.3 million in cash surrender value invested in bank-owned life insurance policies (“BOLI”). Income earned on these policies may be used, at the Company’s sole discretion, to fund the benefits payable under the Plans.

Stock-Based Compensation Plans

Under the 2006 Omnibus Stock Ownership and Long Term Incentive Plan (the "Omnibus Plan"), as amended, an aggregate of 312,500 split adjusted shares of the common stock of the Company, subject to adjustment, were reserved for issuance under the terms of the Omnibus Plan pursuant to the grant of incentive stock options, non-qualified stock options, restricted stock grants, long-term incentive compensation units and stock appreciation rights.

Options granted under the Omnibus Plan become exercisable in accordance with the vesting schedule specified in the stock option agreements. All unexercised options expire ten years after the date of grant.

The following table summarizes the components and classification of stock-based compensation expense for the years ended December 31, 2015 and 2014:

(In thousands)	2015	2014
Stock options	$-	$23
Restricted stock	411	313
Total stock-based compensation	$411	$336

As of December 31, 2015, there was no unrecognized compensation expense related to the Omnibus Plan. Unrecognized stock-based compensation expense at December 31, 2015 is as follows:

(In thousands)
2016	$317
2017	263
2018	108
Total	$688

Stock Options

A split adjusted summary of the transactions for the Company’s stock-based compensation plans as of and for the years ended December 31, 2015 and 2014, including the weighted average exercise price (“WAEP”) is as follows:

	2015		2014
	Shares	WAEP	Shares	WAEP
Outstanding at beginning of year	101,000	$43.00	111,000	$43.27
Granted	-	-	6,000	10.00
Exercised	(10,000)	17.60	(6,000)	10.00
Expired and forfeited	(9,500)	40.00	(10,000)	46.03
Outstanding at end of year	81,500	$46.46	101,000	$43.00

Options exercisable at year-end	81,500	$46.46	101,000	$43.00

There were no unvested shares as of December 31, 2015 or 2014.

NOTE 10 - EMPLOYEE BENEFIT PLANS (Continued)

Stock-Based Compensation Plans (Continued)

The following table summarizes information about the Company’s stock options at December 31, 2015:

			Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contractual	Number
Exercise Price	Outstanding	Price	Life in Years	Exercisable
$40.00 - $45.00	29,250	$43.11	2.24	29,250
$45.01 - $50.00	51,250	48.27	1.14	51,250
$50.01 - $52.00	1,000	52.00	0.39	1,000
	81,500	$46.46	1.53	81,500

There were no options granted during 2015.

The following table lists the stock option grants from the Plan for the year ended December 31, 2014:

	Number of
	Options	Exercise	Fair
	Granted	Price	Value
August 1, 2014 - Directors	6,000	$10.00	$3.77

The fair value of each option is estimated as of the date of grant using the Black-Scholes Option Pricing Model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. The assumptions for the grants were developed based on ASC 718 and SEC guidance contained in Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payment.”

The following table summarizes the weighted average assumptions used to compute the grant-date fair value of options granted during the year ended December 31, 2014:

Dividend yield	0.00%
Expected volatility	31.7% - 31.7%
Weighted average volatility	31.69%
Risk free interest rate	2.160%
Expected life	7 years

●
The dividend yield assumption is consistent with management expectations of dividend distributions based upon the Company’s business plan. An increase in dividend yield will decrease stock compensation expense.

●
The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

●
The expected option life for the current period grants was estimated using the vesting period, the term of the option and estimates of future exercise behavior patterns. An increase in the option life will increase stock compensation expense.

●
The volatility was estimated using a peer group assessment for periods approximating the expected option life. Appropriate weight is attributed to financial theory, according to which the volatility of an institution’s equity should be related to the volatility of its assets and the entity’s financial leverage. An increase in the volatility will increase stock compensation expense.

At December 31, 2015 and 2014, there was no aggregate intrinsic value of options outstanding and exercisable. The aggregate intrinsic value of options exercised during 2015 was $49,000. There was no aggregate intrinsic value of options exercised during 2014.

NOTE 10 - EMPLOYEE BENEFIT PLANS (Continued)

Stock-Based Compensation Plans (Continued)

Restricted Stock
Restricted stock is issued to the grantee but provides no voting or dividend rights and is restricted from transfer until vested, at which time all restrictions are removed. The terms of the restricted stock awards granted to employees during 2015 and 2014 are 100% cliff vesting for a period of 3 years from the date of the grant. The terms of the restricted stock awards granted to directors during 2015 are a vesting period 3 years from the date of the grant with immediate vesting upon retirement of the director. The terms of the restricted stock awards granted to directors during 2014 are a vesting period 2 years from the date of the grant with immediate vesting upon retirement of the director.

The following table lists the various restricted stock awards under the Omnibus Plan for the years ended December 31, 2015 and 2014:

	Number of
	Shares	Fair
	Granted	Value
2015
April 1, 2015 - Employees	14,156	$20.00
September 15, 2015 - Directors	16,500	23.75

2014
February 1, 2014 - Directors	68,750	$8.00
August 1, 2014 - Employees	6,250	10.00
December 1, 2014 - Employees	12,500	10.00

The fair value of the restricted stock awards granted to employees and directors for the years ended December 31, 2015 and 2014 was estimated to be equal to the closing stock price on the grant date. The value of the restricted stock is being amortized on a straight-line basis over the implied service periods.

The following table summarizes restricted stock award activity for the years ended December 31, 2015 and 2014:

	2015		2014
		Weighted		Weighted
		Average		Average
		Grant-Date		Grant-Date
		Fair Value		Fair Value
	Shares	Per Share	Shares	Per Share
Outstanding at beginning of year	75,000	$8.50	-	$-
Granted	30,656	22.02	87,500	8.43
Vested	(28,125)	8.00	(12,500)	8.00
Expired or forfeited	-	-	-	-
Outstanding at end of year	77,531	$14.03	75,000	$8.50

The following table summarizes the shares available for future grants under the Omnibus Plan for the years ended December 31, 2015 and 2014:

NOTE 10 - EMPLOYEE BENEFIT PLANS (Continued)

Stock-Based Compensation Plans (Continued)

	2015			2014
			Available			Available
	Stock	Restricted	for Future	Stock	Restricted	for Future
	Options	Stock	Grants	Options	Stock	Grants
Outstanding at beginning of year			199,500			283,000
Granted	-	(30,656)	(30,656)	(6,000)	(87,500)	(93,500)
Expired and forfeited	9,500	-	9,500	10,000	-	10,000
Outstanding at end of year			178,344			199,500

NOTE 11 - INCOME TAXES

Allocation of federal and state income tax expense between current and deferred portions for the years ended December 31 is as follows:

(In thousands)	2015	2014
Current
Federal	$2,845	$1,430
State	886	496
Total current	3,731	1,926
Deferred
Federal	1,925	2,042
State	105	435
Total deferred	2,030	2,477
	$5,761	$4,403

A reconciliation of income tax benefit computed at the statutory federal income tax rate to income tax expense included in the Consolidated Statements of Income is as follows:

(In thousands)	2015	2014
Expense computed at statutory rate of 34%	$5,768	$4,203
Effect of state income taxes, net of federal benefit	654	327
Tax exempt income	(712)	(622)
Other	51	495
	$5,761	$4,403

NOTE 11 - INCOME TAXES (Continued)

The components of the net deferred tax assets as of December 31 are as follows:

(In thousands)	2015	2014
Deferred tax assets:
Allowance for loan losses	$2,873	$2,628
Recorded impairment of assets	982	1,190
Operating loss carryforwards	-	2,527
Deferred compensation	1,015	881
Net unrealized loss on cash flow hedges	1,045	311
Other	1,600	800
Total deferred tax assets	7,515	8,337

Deferred tax liabilities:
Premises and equipment	(1,050)	(999)
Deferred loan costs	(1,396)	(1,048)
Prepaid expenses	(203)	(208)
Net unrealized gain on available for sale securities	(526)	(1,015)
Other	(222)	(142)
Total deferred tax liabilities	(3,397)	(3,412)
Net recorded deferred tax assets	$4,118	$4,925

No valuation allowances were required relating to deferred tax assets at December 31, 2015 or 2014 as the Company believes that realization of the net deferred tax asset is more likely than not.

As of December 31, 2015 and 2014, there were no uncertain tax positions. The amount of uncertain tax positions may increase or decrease in the future for various reasons including adding amounts for current tax positions, expiration of open tax returns due to statutes of limitations, changes in management’s judgment about the level of uncertainty, status of regulatory examinations, litigation and legislative activity and the addition or elimination of uncertain tax positions. The Company’s policy is to report interest and penalties, if any, related to uncertain tax positions in income tax expense in the Consolidated Statements of Income. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2012.

NOTE 12 - OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2015 and 2014 are as follows:

(In thousands)	2015	2014
Telephone and data lines	431	119
Postage, printing and office supplies	307	276
Franchise and other taxes	286	402
Insurance	214	205
Travel-related expenses	210	175
Correspondent bank fees	168	155
Charitable contributions	130	120
Other	750	662
Total	$2,496	$2,114

NOTE 13 - REGULATORY MATTERS

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Basel III Capital Rules, a new comprehensive capital framework for U.S. banking organizations, became effective for the Company and the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

The Company and the Bank’s Common Equity Tier 1 capital includes common stock and related paid-in capital and retained earnings. In connection with the adoption of the Basel III Capital Rules, the Company elected to opt-out of the requirement to include most components of accumulated other comprehensive income in Common Equity Tier 1. Common Equity Tier 1 for both the Company and the Bank is reduced by deferred tax assets that are subject to transition provisions.

Tier 1 capital includes Common Equity Tier 1 capital and additional Tier 1 capital. For the Company, additional Tier 1 capital at December 31, 2015 includes $18.0 million of trust preferred securities issued by our unconsolidated subsidiary trusts. Under the Basel III Capital Rules, trust preferred securities only qualify as Tier 1 capital instruments for banks under $15 billion in total assets.

Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital for both the Company and the Bank includes the permissible portion of the allowance for loan losses.

Prior to January 1, 2015, under the capital rules then in effect, the Company’s and the Bank’s Tier 1 capital included total stockholders’ equity excluding accumulated other comprehensive income, net of associated deferred tax liabilities. Tier 1 capital for the Company included $18.0 million of trust preferred securities issued by our unconsolidated subsidiary trusts.

The Common Equity Tier 1 (beginning in 2015), Tier 1 and Total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, with certain exclusions, allocated by risk weight category, and certain off-balance-sheet items, among other things. The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets, among other things.

When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Company and the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer and, if applicable, the countercyclical capital buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

NOTE 13 - REGULATORY MATTERS (Continued)

The following table presents actual and required capital ratios for the Company and the Bank under the Basel III Capital Rules as of December 31, 2015. The Company’s capitalization risk category is based on the Federal Reserve’s determination of whether the Company is adequately capitalized or less than adequately capitalized. The Bank’s capitalization risk category is based on the FDIC’s determination of whether the Bank is well-capitalized, adequately capitalized, or less than adequately capitalized. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2015 based on the phase-in provisions of the Basel III Capital Rules.

			Minimum Requirements To Be:
	Actual		Adequately Capitalized		Well Capitalized (2)
(Dollars in thousands)	Amount	Ratio (1)	Amount	Ratio (1)	Amount	Ratio (1)
2015
The Company
Total Capital	$123,028	11.21%	$87,794	8.00%	N/A	N/A
Tier I Capital	115,387	10.51%	65,845	6.00%	N/A	N/A
Common equity Tier I Capital	97,853	8.92%	49,384	4.50%	N/A	N/A
Leverage	115,387	8.66%	53,274	4.00%	N/A	N/A

The Bank
Total Capital	$127,095	11.59%	$87,696	8.00%	$109,621	10.00%
Tier I Capital	119,454	10.90%	65,772	6.00%	87,696	8.00%
Common equity Tier I Capital	119,454	10.90%	50,425	4.50%	71,253	6.50%
Leverage	119,454	9.15%	52,193	4.00%	65,241	5.00%

1)
Total capital ratio is defined as Tier 1 capital plus Tier 2 capital divided by total risk-weighted assets. The Tier 1 Capital ratio is defined as Tier 1 capital divided by total risk-weighted assets. Common equity Tier 1 is defined as Tier 1 capital excluding qualifying trust preferred securities divided by total risk weighted assets. The leverage ratio is defined as Tier 1 capital divided by the most recent quarter’s average total assets.

2)	Prompt corrective action provisions are not applicable at the bank holding company level.

The following table presents actual and required capital ratios as of December 31, 2014 for the Company and the Bank under the regulatory capital rules then in effect:

	Actual		Adequately Capitalized		Well Capitalized (2)
(Dollars in thousands)	Amount	Ratio (1)	Amount	Ratio (1)	Amount	Ratio (1)
2014
The Company
Total Capital	$111,704	12.38%	$72,207	8.00%	N/A	N/A
Tier I Capital	104,524	11.58%	36,104	4.00%	N/A	N/A
Leverage	104,524	9.02%	46,340	4.00%	N/A	N/A

The Bank
Total Capital	$118,028	13.09%	$72,115	8.00%	$90,144	10.00%
Tier I Capital	110,848	12.30%	36,058	4.00%	54,087	6.00%
Leverage	110,848	9.61%	46,160	4.00%	57,700	5.00%

1)
Total capital ratio is defined as Tier 1 capital plus Tier 2 capital divided by total risk-weighted assets. The Tier 1 Capital ratio is defined as Tier 1 capital divided by total risk-weighted assets. The leverage ratio is defined as Tier 1 capital divided by the most recent quarter’s average total assets.

2)	Prompt corrective action provisions are not applicable at the bank holding company level.

NOTE 13 - REGULATORY MATTERS (Continued)

The Company and the Bank are subject to the regulatory capital requirements administered by the Federal Reserve Board and, for the Bank, the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks. Regulatory authorities can initiate certain mandatory actions if the Company or the Bank fails to meet the minimum capital requirements, which could have a direct material effect on our financial statements.

Management believes, as of December 31, 2015, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In the ordinary course of business, the Company is dependent upon dividends from the Bank to provide funds for the payment of dividends to trust preferred stockholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under the foregoing dividend restrictions and while maintaining its “well capitalized” status, at December 31, 2015, the Bank could pay aggregate dividends of up to $17.5 million to the Company without prior regulatory approval.

NOTE 14 - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amounts of the Company’s exposure to off-balance sheet credit risk as of December 31, 2015 and 2014 is as follows:

(In thousands)	2015	2014
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$16,179	$16,886
Undisbursed lines of credit	163,572	128,819
Standby letters of credit	3,188	3,207
Total	$182,939	$148,912

NOTE 15 - DERIVATIVES AND FINANCIAL INSTRUMENTS

To mitigate exposure to variability in expected future cash flows resulting from changes in interest rates, in May 2013 the Company entered into two forward swap arrangements “(“the “Swaps”) whereby the Company would pay fixed rates on two short term borrowings at some point in the future for a determined period of time. For both agreements, the Company would renew advances with the FHLB for 3-month terms as a primary funding source and pay the prevailing 3-month rate. The first swap, a “2-5 Swap”, was a $20 million agreement whereby 2 years from the May 2013 execution date, the Company would begin to swap out the 3-month FHLB advance pricing at that date for a fixed rate of 1.964% for a period of 5 years. The second swap, a “3-5 Swap”, was similar in terms except that it was a $30 million agreement whereby 3 years from the May 2013 execution date, the Company would begin to swap out the 3-month FHLB advance pricing at that date for a fixed rate of 2.464% for a period of 5 years.

NOTE 15 - DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

The Company designated the forward-starting interest rate swaps (the hedging instruments) as cash flow hedges of the risk of changes attributable to the benchmark 3-Month LIBOR interest rate risk for the forecasted issuances of FHLB advances arising from a rollover strategy. The Company intended to sequentially issue a series of 3-month fixed rate debt as part of a planned roll-over of short term debt for the next seven to eight years.

In September 2014, as a result of continued increasing fixed rate exposure, the Company determined that an additional strategy was needed and, as a result, exited from the Swaps for a deferred gain of $372,000. In their place, the Company purchased three interest rate caps with a strike price of 3-month LIBOR at .50% and a five year term. The instruments hedged were $100 million of Federal Home Loan Bank borrowings maturing quarterly on the same reset dates. The Company executed three separate agreements between $30 million and $35 million maturing between August 2019 and October 2019. The following table reflects the cash flow hedges included in the Consolidated Balance Sheets as of December 31, 2015 and 2014:

	2015		2014
	Notational	Fair	Notational	Fair
(In thousands)	Amount	Value	Amount	Value
Included in other assets:
Cap 1 - maturing August 2019	$35,000	$1,334	$35,000	$2,064
Cap 2 - maturing September 2019	35,000	1,360	35,000	2,108
Cap 3 - maturing October 2019	30,000	1,216	30,000	1,857
	$100,000	$3,910	$100,000	$6,029

Amortization of the premium on the interest rate caps is as follows:

(In thousands)
2016	$913
2017	1,779
2018	2,247
2019	1,751
$6,690

The Company recorded $154,000 and $572 in 2015 and 2014 respectively in amortization associated with the interest rate caps that is reflected in the Consolidated Statements of Income as a component of Borrowings and repurchase agreements interest expense.

Amortization of the gain associated with the exit of the swaps is as follows:

(In thousands)
2016	$57
2017	74
2018	75
Thereafter	147
$353

The Company realized $19,000 in gains on the swaps in 2015 shown as a reduction of Borrowings and repurchase agreements interest expense.

The Company anticipates little to no ineffectiveness in this hedging relationship as long as the terms are matched at each forecasted debt issuance. The Company notes that the actual interest cost incurred at each rollover will be a function of market rates at that time. However the Company is only hedging the benchmark interest rate risk in that rollover.

The Company does not use derivatives for trading or speculative purposes.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. In general, the transaction price will equal the exit price and, therefore, represent the fair value of the asset or liability at initial recognition. In determining whether a transaction price represents the fair value of the asset or liability at initial recognition, each reporting entity is required to consider factors specific to the transaction and the asset or liability, the principal or most advantageous market for the asset or liability, and market participants with whom the entity would transact in the market.

Outlined below is the application of the fair value hierarchy applied to the Company’s financial assets that are carried at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market for the asset or liability is a market in which the transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. As of December 31, 2015, the types of financial assets and liabilities the Company carried at fair value hierarchy Level 1 included marketable equity securities with readily available market values.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. As of December 31, 2015, the types of financial assets and liabilities the Company carried at fair value hierarchy Level 2 included agency bonds, collateralized mortgage obligations, mortgage backed securities, municipal bonds and derivatives.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are supported by little or no market activity or by the entity’s own assumptions. As of December 31, 2015, the Company did value certain financial assets including one corporate subordinated debenture, measured on both a recurring and a non-recurring basis, at fair value hierarchy Level 3.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value on a Recurring Basis

The Company measures certain assets at fair value on a recurring basis, as described below.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include U.S. agencies, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. The Company classifies derivatives instruments held or issued for risk management purposes as Level 2. As of December 31, 2015 and 2014, the Company’s derivative instruments consist solely of interest rate caps.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Below is a table that presents information about assets measured at fair value on a recurring basis at December 31, 2015 and 2014:

		Fair Value Measurements Using
		Quoted Prices
		in Active
		Markets	Significant
		for	Other	Significant
		Identical	Observable	Unobservable
(In thousands)	Total	Assets	Inputs	Inputs
Description	Fair value	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Securities available-for-sale:
U.S. Agency obligations	$19,901	$-	$19,901	$-
Collateralized mortgage obligations	60,941	-	60,941	-
Mortgage-backed securities	31,310	-	31,310	-
Municipal bonds	54,434	-	54,434
Other	2,310	1,810	-	500
	168,896	1,810	166,586	500
Interest rate caps	3,910	-	3,910	-
Total assets at fair value	$172,806	$1,810	$170,496	$500

December 31, 2014
Securities available-for-sale:
U.S. Agency obligations	$31,842	$-	$31,842	$-
Collateralized mortgage obligations	70,056	-	70,056	-
Mortgage-backed securities	34,548	-	34,548	-
Municpal bonds	45,180	-	45,180	-
Other	2,049	2,049	-	-
	183,675	2,049	181,626	-
Interest rate caps	6,029	-	6,029	-
Total assets at fair value	$189,704	$2,049	$187,655	$-

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2015.

Level 3
Investment
(In thousands)	Securities
Balance at December 31, 2014	$-
Purchases	500
Balance at December 31, 2015	$500

Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a nonrecurring basis, as described below.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Impaired Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Impaired loans require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans totaled $3.9 million and $6.3 million at December 31, 2015 and 2014, respectively.

Other Real Estate Owned

Other real estate owned, which includes foreclosed assets, is adjusted to fair value upon transfer of loans and premises to other real estate. Subsequently, other real estate owned is carried at the lower of carrying value or fair value.

At the date of transfer, losses are charged to the allowance for credit losses. Subsequent write-downs are charged to expense in the period they are incurred.

Below is a table that presents information about assets measured at fair value on a nonrecurring basis at December 31, 2015 and 2014:

		Fair Value Measurements Using
		Quoted Prices
		in Active
		Markets	Significant
		for	Other	Significant
		Identical	Observable	Unobservable
(In thousands)	Total	Assets	Inputs	Inputs
December 31, 2015	Fair value	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$3,382	$-	$-	$3,382
Other real estate owned	5,453	-	-	5,453
Total	$8,835	$-	$-	$8,835

		Fair Value Measurements Using
		Quoted Prices
		in Active
		Markets	Significant
		for	Other	Significant
		Identical	Observable	Unobservable
(In thousands)	Total	Assets	Inputs	Inputs
December 31, 2014	Fair value	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$5,595	$-	$-	$5,595
Other real estate owned	14,991	-	-	14,991
Total	$20,586	$-	$-	$20,586

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2015 and 2014, the significant unobservable inputs used in the fair value measurements were as follows:

December 31, 2015 and 2014
	Valuation	Significant	Significant
	Technique	Observable Inputs	unobservable Inputs
Impaired loans	Appraisal value	Appraisals and/or sales of	Appraisals discounted 5% to 10% for
		comparable properties	sales commissions and other holding costs

Other real estate owned	Appraisal value/	Appraisals and/or sales of	Appraisals discounted 5% to 10% for
	Comparison sale/	comparable properties	sales commissions and other holding costs
Other estimates

The Bank provides certain disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, certain financial instruments and all nonfinancial instruments are excluded from disclosure. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and Due from Banks

The carrying amounts for cash and due from banks approximate fair value because of the short maturities of those instruments.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Bank-owned life insurance

The carrying value of bank-owned life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest

The carrying amount is a reasonable estimate of fair value.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Short-Term Borrowings and Long-Term Debt

The fair values are based on discounting expected cash flows using the current interest rates for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note 13, it is not practicable to estimate the fair value of future financing commitments.

The following table presents the estimated fair values and carrying amounts of the Bank’s financial instruments, none of which are held for trading purposes, at December 31:

	2015
	Carrying	Fair Value
(In thousands)	Amount	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$55,530	$55,530	$55,530	$-	$-
Investment securities available-for-sale	168,896	168,896	1,810	166,586	500
Loans, net	1,016,156	1,013,415	-	1,010,033	3,382
Accrued interest receivable	3,795	3,795	3,795	-	-
Federal Home Loan Bank stock	8,061	8,061	-	-	8,061
Bank-owned life insurance	28,274	28,274	-	28,274	-
Interest rate caps	3,910	3,910	-	3,910	-
Financial liabilities:
Non-maturing deposits	663,066	663,066	-	663,066	-
Time deposits	319,781	320,246	-	320,246	-
Accrued interest payable	356	356	356	-	-
Repurchase agreements and federal funds purchased	30,580	30,580	-	30,580	-
FHLB Advances and other borrowings	169,800	169,800	-	169,800	-
Subordinated debt	18,558	15,591	-	15,591	-

	2014
	Carrying	Fair Value
	Amount	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$36,395	$36,395	$36,395	$-	$-
Investment securities available-for-sale	183,675	183,675	-	183,675	-
Loans, net	861,536	867,569	-	861,974	5,595
Accrued interest receivable	3,636	3,636	3,636	-	-
Federal Home Loan Bank stock	7,006	7,006	-	-	7,006
Bank-owned life insurance	27,421	27,421	-	27,421	-
Interest rate forward swaps	6,029	6,029	-	6,029	-
Financial liabilities:
Non-maturing deposits	494,728	494,728	-	494,728	-
Time deposits	388,912	389,240	-	389,240	-
Accrued interest payable	405	405	405	-	-
Repurchase agreements and federal funds purchased	27,482	27,482	-	27,482	-
FHLB Advances and other borrowings	142,256	142,256	-	142,256	-
Subordinated debt	18,558	15,449	-	15,449	-

NOTE 17 - PARENT COMPANY FINANCIAL DATA

Following are the condensed financial statements of Paragon Commercial Corporation as of and for the years ended December 31, 2015 and 2014:

Condensed Balance Sheets

(In thousands)	2015	2014
Assets
Cash and due from banks	$224	$413
Investment in Paragon Commercial Bank	119,716	111,986
Investment in unconsolidated subsidiaries	558	558
Other assets	584	590
Total Assets	$121,082	$113,547

Liabilities and Stockholders' Equity
Subordinated debentures	$18,558	$18,558
Other borrowings	4,800	7,256
Accrued interest payable and other liabilities	66	71
Total Liabilities	23,424	25,885

Stockholders' Equity:
Common stock	37	36
Additional paid-in-capital	53,147	52,358
Accumulated other comprehensive income (loss)	(886)	1,142
Retained earnings	45,360	34,126
Total Stockholders' Equity	97,658	87,662

Total Liabilities and Stockholders' Equity	$121,082	$113,547

Condensed Statements of Income

(In thousands)	2015	2014
Equity in undistributed earnings of subsidiary	$11,958	$8,706
Interest expense	(715)	(802)
Other operating income	24	22
Other operating expenses	(402)	(352)
Income tax benefit	369	385
Net income	$11,234	$7,959

NOTE 17 - PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statements of Cash Flows

(In thousands)	2015	2014
Cash flows from operating activities:
Net income	$11,234	$7,959
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiary	(11,958)	(8,706)
Stock based compensation	411	337
Net gain on sale of securities	(1)	-
Deferred tax expense	9	-
Changes in assets and liabilities:
(Increase) decrease in other assets	(6)	25
Decrease in other liabilities	(6)	(39)
Net cash used in operating activities	(317)	(424)

Cash flows from investing activities:
Investment in subsidiaries and trusts	-	(23)
Proceeds from sale of securities available for sale	5	-
Dividends received from subsidiary	2,200	2,450
Net cash provided by investing activities	2,205	2,427

Cash flows from financing activities:
Repayment of long term debt	(2,456)	(2,361)
Proceeds from employee stock purchase plan	203	-
Proceeds from exercise of stock options	176	61
Net cash used in financing activities	(2,077)	(2,300)
Net decrease in cash and cash equivalents	(189)	(297)
Cash and cash equivalents, beginning of year	413	710
Cash and cash equivalents, end of year	$224	$413

NOTE 18 – SUPPLEMENTAL CASH FLOW DISCLOSURE

(In thousands)	2015	2014
Supplemental Disclosures of Cash Flow Information:

Interest paid	$7,433	$8,897

Income taxes paid	$4,320	$1,650

Supplemental Schedule of Noncash Investing and Financing Activities:

Change in fair value of securities available-for-sale, net of taxes	$(797)	$3,590

Change in fair value of cash flow hedges, net of taxes	$(1,231)	$(1,886)

Transfer from loans to foreclosed real estate	$3,484	$1,104

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements were available and has determined that there are no subsequent events that would require recognition or disclosure in the Company’s consolidated financial statements.

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides selected quarterly financial data for 2015 and 2014:

	Fourth	Third	Second	First
(in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter
2015
Interest income	$12,594	$12,510	$12,011	$11,320
Net interest income	10,730	10,656	10,213	9,452
Provision for loan losses	-	-	179	571
Gain (loss) on sale of securities	(26)	145	-	423
Income before income taxes	4,532	5,020	3,958	3,485
Net income	2,963	3,313	2,650	2,308
Net income available to common shareholders	2,963	3,313	2,650	2,308
Net income per share, diluted	$0.65	$0.73	$0.59	$0.52
Net income per share, basic	$0.65	$0.73	$0.59	$0.51

	Fourth	Third	Second	First
2014	Quarter	Quarter	Quarter	Quarter
Interest income	$11,327	$10,807	$10,401	$10,248
Net interest income	9,266	8,628	8,203	8,008
Provision for loan losses	-	-	-	538
Gain (loss) on sale of securities	-	-	(9)	96
Income before income taxes	4,183	2,564	2,977	2,638
Net income	2,702	1,528	2,177	1,552
Net income available to common shareholders	2,702	1,528	2,177	1,552
Net income per share, diluted	$0.60	$0.34	$0.49	$0.35
Net income per share, basic	$0.60	$0.34	$0.49	$0.35

736,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

RAYMOND JAMES

SANDLER O'NEILL + PARTNERS, L.P.

The date of the prospectus is                     , 2016

Through and including             , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered hereunder, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee, the NASDAQ listing fee, and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$2,895
FINRA filing fee	$5,675
NASDAQ listing fee	$50,000
Accounting fees and expenses	$70,000
Legal fees and expenses	$425,000
Printing fees	$50,000
Miscellaneous expenses	$10,000

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the stockholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The bylaws of the Company provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, agent or employee of the Company or at the request of the Company serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, the Company may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article VI of the Articles of Incorporation of the Company limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of the Company or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of the Company).

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the Registrant has issued the securities described below. The information presented in this Item 15 gives effect to a 125-for-1 forward stock split effected on June 18, 2014.

●
On May 29, 2014, each share of the Registrant’s then-issued and outstanding Class A common stock and Class B common stock was reclassified and converted into a single class of common stock, on the basis of one share of common stock for each share of Class A and Class B common stock so reclassified.

●	On June 18, 2014, the Registrant effected a 125-for-1 forward stock split on all outstanding shares of its common stock.

●
The Registrant periodically issues grants of stock options to its executive officers, directors, and other key employees and the executive officers, directors, and other key employees of Paragon Commercial Bank pursuant to the Registrant’s 2006 Omnibus Stock Incentive Plan, 2008 Incentive Stock Option Plan, and 2008 Nonstatutory Stock Option Plan. Since January 1, 2013, the Registrant has granted options to purchase an aggregate of 6,000 shares of its common stock at a $10.00 per share exercise price pursuant to its 2006 Omnibus Stock Incentive Plan, 2008 Incentive Stock Option Plan, and 2008 Nonstatutory Stock Option Plan.

●
The Registrant periodically issues grants of restricted stock to its executive officers, directors, and other key employees and the executive officers, directors, and other key employees of Paragon Commercial Bank pursuant to the Registrant’s 2006 Omnibus Stock Incentive Plan. Since January 1, 2013, the Registrant has issued an aggregate of 118,156 shares of its common stock pursuant to restricted stock grants under its 2006 Omnibus Stock Incentive Plan.

●
The Registrant periodically sells shares of its common stock to its employees and to the employees of Paragon Commercial Bank under the Registrant’s 2014 Employee Stock Purchase Plan. Since January 1, 2013, the Registrant has sold an aggregate of 10,678 shares of common stock under its 2014 Employee Stock Purchase Plan for aggregate consideration of $203,000.

None of the foregoing transactions involved any underwriters, underwriting discounts, or commissions. The issuances of securities described above were made in reliance upon the exemption from registration under Section 4(2) or its successor 4(a)(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1.1	Articles of Incorporation of Paragon Commercial Corporation(1)

3.1.2	Articles of Amendment of Paragon Commercial Corporation effective June 30, 2008 (1)

3.1.3	Articles of Amendment of Paragon Commercial Corporation effective February 5, 2009 (1)

3.1.4	Articles of Amendment of Paragon Commercial Corporation effective May 29, 2014 (1)

3.1.5	Articles of Amendment of Paragon Commercial Corporation effective June 23, 2014 (1)

3.2	Bylaws of Paragon Commercial Corporation, as amended (1)

4.1	Form of Common Stock Certificate (1)

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP

10.1	Paragon Commercial Corporation 2006 Omnibus Stock Ownership and Long Term Incentive Plan(1)(2)

10.2	Paragon Commercial Corporation Employee Stock Purchase Plan(1)(2)

10.3.1	Employment Agreement with Robert C. Hatley effective September 1 , 2013(1)(2)

10.3.2	First Amendment to Employment Agreement with Robert C. Hatley effective October 27, 2015(1)(2)

10.4.1	Change in Control Agreement with Steven E. Crouse effective March 28, 2013(1)(2)

10.4.2	Amendment of the Change in Control Agreement with Steven E. Crouse effective May 20, 2014(1)(2)

10.5.1	Change in Control Agreement with Matthew C. Davis effective March 28, 2013(1)(2)

10.5.2	Amendment of the Change in Control Agreement with Matthew C. Davis effective May 20, 2014(1)(2)

10.6.1	Amended and Restated Salary Continuation Agreement with Robert C. Hatley effective December 27, 2013(1)(2)

10.6.2	Amendment of the Salary Continuation Agreement with Robert C. Hatley effective May 20, 2014(1)(2)

10.7.1	Amended and Restated Salary Continuation Agreement with Matthew C. Davis effective December 27, 2013(1)(2)

10.7.2	Amendment of the Salary Continuation Agreement with Matthew C. Davis effective May 20 , 2014(1)(2)

10.8.1	Amended and Restated Salary Continuation Agreement with Steven E. Crouse effective December 27, 2013(1)(2)

10.8.2	Amendment of the Salary Continuation Agreement with Steven E. Crouse effective May 20, 2014(1)(2)

10.9	Endorsement Split-Dollar Agreement with Robert C. Hatley(1)(2)

10.10	Endorsement Split-Dollar Agreement with Matthew C. Davis(1)(2)

10.11	Endorsement Split-Dollar Agreement with Steven E. Crouse(1)(2)

10.12	Tax Sharing Agreement, effective as of March 8, 2016, between Paragon Commercial Corporation and Paragon Commercial Bank (1)

10.13	Indenture, dated as of May 18, 2004, between Paragon Commercial Corporation and JPMorgan Chase Bank

10.14	Amended and Restated Declaration of Trust of Paragon Commercial Capital Trust I, dated as of May 18, 2004

10.15	Guarantee Agreement, dated as of May 18, 2004, between Paragon Commercial Corporation and JPMorgan Chase Bank

10.16	Junior Subordinated Indenture, dated as of May 30, 2006, between Paragon Commercial Corporation and Wilmington Trust Company

10.17	Amended and Restated Trust Agreement, dated as of May 30, 2006, between Paragon Commercial Corporation, Wilmington Trust Company, and the Administrative Trustees Named Therein

10.18	Guarantee Agreement, dated as of May 30, 2006, between Paragon Commercial Corporation and Wilmington Trust Company

21.1	List of Subsidiaries (1)

23.1	Consent of Elliott Davis Decosimo PLLC

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (Included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (1)
_________________________
(1)	Previously filed
(2)	Management contract or compensatory plan

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)                 For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on  June 10, 2016.

PARAGON COMMERCIAL CORPORATION (Registrant)

By:	/s/ Robert C. Hatley
Robert C. Hatley
President and Chief Executive Officer

Signature	Title	Date

/s/ Robert C. Hatley	President, Chief Executive Officer and Director	June 10, 2016
Robert C. Hatley	(Principal Executive Officer)

/s/ Steven E. Crouse	Executive Vice President and Chief Financial Officer	June 10, 2016
Steven E. Crouse	(Principal Financial and Accounting Officer)

/s/ Howard Jung	Chairman of the Board of Directors	June 10, 2016
Howard Jung*

/s/ Curtis C. Brewer III	Director	June 10, 2016
Curtis C. Brewer III*

/s/ Roy L. Harmon, Jr.	Director	June 10, 2016
Roy L. Harmon, Jr.*

/s/ K. Wesley M. Jones	Director	June 10, 2016
K. Wesley M. Jones*

/s/ Thomas B. Oxholm	Director	June 10, 2016
Thomas B. Oxholm*

/s/ F. Alton Russell	Director	June 10, 2016
F. Alton Russell*

*/s/ Robert C. Hatley	Attorney-in-fact	June 10, 2016
Robert C. Hatley

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1.1	Articles of Incorporation of Paragon Commercial Corporation(1)

3.1.2	Articles of Amendment of Paragon Commercial Corporation effective June 30, 2008 (1)

3.1.3	Articles of Amendment of Paragon Commercial Corporation effective February 5, 2009 (1)

3.1.4	Articles of Amendment of Paragon Commercial Corporation effective May 29, 2014 (1)

3.1.5	Articles of Amendment of Paragon Commercial Corporation effective June 23, 2014 (1)

3.2	Bylaws of Paragon Commercial Corporation, as amended (1)

4.1	Form of Common Stock Certificate (1)

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP

10.1	Paragon Commercial Corporation 2006 Omnibus Stock Ownership and Long Term Incentive Plan(1)(2)

10.2	Paragon Commercial Corporation Employee Stock Purchase Plan(1)(2)

10.3.1	Employment Agreement with Robert C. Hatley effective September 1 , 2013(1)(2)

10.3.2	First Amendment to Employment Agreement with Robert C. Hatley effective October 27, 2015(1)(2)

10.4.1	Change in Control Agreement with Steven E. Crouse effective March 28, 2013(1)(2)

10.4.2	Amendment of the Change in Control Agreement with Steven E. Crouse effective May 20, 2014(1)(2)

10.5.1	Change in Control Agreement with Matthew C. Davis effective March 28, 2013(1)(2)

10.5.2	Amendment of the Change in Control Agreement with Matthew C. Davis effective May 20, 2014(1)(2)

10.6.1	Amended and Restated Salary Continuation Agreement with Robert C. Hatley effective December 27, 2013(1)(2)

10.6.2	Amendment of the Salary Continuation Agreement with Robert C. Hatley effective May 20, 2014(1)(2)

10.7.1	Amended and Restated Salary Continuation Agreement with Matthew C. Davis effective December 27, 2013(1)(2)

10.7.2	Amendment of the Salary Continuation Agreement with Matthew C. Davis effective May 20 , 2014(1)(2)

10.8.1	Amended and Restated Salary Continuation Agreement with Steven E. Crouse effective December 27, 2013(1)(2)

10.8.2	Amendment of the Salary Continuation Agreement with Steven E. Crouse effective May 20, 2014(1)(2)

10.9	Endorsement Split-Dollar Agreement with Robert C. Hatley(1)(2)

10.10	Endorsement Split-Dollar Agreement with Matthew C. Davis(1)(2)

10.11	Endorsement Split-Dollar Agreement with Steven E. Crouse(1)(2)

10.12	Tax Sharing Agreement, effective as of March 8, 2016, between Paragon Commercial Corporation and Paragon Commercial Bank (1)

10.13	Indenture, dated as of May 18, 2004, between Paragon Commercial Corporation and JPMorgan Chase Bank

10.14	Amended and Restated Declaration of Trust of Paragon Commercial Capital Trust I, dated as of May 18, 2004

10.15	Guarantee Agreement, dated as of May 18, 2004, between Paragon Commercial Corporation and JPMorgan Chase Bank

10.16	Junior Subordinated Indenture, dated as of May 30, 2006, between Paragon Commercial Corporation and Wilmington Trust Company

10.17	Amended and Restated Trust Agreement, dated as of May 30, 2006, between Paragon Commercial Corporation, Wilmington Trust Company, and the Administrative Trustees Named Therein

10.18	Guarantee Agreement, dated as of May 30, 2006, between Paragon Commercial Corporation and Wilmington Trust Company

21.1	List of Subsidiaries (1)

23.1	Consent of Elliott Davis Decosimo PLLC

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (Included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (1)
_________________________
(1)	Previously filed
(2)	Management contract or compensatory plan